As filed with the Securities and Exchange Commission on April 19, 2000

                                                              FILE NO. 333-93367

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                         PRE-EFFECTIVE AMENDMENT NO. 1

                                   FORM S-6

                 FOR REGISTRATION UNDER THE SECURITIES ACT OF
                      1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2
                                 ------------

A. Exact name of trust:
                           JPF SEPARATE ACCOUNT A
B. Name of depositor:
                    JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
C. Complete address of depositor's principal executive offices:
                               One Granite Place
                               Concord, NH 03301
D. Name and complete address of agent for service:

                              Ronald R. Angarella
                                   President
                     Jefferson Pilot Securities Corporation
                               One Granite Place
                               Concord, NH 03301

                                  Copies to:

Charlene Grant, Esq.                  Joan E. Boros, Esq.
Jefferson Pilot Financial             1025 Thomas Jefferson Street, N.W.
  Company                             Suite 400 East
One Granite Place                     Washington, D.C.  20007-0805
Concord, NH 03301

                                 ------------

E. Title of securities being registered:
     Units of Interest in the Separate Account under Individual Flexible Premium Variable Life Insurance Policies.

F. Approximate date of proposed public offering:
     As soon as practicable after the effective date.

  The Registrant is registering an indefinite amount of securities pursuant to
Section 24(f) of the Investment Company Act of 1940.

  Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

May 1, 2000

ENSEMBLE III

JPF Separate Account A

Flexible Premium Variable Life Insurance Policy

Jefferson Pilot Financial Insurance Company
One Granite Place Concord, New Hampshire 03301    800-258-3648

This Prospectus describes the Ensemble III Variable Life Insurance Policy ("Ensemble III" or "the Policy"), a flexible premium variable life insurance policy issued and underwritten by Jefferson Pilot Financial Insurance Company ("we" or "JP Financial" or "the Company"). The Policy provides life insurance and pays a benefit, as described in this Prospectus, upon the Insured's death or surrender of the Policy. The Policy allows flexible premium payments, Policy Loans, Withdrawals, and a choice of Death Benefit Options. Your account values may be invested on either a fixed or variable or combination of fixed and variable basis. You may allocate your Net Premiums to JPF Separate Account A ("Separate Account A" or the "Separate Account"), and/or the General Account, or both Accounts. The Divisions of Separate Account A support the benefits provided by the variable portion of the Policy. The Accumulation Value allocated to each Division is not guaranteed and will vary with the investment performance of the associated Fund. Net Premiums allocated to the General Account will accumulate at rates of interest we determine; such rates will not be less than 4% per year. Your Policy may lapse if the Surrender Value is insufficient to pay a Monthly Deduction. For the first five Policy Years, however, if you pay the Minimum Annual Premium, your Policy will not lapse, regardless of changes in the Surrender Value. We will send premium reminder notices for Planned Premiums and for premiums required to continue the Policy in force. If the Policy lapses, you may reinstate it.

The Policy has a free look period during which you may return the Policy. We will refund your Premium (See "Right of Policy Examination").

This Prospectus also describes the Divisions used to fund the Policy through the Separate Account. Each Division invests exclusively in one of the following
Portfolios:

JPVF International Equity Portfolio
JPVF World Growth Stock Portfolio
JPVF Global Hard Assets Portfolio
JPVF Emerging Growth Portfolio
JPVF Capital Growth Portfolio
JPVF Small Company Portfolio
JPVF Growth Portfolio

JPVF S&P 500 Index Portfolio
JPVF Value Portfolio

JPVF Balanced Portfolio
JPVF High Yield Bond Portfolio
JPVF Money Market Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Contrafund Portfolio

MFS Research Series
MFS Utilities Series
Oppenheimer Strategic Bond Fund/VA
Oppenheimer Bond Fund/VA

Templeton International Securities Fund: Class 2

Not all Divisions may be available under all Policies or in all jurisdictions. You may obtain the current Prospectus and Statement of Additional Information ("SAI") for any of the Portfolios by calling (800) 258-3648 x7719.

Replacing existing insurance or supplementing an existing flexible premium variable life insurance policy with the Policy may not be to your advantage.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDS. BOTH THIS PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ensemble III insurance policies and shares of the funds are not deposits or obligations of or guaranteed by any bank. They are not federally insured by the FDIC or any other government agency. Investing in the contracts involves certain investment risks, including possible loss of principal invested.

THIS PROSPECTUS AND OTHER INFORMATION ABOUT JPF SEPARATE ACCOUNT A REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAN BE FOUND IN THE SEC'S WEB SITE AT http://www.sec.gov.

TABLE OF CONTENTS
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                                                                            Page
                                                                            ----
Definitions ...............................................................    3
Policy Summary ............................................................    4
The Separate Account ......................................................    5
Charges & Fees ............................................................    6
 Charges & Fees Assessed Against Premium ..................................    6
 Charges & Fees Assessed Against the Accumulation Value ...................    6
 Charges & Fees Assessed Against the Separate Account .....................    7
 Charges Assessed Against the Underlying Funds ............................    8
Charges Deducted Upon Surrender ...........................................    9
Allocation of Premiums ....................................................   10
 The Portfolios ...........................................................   10
 Investment Advisers for each of the Funds ................................   11
 Mixed and Shared Funding; Conflicts of Interest ..........................   12
 Fund Additions, Deletions or Substitutions ...............................   12
 General Account ..........................................................   13
Policy Choices ............................................................   13
 General ..................................................................   13
Premium Payments ..........................................................   13
 Modified Endowment .......................................................   14
 Compliance with the Internal Revenue Code ................................   14
 Death Benefit Options ....................................................   15
 Transfers and Allocations to Funding Options .............................   15
 Telephone Transfers, Loans and Reallocations .............................   16
Automated Transfers (Dollar Cost Averaging and Portfolio Rebalancing) .....   16
Policy Values .............................................................   17
 Accumulation Value .......................................................   17
 Unit Values ..............................................................   18
 Net Investment Factor ....................................................   18
 Surrender Value ..........................................................   18
Policy Rights .............................................................   19
 Surrenders ...............................................................   19
 Withdrawals ..............................................................   19
 Grace Period .............................................................   19
 Reinstatement of a Lapsed or Terminated Policy ...........................   19
 Right to Defer Payment ...................................................   20
 Policy Loans .............................................................   20
Policy Changes ............................................................   21
 Right of Policy Examination ..............................................   22
 Supplemental Benefits ....................................................   22
Death Benefit .............................................................   22
Policy Settlement .........................................................   22
 Settlement Options .......................................................   23
The Company ...............................................................   23
Directors & Officers ......................................................   25
Additional Information ....................................................   26
 Reports to Policyowners ..................................................   26
 Right to Instruct Voting of Fund Shares ..................................   26
 Disregard of Voting Instructions .........................................   26
 State Regulation .........................................................   27
 Legal Matters ............................................................   27
 The Registration Statement ...............................................   27
 Financial Statements .....................................................   27
 Employment Benefit Plans .................................................   27
 Distribution of the Policy ...............................................   27
 Independent Auditors .....................................................   28


 Group or Sponsored Arrangements ..........................................   29
Tax Matters ...............................................................   29
 General ..................................................................   29
 Federal Tax Status of the Company ........................................   29
 Life Insurance Qualification .............................................   29
Charges for JP Financial Income Taxes .....................................   32
Miscellaneous Policy Provisions ...........................................   33
 The Policy ...............................................................   33
 Payment of Benefits ......................................................   33
 Suicide and Incontestability .............................................   33
 Protection of Proceeds ...................................................   33
 Nonparticipation .........................................................   33
 Changes in Owner and Beneficiary; Assignment .............................   33
 Misstatements ............................................................   33
Illustrations of Accumulation Values, Cash Values and Death Benefits ......  A-1

--------------------------------------------------------------------------------
This prospectus does not constitute an offer in any jurisdiction in which such offering may not be lawfully made. No dealer, salesman or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon. The purpose of this variable life insurance policy is to provide insurance protection. Life insurance is a long-term investment. Policyowners should consider their need for insurance coverage and the policy's long-term investment potential. No claim is made that the policy is any way similar or comparable to an investment in a mutual fund.
--------------------------------------------------------------------------------

Definitions
--------------------------------------------------------------------------------

Accumulation Value: The total amount that a Policy provides for investment plus the amount held as collateral for Policy Debt.

Age: The Insured's age at his/her nearest birthday.

Allocation Date: The date when the initial Net Premium is placed in the Divisions and the General Account as instructed by the Policyowner in the application. The Allocation Date is the later of 1) 25 days from the date we mail the Policy to the agent for delivery to you; or 2) the date we receive all administrative items needed to activate the Policy.

Attained Age: The Insured's age  at the last Policy Anniversary.

Beneficiary: The person you designate in the application to receive the Death Benefit proceeds. If changed, the Beneficiary is as shown in the latest change filed with us. If no Beneficiary survives the Insured, you or your estate will be the Beneficiary. The Beneficiary's interest may be subject to that of any assignee.

Cash Value: The Accumulation Value less any Surrender Charge. This amount less any Policy Debt is payable to the Policyowner on surrender of the Policy.

Code: The Internal Revenue Code of 1986, as amended.

Company: Jefferson Pilot Financial Insurance Company.

Cost of Insurance: A charge related to our expected mortality cost for your basic insurance coverage under the Policy, not including any supplemental benefit provision that you may elect through a Policy rider.

Cumulative Minimum Premium: An amount equal to the Minimum Annual Premium divided by 12 and multiplied by the number of completed policy months.

Date of Receipt: Any Company business day, prior to 4:00 p.m. Eastern time, on which a notice or premium payment is received at our home office.

Death Benefit: The amount which is payable on the Death of the Insured, adjusted as provided in the Policy.

Death Benefit Options: The methods for determining the Death Benefit.

Division: A separate division of Separate Account A which invests only in the shares of a specified Portfolio of a Fund.

Fund: An open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy.

General Account: A non-variable funding option available in the Policy that guarantees a minimum interest rate of 4% per year.

Grace Period: The 61-day period beginning on the Monthly Anniversary Day on which the Policy's Surrender Value less any Policy Debt is insufficient to cover the current Monthly Deduction, unless the cumulative minimum premium requirement has been met. The Policy will lapse without value at the end of the 61-day period unless we receive a sufficient payment.

Insured: The person on whose life the Policy is issued.

Issue Age: The Age of the Insured on the Policy's Issue Date.

Issue Date: The effective date on which we issue the Policy.

Load Basis Amount: An amount per $1,000 of Specified Amount which varies by sex, Issue Age (or Attained Age for an increase in Specified Amount) and rating class of the Insured. This amount is used to calculate the Acquisition Charge. The maximum Load Basis Amount is $66.65, resulting in a maximum Acquisition Charge of $1.33 per $1000 of Specified Amount in Year 1 and $0.67 per $1000 of Specified Amount per month in Year 2.

Loan Value: Generally, 100% of the Policy's Cash Value on the date of a loan.

Minimum Annual Premium: The amount of premium that you must pay each year to assure that the Policy remains in force for at least 5 Policy Years from the Issue Date, even if the Surrender Value is insufficient to satisfy the current Monthly Deduction.

Monthly Anniversary Date: The same day in each month as the Policy Date.

Net Premium: The gross premium less a 2.5% State Premium Tax Charge, a 1.25% Federal DAC Tax Charge and a 3% Premium Load. We currently do not intend to assess the Premium Load beginning in the 11th Policy Year.

Policy: The life insurance contract described in this Prospectus.

Policy Date: The date set forth in the Policy from which policy years, policy months and policy anniversaries will be determined. If the Policy Date falls on the 29th, 30th or 31st of a month, the Policy Date will be the 28th of such month. You may request the Policy Date. If You do not request a date, it is the date the Policy is issued.

Policy Debt: The sum of all unpaid policy loans and accrued interest thereon.

Portfolio: A separate investment series of one of the Funds.

Premium Load: A charge we assess against premium payments, which is quaranteed not to exceed 3%.

Proof of Death: One or more of: a) a copy of a certified death certificate; b) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; c) a written statement by a medical doctor who attended the Insured; or d) any other proof satisfactory to us.

SEC: Securities and Exchange Commission.

Separate Account A or the Separate Account: JPF Separate Account A, a separate investment account we established for the purpose of funding the Policy.

Service Office: Our principal executive offices at One Granite Place, Concord, New Hampshire 03301.

Specified Amount: The amount you choose at application, which may subsequently be increased or decreased, as provided in the Policy. The Specified Amount is used in determining the Death Benefit.

State: Any State of the United States, the District of Columbia, Puerto Rico, Guam, the Virgin Islands, the Commonwealth of the Northern Mariana Islands or any other possession of the United States.

Surrender Charge: An amount we retain upon the Surrender of the Policy, a Withdrawal or a decrease in Specified Amount.

Surrender Value: Cash Value less any Policy Debt.

Target Premium: The premium from which first year commissions will be determined and which varies by sex, Issue Age, rating class of the Insured and Specified Amount.

Valuation Date: The date and time at which the Accumulation Value of a variable investment option is calculated. Currently, this calculation occurs after the close of business of the New York Stock Exchange on any normal business day, Monday through Friday, that the New York Stock Exchange and the Company are open. In addition to being closed on all federal holidays, we will also be closed on Good Friday, the Friday following Thanksgiving and the day before or following Christmas.

Valuation Period: The period of time between two successive Valuation Dates, beginning at the close of regular trading on the New York Stock Exchange on each Valuation Date, and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Date.

Policy Summary
--------------------------------------------------------------------------------

This Prospectus describes a flexible premium variable life insurance policy. The Policy provides life insurance and pays a benefit (subject to adjustment under the Policy's Age and/or Sex, Suicide and Incontestability, and Grace Period provisions) upon surrender or Death of the Insured. The Policy allows flexible premium payments, Policy Loans, Withdrawals and a choice of Death Benefit Options. Account values may be either fixed or variable or a combination of fixed and variable.

Charges and fees will be assessed against premium payments, Accumulation Value, the Separate Account, the underlying Funds and upon surrender, partial withdrawals or decreases in Specified Amount.

You must purchase your variable life insurance policy from a registered representative. The Policy, the initial application on the Insured, any subsequent applications, endorsements and any riders constitute the entire contract.

At the time of application, you must choose a Death Benefit Option, decide on the amount of planned premium and determine how to allocate Net Premiums. You may elect to supplement the benefits afforded by the Policy through the addition of riders we make available.

The proceeds payable upon the Death of the Insured depend on the Death Benefit Option chosen. Under Option 1 the Death Benefit equals the current Specified Amount. Under Option 2, the Death Benefit equals the current Specified Amount plus the Accumulation Value on the date of death. Under Option 3, the Death Benefit equals the Specified Amount plus total premiums paid, less any withdrawals. We may make other options available. We will reduce the Death Benefit proceeds by any outstanding Policy Debt.

Although the Policy is designed to allow flexible premiums, you must pay sufficient premiums to continue the Policy in force. The initial premium must be paid at issue. The initial premium must at least equal the minimum premium, which is based on Issue Age, underwriting class and Specified Amount. No premium payment may be less than $250 ($50 for electronic fund transfers). We will send you premium reminder notices for Planned Premiums and for premiums required to continue the Policy in force. Should your Policy lapse, you may reinstate it.

You may allocate your Net Premiums to the Separate Account, the General Account or both Accounts. Net Premiums allocated to the Separate Account must be allocated to one or more of the Divisions of the Separate Account and allocations must be in whole percentages. The variable portion of the Policy is supported by the Divisions you choose and will vary with the investment performance of the associated Portfolios. Net Premiums allocated to the General Account will accumulate at rates of interest we determine. The effective rate of interest will not be less than 4% per year.

The Separate Account
--------------------------------------------------------------------------------

The Separate Account underlying the Policy is JPF Separate Account A. Amounts allocated to the Separate Account are invested in the Portfolios. Each Portfolio is a series of an open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy. The Portfolios, including their investment objectives and their investment advisers, are described in this Prospectus. Complete descriptions of the Portfolios' investment objectives and restrictions and other material information relating to the Portfolios are contained in the Funds' prospectuses, which are delivered with this Prospectus.

Separate Account A was established under New Hampshire law on August 20, 1984. Under New Hampshire Insurance Law, the income, gains or losses of the Separate Account are credited without regard to the other income, gains or losses of the Company. These assets are held for our variable life insurance policies and variable annuities. Any and all distributions made by the Portfolios with respect to shares held by the Separate Account will be reinvested in additional shares at net asset value. The assets maintained in the Separate Account will not be charged with any liabilities arising out of any other business we conduct. We are, however, responsible for meeting the obligations of the Policy to the Policyowner.

No stock certificates are issued to the Separate Account for shares of the Portfolios held in the Separate Account. Ownership of Portfolio shares is documented on the books and records of the Portfolios and of the Company for the Separate Account.

The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under the federal securities laws. Such registration does not involve any approval or disapproval by the Commission of the Separate Account or our management or investment practices or policies. We do not guarantee the Separate Account's investment performance.

Divisions. The Policies presently offer twenty Divisions but may add or delete Divisions. You may invest in a total of 17 Divisions over the life of the Policy. Each Division will invest exclusively in shares of a single Portfolio.

Charges & Fees
--------------------------------------------------------------------------------

> CHARGES & FEES ASSESSED AGAINST PREMIUM

Premium Charges

Before a premium is allocated to any of the Divisions of Separate Account A and the General Account, we will deduct the following fees and charges:


o a state premium tax charge of 2.5% unless otherwise required by state law (2.0% in Oregon and 2.35% in California).

o a federal income tax charge of 1.25% ("Federal DAC Tax Charge") which reimburses us for our increased federal tax liability under the federal tax laws. Subject to state law, we reserve the right to increase these tax charges due to changes in the state or federal tax laws that increase our tax liability.

o a Premium Load, which is guaranteed not to exceed 3% of premium, and which we currently do not intend to assess after the 10th Policy Year.

The state premium tax charge reimburses us for taxes we pay to states and municipalities in which the Policy is sold. The amount of tax assessed by a state or municipality may be more or less than the charge. We may impose the premium tax charge in states which do not themselves impose a premium tax.


> CHARGES & FEES ASSESSED AGAINST ACCUMULATION VALUE

Charges and fees assessed against the Policy's Accumulation Value can be deducted from any one of the Divisions, the General Account, or pro rata from each of the Divisions and the General Account. If you do not designate one Division, we will deduct the charges pro rata from each of the Divisions and the General Account.

Monthly Deduction

On each Monthly Anniversary Date and on the Policy Date, we will deduct from the Policy's Accumulation Value an amount to cover certain expenses associated with start-up and maintenance of the Policy, administrative expenses, the cost of insurance for the Policy and any optional benefits added by rider.

The Monthly Deduction equals:

i) the Cost of Insurance for the Policy (as described below), plus

ii) a Monthly Administrative Fee of $10, plus

iii) a monthly Acquisition Charge during the first two Policy Years equal to 2% of the Load Basis Amount per month in Policy Year 1 and 1% of Load Basis Amount per month in Policy Year 2, plus

iv) the cost of optional benefits provided by rider.


v) a monthly acquisition charge during the first 24 months following any increase in Specified Amount for the first two years following the increase.

Cost of Insurance. The Cost of Insurance charge is related to our expected mortality cost for your basic insurance coverage under the Policy, not including any supplemental benefit provisions that you may elect through a Policy rider.

The Cost of Insurance charge equals (i) multiplied by the result of (ii) minus
(iii) where:

i) is the current Cost of Insurance Rate as described in the Policy;

ii) is the death benefit at the beginning of the policy month divided by
1.0032737 (to arrive at the proper values for the beginning of the month assuming the guaranteed interest rate of 4%); and


iii) is the Accumulation Value at the beginning of the policy month, prior to the monthly deduction for the Cost of Insurance.

The current Cost of Insurance Rate is variable and is based on the Insured's issue age, sex (where permitted by law), rating class, Policy Year and Specified Amount. Because the Accumulation Value and the Death Benefit of the Policy may vary from month to month, the Cost of Insurance charge may also vary on each day a Monthly Deduction is taken. In addition, you should note that the Cost of Insurance charge is related to the difference between the Death Benefit payable under the Policy and the Accumulation Value of the Policy. An increase in the Accumulation Value or a decrease in the Death Benefit may result in a smaller Cost of Insurance charge while a decrease in the Accumulation Value or an increase in the Death Benefit may result in a larger cost of insurance charge.

The Cost of Insurance rate for standard risks will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Tables Male or Female (1980 Tables). Substandard risks will have monthly deductions based on Cost of Insurance rates which may be higher than those set forth in the 1980 Tables. A table of guaranteed maximum Cost of Insurance rates per $1,000 of the Amount at Risk will be included in each Policy. We may adjust the Monthly Cost of Insurance rates from time to time. Adjustments will be on a class basis and will be based on our estimates for future factors such as mortality experience, investment earnings, expenses (including reinsurance costs), taxes and the length of time Policies stay in force. Any adjustments will be made on a nondiscriminatory basis. The current Cost of Insurance rate will not exceed the applicable maximum Cost of Insurance rate shown in your Policy.

Monthly Administrative Expense Charge. The Monthly Deduction amount also includes a monthly administration fee of $10.00. This fee may not be increased.

Acquisition Charge. We will deduct from the Accumulation Value a monthly acquisition charge of 2% of the Load Basis Amount in the first Policy Year and 1% of the Load Basis Amount in the second Policy Year. The Load Basis Amount is an amount per $1000 of Specified Amount, which varies by sex, Issue Age and rating class of the Insured. The maximum load Basis Amount is $66.65, resulting in a maximum Acquisition Charge of $1.33 per $1000 of Specified Amount in year
1 and $0.67 per $1000 of Specified Amount in Year 2. This charge does not vary with the amount of premium paid. We reserve the right to increase or decrease this charge for policies not yet issued in order to correspond with changes in distribution costs of the Policy. The charge compensates us for the cost of selling the Policy, including, among other things, agents' commissions, advertising and printing of prospectuses and sales literature. Normally this charge plus the Surrender Charge, discussed below, compensate us for total sales expenses for the year. To the extent sales expenses in any policy year are not recovered by the Acquisition Charges and the Surrender Charges we collect, we may recover sales expenses from other sources, including profits from the Mortality Risk and Expense Risk Charges.

Charges for Optional Benefits. If you elect any optional benefits by adding riders to the Policy, an optional benefits charge will be included in the Monthly Deduction amount. The amount of the charge will vary depending upon the actual optional benefits selected and is described on each applicable Policy rider.

> CHARGES & FEES ASSESSED AGAINST THE SEPARATE ACCOUNT

Mortality and Expense Risk Charge

We will assess a charge on a daily basis against each Division at a current annual rate of 0.60% in Policy Years 1 through 25 and 0.35% in Policy Years 26 and later of the value of the Divisions to compensate us for mortality and expense risks we assume in connection with the Policy. We reserve the right to increase this charge, but guarantee that it will not exceed 0.85% in Policy Years 1 through 25 and 0.60% in Policy Years 26 and thereafter. The mortality risk we assume is that Insureds, as a group, may live for a shorter period of time than estimated and that we will, therefore, pay a Death Benefit before collecting a sufficient Cost of Insurance charge. The expense risk assumed is that expenses incurred in issuing and administering the Policies and operating the Separate Account will be greater than the administrative charges assessed for such expenses.

The Separate Account is not subject to any taxes. However, if taxes are assessed against the Separate Account, we reserve the right to assess taxes against the Separate Account Value.

Administrative Charge for Transfers or Withdrawal

We may impose an Administrative Fee of $50 for each transfer among the Divisions of the Separate Account or the General Account, after the first 12 transfers in a Policy Year (up to a maximum of 20). We will also charge an Administrative Fee on withdrawals equal to the lesser of 2% of the withdrawal amount or $50.

> CHARGES ASSESSED AGAINST THE UNDERLYING FUNDS

Following are the investment advisory and sub-investment management fees, paid by each of the Funds as a percentage of average net assets.

Jefferson Pilot Variable Fund, Inc.

                                  World Growth Stock,
                                  Global Hard Assets,
                                    Small Company,                   S&P
    Average Daily       Money           Value,          Capital      500
     Net Assets        Market        and Balanced        Growth     Index
     ----------        ------        ------------        ------     -----
First $200 million      .50%             .75%            1.00%      .24%
Next $1.1 billion       .45%             .70%             .95%      .24%
Over $1.3 billion       .40%             .65%             .90%      .24%

    Average Daily       Emerging       High Yield      International
     Net Assets          Growth     Bond and Growth       Equity
     ----------          ------     ---------------       ------
First $200 million        .80%            .75%             1.00%
Next $1.1 billion         .75%            .75%             1.00%
Over $1.3 billion         .70%            .75%             1.00%

The compensation of the Sub-Investment Managers is paid directly from the investment management fees of JP Investment Advisory and is set forth in the table below as an annual percentage of the average daily net assets of the Portfolio managed:

                              Sub-Investment Manager Fees
                              ---------------------------
                                 Templeton   Van Eck     Lord
                        Janus      World     Global     Abbett
    Average Daily      Capital    Growth      Hard       Small
     Net Assets        Growth      Stock     Assets     Company
     ----------        ------      -----     ------     -------
First $200 million      .70%       .50%       .50%       .50%
Next $1.1 billion       .65%       .45%       .45%       .45%
Over $1.3 billion       .60%       .40%       .40%       .40%


                        Credit      MFS        MFS        MFS                 Barclays
                        Suisse    Emerging    Money      High      Janus       S&P 500
     Net Assets         Value      Growth     Market     Yield    Balanced      Index
     ----------        --------    ------     ------     -----    --------   ---------
First $100 Million       .50%       .40%       .30%      .40%       .55%        .05%
Next $100 million        .50%       .40%       .30%      .40%       .50%        .05%
Next $300 million        .50%       .40%       .25%      .40%       .50%        .05%
Over $500 million        .50%       .40%       .25%      .40%       .45%        .025%
Over $1 billion          .50%       .40%       .25%      .40%       .45%        .01%

                                           Lombard Odier
                               Strong      International
     Net Assets                Growth         Equity
     ----------                ------         ------
First $25 million               .60%           .50%
Next $75 million                .50%           .50%
Next $50 million                .40%           .50%
Over $150 million               .30%           .50%

Templeton International Securities Fund: Class 2.

   Average Daily
    Net Assets
    ----------
First $200 million             .75%
Next $1.1 billion              .675%
Over $1.3 billion              .60%

Class 2 of the Templeton International Securities Fund has a distribution plan or "Rule 12b-1 Plan" under which it pays the Distributor 0.25% per year of average net assets invested in the fund's Class 2 shares.

Fidelity VIP and VIP II


                                                Total
                       Management    Other     Annual
    Fidelity VIP          Fee       Expenses  Expenses
    ------------          ---       --------  --------
Equity-Income             .49%        .08%      .57%
Growth                    .59%        .07%      .66%


Fidelity VIP II
---------------
Contrafund                .59%        .07%      .66%

MFS Research Series and MFS Utilities Series: 0.75% of average daily net assets.

Oppenheimer Strategic Bond Fund/VA: 0.74% of average daily net assets.

Oppenheimer Bond Fund/VA: 0.80% of average daily net assets.

Certain of the unaffiliated Portfolio advisers reimburse us for administrative costs incurred in connection with administering the Funds as variable funding options under the Policy. These reimbursements are paid by the advisers and are not charged to the Portfolios.

For further details on each Portfolio's expenses please refer to that Portfolio's prospectus. Additional copies of each Portfolio's prospectus and the Statement of Additional Information for each Portfolio may be obtained free of charge by calling (800)-258-3648 x7719.

> CHARGES DEDUCTED UPON SURRENDER

If you surrender the Policy, reduce the Specified Amount, or the Policy lapses during the first nine Policy Years, we will assess a contingent deferred sales charge, which will be deducted from the Policy's Accumulation Value. This charge is imposed in part to recover distribution expenses and in part to recover certain first year administrative costs. The initial Surrender Charge is the Surrender Charge we would assess if you surrendered the Policy on the Issue Date, and is based on the Specified Amount, varying with the Issue Age, risk classification and, in most states, sex of the Insured. It will be specified in your Policy and will be in compliance with each state's nonforfeiture law. It remains level for five years, decreasing to zero in the tenth Policy Year.

The Surrender Charge in any given Policy Year will equal a percentage of the initial Surrender Charge as follows:

                                                       Surrender Charge
                                                       as Percentage of
                                                       Initial Surrender
Policy Year                                                 Charge*
-----------                                                 -------
   0-5                                                        100%
    6                                                          80%
    7                                                          60%
    8                                                          40%
    9                                                          20%
   10+                                                          0%

* May be lower at some ages


We will not assess a Surrender Charge after the ninth Policy Year unless there is an increase in Specified Amount. The maximum Surrender Charge that we will assess is $47.04 per $1000 of specified amount. This is the Surrender Charge on a surrender in the first Policy Year for a male smoker, age 68. A pro rata portion of any Surrender Charge will be assessed upon withdrawal or reduction in the Specified Amount. The Policy's Accumulation Value will be reduced by the amount of any withdrawal or reduction in Specified Amount plus any applicable pro rata Surrender Charge.


> SURRENDER CHARGES ON SURRENDERS AND WITHDRAWALS

All applicable Surrender Charges are imposed on Surrenders.


We will impose a partial Surrender Charge on Withdrawals. The pro rata
Surrender Charge will equal the amount of the Specified Amount reduction associated with the withdrawal divided by the Specified Amount before the reduction. We will reduce any applicable remaining Surrender Charges by the same proportion. A transaction charge equal to the lesser of 2% of the Withdrawal Amount or $50 will be deducted from the amount of each Withdrawal. (See "Withdrawals") The Surrender Charge does not apply to Policy loans.

We will also impose a partial Surrender Charge on Decreases in Specified Amount. It will equal the amount of the Decrease in Specified Amount divided by the Specified Amount before the Decrease times the then-current Surrender Charge.

> SURRENDER CHARGES ON INCREASES IN SPECIFIED AMOUNT

Increases in Specified Amount will be subject to a new Surrender Charge. The Surrender Charge on the increase will equal one-half the Surrender Charge we would assess if you were purchasing a new Policy, rather than increasing the Specified Amount of your existing Policy.

Other Charges

We reserve the right to charge the assets of each Division to provide for any income taxes or other taxes payable by us on the assets attributable to that Division. Although we currently make no charge, we reserve the right to charge you an administrative fee, not to exceed $50, to cover the cost of preparing any additional illustrations of current Cash Values and current mortality assumptions which you may request after the Policy Date.

Allocation of Premiums
--------------------------------------------------------------------------------

You may allocate all or a part of your Net Premiums to the Divisions currently available under your Policy or you may allocate all or a part of your Net Premiums to the General Account.

THE PORTFOLIOS

The Separate Account currently invests in shares of the Portfolios listed below. Net Premiums applied to the Separate Account will be invested in the Portfolios in accordance with your selection. Portfolios may be added or withdrawn as permitted by applicable law. We reserve the right to limit the total number of Portfolios you may elect to 17 over the lifetime of the Policy or to increase the total number of Portfolios you may elect. Shares of the Portfolios are not sold directly to the general public. Each of the Portfolios is available only through the purchase of variable annuities or variable life insurance policies (See Mixed and Shared Funding).

The investment results of the Portfolios, whose investment objectives are described below, are likely to differ significantly. There is no assurance that any of the Portfolios will achieve their respective investment objectives. Investment in some of the Portfolios involves special risks, which are described in their respective prospectuses. You should read the prospectuses for the Portfolios and consider carefully, and on a continuing basis, which Portfolio or combination of Portfolios is best suited to your long-term investment objectives. Except where otherwise noted, all of the Portfolios are diversified, as defined in the Investment Company Act of 1940.

o JPVF International Equity Portfolio seeks long-term capital appreciation through investments in securities whose primary trading markets are outside the United States.

o JPVF World Growth Stock Portfolio seeks to achieve long-term capital growth through a policy of investing primarily in stocks of companies organized in the United States or in any foreign nation. A portion of the Portfolio may also be invested in debt obligations of companies and governments of any nation. Any income realized will be incidental.

o JPVF Global Hard Assets Portfolio seeks long-term capital appreciation by investing globally, primarily in "Hard Asset Securities". Hard Asset Securities include equity and debt securities of "Hard Asset Companies", that are directly or indirectly engaged in the exploration, development, production or distribution of one or more of the following: precious metals; ferrous and non-ferrous metals; oil and gas, petroleum, petrochemicals or other hydrocarbons; forest productions; real estate; and other basic non-agricultural commodities. Income is a secondary consideration.

o JPVF Emerging Growth Portfolio seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Portfolio's investment objective of long-term growth.

o JPVF Capital Growth Portfolio seeks capital growth. Realization of income is not a significant investment consideration and any income realized will be incidental.

o JPVF Small Company Portfolio seeks to achieve growth of capital. The Portfolio pursues its objective by investing primarily in a diversified portfolio of equity securities issued by small companies, which are defined as companies with market capitalization equal to or less than the largest company in the Russell 2000[RegTM] Index.

o JPVF Growth Portfolio seeks capital growth by investing primarily in equity securities that the Sub-Investment Manager believes have above-average growth prospects.

o JPVF S&P 500 Index Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500.

o JPVF Value Portfolio (formerly JPVF Growth and Income Portfolio) seeks long-term growth of capital by investing primarily in a wide range of equity issues that may offer capital appreciation and, secondarily, seeks a reasonable level of current income.

o JPVF Balanced Portfolio seeks reasonable current income and long-term capital growth, consistent with conservation of capital, by investing primarily in common stocks and fixed income securities.

o JPVF High Yield Bond Portfolio seeks a high level of current income by investing primarily in corporate obligations with emphasis on higher yielding, higher risk, lower-rated or unrated securities. These securities may be considered speculative and involve greater risks, including risk of default, than higher rated securities.

o JPVF Money Market Portfolio seeks to achieve as high a level of current income as is consistent with preservation of capital and liquidity. An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. Government.

o Fidelity Variable Insurance Products Fund--Growth Portfolio seeks capital appreciation by investing primarily in common stocks.

o Fidelity Variable Insurance Products Fund--Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Fund will also consider the potential for capital appreciation.

o Fidelity Variable Insurance Products Fund II--Contrafund Portfolio seeks maximum total return over the long term by investing its assets mainly in equity securities of companies that are undervalued or out-of-favor.

o MFS Variable Insurance Trust--Research Series seeks to provide long-term growth of capital and future income by investing a substantial proportion of its assets in equity securities of companies believed to possess better-than-average prospects for long-term growth.

o MFS Variable Insurance Trust--Utilities Series seeks capital growth and current income (incomes above that available from a portfolio invested entirely in equity securities) by investing, under normal circumstances, at least 65% (but up to 100% at the discretion of the Adviser) of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

o Oppenheimer Variable Account Funds--Strategic Bond Fund/VA seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities. The Portfolio intends to invest principally in: (i) foreign government and corporate debt securities, (ii) U.S. Government securities, and (iii) lower-rated high yield domestic debt securities, commonly known as "junk bonds", which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities. These securities may be considered to be speculative.


o Oppenheimer Variable Account Funds--Bond Fund/VA primarily seeks a high level of current income from investment in high yield, fixed-income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, this Portfolio seeks capital growth when consistent with its primary objective.

o Franklin Templeton Variable Insurance Products Trust--Templeton International Securities Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. Any income realized will be incidental.

          Although the Templeton International Fund generally invests in common stock, it may also invest in preferred stocks and certain debt securities such as convertible bonds which are rated in any category by Standard & Poor's Corporation or Moody's Investors Service, Inc. or which are unrated by any rating agency.

Some of the above Portfolios may use instruments known as derivatives as part of their investment strategies, as described in their respective prospectuses. The use of certain derivatives such as inverse floaters and principal on debt instruments may involve higher risk of volatility to a Portfolio. The use of leverage in connection with derivatives can also increase risk of losses. See the prospectus for the Portfolio for a discussion of the risks associated with an investment in those Portfolios. You should refer to the accompanying prospectuses of the Portfolios for more complete information about their investment policies and restrictions.

> INVESTMENT ADVISERS FOR EACH OF THE FUNDS:

Jefferson Pilot Variable Fund, Inc. ("JPVF") The investment manager to JPVF is Jefferson Pilot Investment Advisory Corporation ("JP Investment Advisory"), an affiliate of the Company. JP Investment Advisory and JPVF have contracted with nine unaffiliated companies to act as sub-investment managers to the Funds. They are:

o JPVF International Equity Portfolio: Lombard Odier International Portfolio Management Limited ("Lombard Odier")

o JPVF World Growth Stock Portfolio: Templeton Global Advisors Limited ("Templeton")

o     JPVF Global Hard Assets Portfolio: Van Eck Associates Corporation ("Van
      Eck")

o     JPVF Emerging Growth Portfolio: Massachusetts Financial Services Company
      ("MFS")

o     JPVF Capital Growth Portfolio: Janus Capital Corporation ("Janus")

o     JPVF Small Company Portfolio: Lord, Abbett & Co. ("Lord Abbett")

o     JPVF Growth Portfolio: Strong Capital Management, Inc. ("Strong")

o     JPVF S&P 500 Index Portfolio: Barclays Global Fund Advisors ("Barclays")

o     JPVF Value Portfolio: Credit Suisse Asset Management, LLC ("Credit
      Suisse")

o     JPVF Balanced Portfolio: Janus

o     JPVF High Yield Bond: MFS

o     JPVF Money Market Portfolio: MFS

Fidelity Variable Insurance Products Fund - Fidelity Management and Research Company ("FMR")

Fidelity Variable Insurance Products Fund II - FMR

MFS Variable Insurance Trust - Massachusetts Financial Services Company ("MFS")

Oppenheimer Variable Account Funds - OppenheimerFunds, Inc. ("Oppenheimer")


Franklin Templeton Variable Insurance Products Trust - Templeton Investment Counsel, Inc. ("TICI")


> MIXED AND SHARED FUNDING; CONFLICTS OF INTEREST

Shares of the Funds are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this Prospectus. Because Fund shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Funds simultaneously, since the interests of such Policyowners or contractholders may differ. Although neither the Company nor the Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity Policyowners, each Fund's Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force that Fund to sell portfolio securities at disadvantageous prices.

> FUND ADDITIONS, DELETIONS OR SUBSTITUTIONS

We reserve the right, subject to compliance with appropriate state and federal laws, to add, delete or substitute shares of another Portfolio or Fund for Portfolio shares already purchased or to be purchased in the future for the Division in connection with the Policy. We may substitute shares of one Portfolio for shares of another Portfolio if, among other things, (a) it is determined that a Portfolio no longer suits the purpose of the Policy due to a change in its investment objectives or restrictions; (b) the shares of a Portfolio are no longer available for investment; or (c) in our view, it has become inappropriate to continue investing in the shares of the Portfolio. Substitution may be made with respect to both existing investments and the investment of any future premium payments. However, no substitution, addition or deletion of securities will be made without prior notice to Policyowners, and without such prior approval of the SEC or other regulatory authorities as may be necessary, all to the extent required and permitted by the Investment Company Act of 1940 or other applicable law.

We also reserve the right to make the following changes in the operation of the Separate Account and the Divisions;

(a) to operate the Separate Account in any form permitted by law;

(b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

(c) to transfer assets from one Division to another, or from any Division to our general account;

(d) to add, combine, or remove Divisions in the Separate Account;

(e) to assess a charge for taxes attributable to the operation of the Separate Account or for other taxes, described in "Charges and Fees--Other Charges" on page 10 above; and

(f) to change the way we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

Portfolio shares are subject to certain investment restrictions which may not be changed without the approval of the majority of the Portfolio's shareholders. See accompanying Prospectus for the Portfolios.

> GENERAL ACCOUNT

Interests in the General Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended and the General Account has not been registered as an investment company under the 1940 Act. However, disclosure in this Prospectus regarding the General Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Prospectus relating to the Fixed Account has not been reviewed by the SEC.

The General Account is a fixed funding option available under the Policy. We guarantee a minimum interest rate of 4.0% on amounts in the General Account and assume the risk of investment gain or loss. The investment gain or loss of the Separate Account or any of the Portfolios does not affect the General Account Value.

The General Account is secured by our general assets. Our general assets include all assets other than those held in separate accounts sponsored by us or our affiliates. We will invest the assets of the General Account in those assets we chose, as allowed by applicable law. We will allocate investment income of such General Account assets between ourself and those policies participating in the General Account.

We guarantee that, at any time, the General Account Value of your Policy will not be less than the amount of the Net Premiums allocated to the General Account, plus any monthly accumulation value adjustment, plus interest at an annual rate of not less than 4.0%, less the amount of any Withdrawals, Policy Loans or Monthly Deductions, plus interest at an annual rate of not less than 4.0%.

If you do not accept the Policy issued as applied for or you exercise your "free look" option, no interest will be credited and we will retain any interest earned on the initial Net Premium.

Policy Choices
--------------------------------------------------------------------------------

> GENERAL

The Policy is designed to provide the Insured with lifetime insurance protection and to provide you with flexibility in amount and frequency of premium payments and level of life insurance proceeds payable under the Policy. It provides life insurance coverage on the Insured with a Death Benefit payable on the Insured's Death. You are not required to pay scheduled premiums to keep the Policy in force and you may, subject to certain limitations, vary the frequency and amount of premium payments.

To purchase a Policy, you must complete an application and submit it to us through the agent selling the Policy. You must furnish satisfactory evidence of insurability. The Insured under the Policy must generally be under age 85 at the time the application for the Policy is submitted. For ages 15 and over, the Insured's smoking status is reflected in the current cost of insurance rates. Policies issued in certain States will not directly reflect the Insured's sex in either the premium rates or the charges or values under the Policy. We may reject an application for any reason.

The minimum Specified Amount at issue is $50,000. We reserve the right to revise our rules to specify different minimum Specified Amounts at issue. We may reinsure all or a portion of the Policy.

> PREMIUM PAYMENTS

The Policy is a flexible premium life insurance policy. This means that you may decide when to make premium payments and in what amounts. You must pay your premiums to us at our home office or through one of our authorized agents for forwarding to us. There is no fixed schedule of premium payment on the Policy either as to amount or frequency. You may determine, within certain limits, your own premium payment schedule. We will not bill premium payments for less than $250 ($50 for electronic fund transfers). The Policy has a minimum premium period of 5 years.

If you pay the Minimum Annual Premium, we guarantee that the Policy will stay in force throughout the minimum premium period, even if the Surrender Value is insufficient to pay a Monthly Deduction. The minimum initial premium will equal the Minimum Annual Premium, divided by 6.

We may require evidence of insurability if payment of a premium will result in an immediate increase in the difference between the Death Benefit and the Accumulation Value.

In order to help you obtain the insurance benefits you desire, we will state a Planned Periodic Premium and Premium Frequency in the Policy. This premium will generally be based on your insurance needs and financial abilities, the Specified Amount of the Policy and the Insured's age, sex and risk class. You are not required to pay Planned Periodic Premiums. If you do not pay a Planned Periodic Premium, your Policy will not lapse, so long as the Policy's Surrender Value is sufficient to pay the Monthly Deduction. Payment of the Planned Periodic Premiums will not guarantee that your Policy will remain in force. (See "Grace Period")

> MODIFIED ENDOWMENT CONTRACT

The Policy will be allowed to become a Modified Endowment contract under the Internal Revenue Code only with your consent. Otherwise, if at any time the premiums paid under the Policy exceed the limit for avoiding modified endowment contract status, we will refund the excess premium to you with interest within 60 days after the end of the Policy Year in which the premium was received. If, for any reason, we do not refund the excess premium within that 60-day period, we will hold the excess premium in a separate deposit fund and credit it with interest until refunded to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision, will be the excess premium's pro rata rate of return on the contract until the date we notify you that the excess premium and the earnings on such excess premium have been removed from the Policy. After the date of such notice, the interest rate paid on the separate deposit fund will be such rate as we may declare from time to time on advance premium deposit funds. We may also notify you of other options available to you to keep the Policy in compliance.

> COMPLIANCE WITH THE INTERNAL REVENUE CODE

The Policy is intended to qualify as life insurance under the Internal Revenue Code. The Death Benefit provided by the Policy is intended to qualify for the federal income tax exclusion. If at any time the premium paid under the Policy exceeds the amount allowable for such qualification, we will refund the excess premium to you with interest within 60 days after the end of the Policy Year in which it was received. If, for any reason, we do not refund the excess premium within the 60-day period, such amount will be held in a separate deposit fund and will be credited with interest until refunded to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision, will be the excess premium's pro rata rate of return on the contract until the date we notify you that the excess premium and the earnings on such excess premium have been removed from the Policy. After the date of such notice, the interest rate paid on the separate deposit fund will be such rate as we may declare from time to time on advance premium deposit funds.

We also reserve the right to refuse to make any change in the Specified Amount or the Death Benefit Option or any other change if such change would cause the policy to fail to qualify as life insurance under the Code.

Backdating

Under limited circumstances, we may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed but no earlier than six months prior to state approval of the Policy. Backdating may be desirable so that you can purchase a particular Policy Specified Amount for lower Cost of Insurance Rate based on a younger insurance age. For a backdated Policy, we will assess policy fees and charges from the Policy Date. Backdating of your Policy will not affect the date on which your premium payments are credited to the Separate Account.

Allocation of Premiums

We will allocate premium payments, net of the premium tax charge, Federal DAC tax charge and Premium Load, plus interest earned prior to the Allocation Date, among the General Account and the divisions of the Separate Account in accordance with your directions to us. The minimum percentage of any net premium payment allocated to any division or the General Account is 5% and allocation percentages must be in whole numbers only. Your initial premium (including any interest) will be allocated, as you instructed, on the Allocation Date. Your subsequent premiums will be allocated as of the date they are received in our Home Office. Prior to the Allocation Date, the initial net premium, and any other premiums received, will be allocated to the General Account. (See "Right of Policy Examination")

You may change your premium allocation instructions at any time. Your request may be written or by telephone, so long as the proper telephone authorization is on file with us. Allocations must be changed in whole percentages. The change will be effective as of the date of the next premium payment after you notify us. We will send you confirmation of the change. (See "Transfers and Allocations to Funding Options")

> DEATH BENEFIT OPTIONS

At the time of purchase, you must choose between the available Death Benefit Options. The amount payable upon the Death of the Insured depends upon which Death Benefit Option you choose.

      Option 1: The Death Benefit will be the greater of the current Specified Amount or the Accumulation Value on the Death of the Insured multiplied by the corridor percentage, as described below.

      Option 2: The Death Benefit equals the greater of the current Specified Amount plus the Accumulation Value on the Death of the Insured or the Accumulation Value on the date of death multiplied by the corridor percentage, as described below.


      Option 3: The Death Benefit equals the current specified amount plus the total premiums paid less any withdrawals to the date of death. If the total of the withdrawals exceeds the premiums paid then the Death Benefit will be less than the Specified Amount.


The corridor percentage is used to determine a minimum ratio of Death Benefit to Accumulation Value. This is required to qualify the Policy as life insurance under the federal tax laws.

Death Benefit Qualification Test

You will also choose between the two Death Benefit qualification tests, the cash value accumulation test and the guideline premium test. Once you have made your choice, the Death Benefit qualification test cannot be changed.

The guideline premium test limits the amount of premium payable for an Insured of a particular age and sex. It also applies a prescribed corridor percentage to determine a minimum ratio of Death Benefit to Accumulation Value.

Following are the Corridor Percentages under the Guideline Premium Test:

Corridor Percentages (Attained Age of the Insured at the Beginning of the Contract Year)

   Age        %      Age       %       Age       %      Age       %
   ---       ---     ---      ---      ---      ---     ---      ---
   0-40      250%     50      185%      60      130%     70      115%
    41       243      51      178       61      128      71      113
    42       236      52      171       62      126      72      111
    43       229      53      164       63      124      73      109
    44       222      54      157       64      122      74      107
    45       215      55      150       65      120    75-90     105
    46       209      56      146       66      119      91      104
    47       203      57      142       67      118      92      103
    48       197      58      138       68      117      93      102
    49       191      59      134       69      116      94+     101

The cash value accumulation test requires that the Death Benefit be sufficient to prevent the Accumulation Value, as defined in Section 7702 of the Code, from ever exceeding the net single premium required to fund the future benefits under the Policy. If the Accumulation Value is ever greater than the net single premium at the Insured's age and sex for the proposed Death Benefit, the Death Benefit will be automatically increased by multiplying the Accumulation Value by a corridor percentage that is defined as $1000 divided by the net single premium.

The tests differ as follows:

(1) the guideline premium test limits the amount of premium that you can pay into your Policy; the cash value accumulation test does not.

(2) the factors that determine the minimum Death Benefit relative to the Policy's Accumulation Value are different. Required increases in the minimum Death Benefit due to growth in Accumulation Value will generally be greater under the cash value accumulation test.

(3) If you wish to pay premiums in excess of the guideline premium test limitation, you should elect the cash value accumulation test. If you do not wish to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

You should consult with a qualified tax adviser before choosing the Death Benefit Qualification Test.


The following example demonstrates the Death Benefits under Options 1, 2 and 3 for the cash value accumulation test and the guideline premium test. The example shows an Ensemble III Policy issued to a male, non-smoker, Age 45, at the time of calculation of the Death Benefit. The Policy is in its 10th Policy Year and there is no outstanding Policy Debt.

                                        Cash Value Accumulation    Guideline Premium
                                                  Test                    Test
                                        -----------------------    -----------------
Specified Amount .......................       100,000                  100,000
Accumulation Value .....................        52,500                   52,500
Corridor Percentage ....................           294%                     215%
Total Premiums less Withdrawals.........        15,000                   15,000
Death Benefit Option 1 .................       154,088                  112,875
Death Benefit Option 2 .................       154,088                  152,500
Death Benefit Option 3 .................       154,088                  115,000


Under any of the Death Benefit Options, the Death Benefit will be reduced by a Withdrawal. (See "Withdrawals") The Death Benefit payable under any of the Options will also be reduced by the amount necessary to repay the Policy Debt in full and, if the Policy is within the Grace Period, any payment required to keep the Policy in force.

The Death Benefit will be set at 101% of the Cash Value on the Policy Anniversary Date nearest the Insured's Attained Age 100.

After we issue the Policy, you may, subject to certain restrictions, change the Death Benefit selection by sending us a request in writing. If you change the Death Benefit Option from Option 2 to Option 1, the Specified Amount will be increased by the Policy's Accumulation Value on the effective date of the change. If you change the Death Benefit option from Option 1 to Option 2, the Specified Amount will be decreased by the Policy's Accumulation Value on the effective date of the change. If you change the Death Benefit Option from Option 3 to Option 2, the Specified Amount will be increased by the Premiums paid to the date of the change less any withdrawals and then will be decreased by the Accumulation Value in the date of the change. If you change the Death Benefit from Option 3 to Option 1, the Specified Amount will be increased by the Premiums paid less any withdrawals, to the date of the change. You may not change from Options 1 or 2 to Option 3. If a change would result in an immediate change in the Death Benefit, such change will be subject to evidence of insurability.

> TRANSFERS AND ALLOCATIONS TO FUNDING OPTIONS

You may transfer all or part of the Accumulation Value to any other Portfolio or to the General Account at any time. Funds may be transferred between the Portfolios or from the Portfolios to the General Account. We currently permit 12 transfers per year without imposing any transfer charge. For transfers over 12 in any Policy Year, we will impose a transfer charge of $50, which we will deduct on a pro rata basis from the Division or Divisions or the General Account into which the amount is transferred, unless you specify otherwise. We will not impose a Transfer Charge on the transfer of any Net Premium payments received prior to the Allocation Date, plus interest earned, from the General Account to the Divisions on the Allocation Date, or on loan repayments. We will not impose a Transfer Charge for transfers under the Dollar Cost Averaging or Portfolio Rebalancing features. You may currently make up to 20 transfers per Policy Year. We reserve the right to modify transfer privileges and charges.

You may at any time transfer 100% of the Policy's Accumulation Value to the General Account and choose to have all future premium payments allocated to the General Account. After you do this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the sex, Attained Age and rating class of the Insured at the time of transfer. The minimum period will decrease if you choose to surrender the Policy or make a withdrawal. The minimum period will increase if you choose to decrease the Specified Amount, make additional premium payments, or we credit a higher interest rate or charge a lower cost of insurance rate than those guaranteed for the General Account.

Except for transfers in connection with Dollar Cost Averaging, Automatic Portfolio Rebalancing and loan repayments, we allow transfers out of the General Account to the Divisions only once in every 180 days and limit their amount to the lesser of (a) 25% of the Accumulation Value in the General Account not being held as loan collateral, or (b) $100,000. Any other transfer rules, including minimum transfer amounts, also apply. We reserve the right to modify these restrictions.

We will not impose a transfer charge for a transfer of all Accumulation Value in the Separate Account to the General Account. A transfer from the General Account to the Divisions of the Separate Account will be subject to the transfer charge unless it is one of the first 12 transfers in a Policy Year and except for the transfer of any Net Premium payments received prior to the Allocation Date, plus interest earned, from the General Account and loan repayments.

We reserve the right to refuse or restrict transfers made by third-party agents on behalf of Policyowner or pursuant to market timing services when we determine that such transfers will be detrimental to the Portfolios, Policyowner or you.

> TELEPHONE TRANSFERS, LOANS AND REALLOCATIONS

You, your authorized representative, or a member of his/her administrative staff may request a transfer of Accumulation Value or reallocation of premiums (including allocation changes relating to existing Dollar Cost Averaging and Automatic Portfolio Rebalancing programs) either in writing or by telephone. In order to make telephone transfers, you must complete a written telephone transfer authorization form and return it to us at our Home Office. All transfers must be in accordance with the terms of the Policy. If the transfer instructions are not in good order, we will not execute the transfer and you will be notified.

We may also permit loans to be made by telephone, provided that your authorization form is on file with us. Only you may request loans by telephone.

We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm that telephone instructions are genuine. Any telephone instructions which we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, you will bear the risk of loss. If we do not use reasonable procedures, as described above, we may be liable for losses due to unauthorized instructions.

> AUTOMATED TRANSFERS (DOLLAR COST AVERAGING AND PORTFOLIO REBALANCING)

Dollar Cost Averaging describes a system of investing a uniform sum of money at regular intervals over an extended period of time. Dollar Cost Averaging is based on the economic fact that buying a security with a constant sum of money at fixed intervals results in acquiring more of the item when prices are low and less of it when prices are high.

You may establish automated transfers of a specific dollar amount (the "Periodic Transfer Amount") on a monthly, quarterly or semi-annual basis from the Money Market Division or the General Account to any other Portfolio or to the General Account. You must have a minimum of $3,000 allocated to either the Money Market Division or the General Account in order to enroll in the Dollar Cost Averaging program. The minimum Periodic Transfer Amount is $250. A minimum of 5% of the Periodic Transfer Amount must be transferred to any specified Division. There is no additional charge for the program. You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give us at least 30 days' notice to change any automated transfer instructions that are currently in place. We reserve the right to suspend or modify automated transfer privileges at any time.

You may elect an Automatic Portfolio Rebalancing feature which provides a method for reestablishing fixed proportions between various types of investments on a systematic basis. Under this feature, we will automatically readjust the allocation between the Divisions and the General Account to the desired allocation, subject to a minimum of 5% per Division or General Account, on a quarterly, semi-annual or annual basis. There is no additional charge for the program.

You may not elect Dollar Cost Averaging and Automatic Portfolio Rebalancing at the same time. We will make transfers and adjustments pursuant to these features on the Policy's Monthly Anniversary Date in the month when the transaction is to take place, or the next succeeding business day if the Monthly Anniversary Date falls on a holiday or weekend. We must have an authorization form on file before either feature may begin. Transfers under these features are not subject to the transfer fee and do not count toward the 12 free transfers or the 20 transfer maximum currently allowed per year.

Before participating in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs, you should consider the risks involved in switching between investments available under the Policy. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses. Automatic Portfolio Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Accumulation Value allocated to the better performing segments. Therefore, you should carefully consider market conditions and each Fund's investment policies and related risks before electing to participate in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs.

Policy Values
--------------------------------------------------------------------------------

> ACCUMULATION VALUE

The Accumulation Value of Your Policy is determined on a daily basis. Accumulation Value is the sum of the values in the Divisions plus the value in the General Account. We calculate Your Policy's Accumulation Value in the Divisions by units and unit values under the Policies. Your Policy's Accumulation Value will reflect the investment experience of the Divisions investing in the Portfolios, any additional net premiums paid, any withdrawals, any policy loans, and any charges assessed in connection with the Policy. We do not guarantee Accumulation Values in the Separate Account as to dollar amount.

On the Allocation Date, the Accumulation Value in the Separate Account (the "Separate Account Value") equals the initial premium payments, less the premium load and the State Premium Tax and Federal DAC Tax Charges, plus interest earned prior to the Allocation Date, and less the Monthly Deduction for the first policy month. We will establish the initial number of units credited to the Separate Account for Your Policy on the Allocation Date. At the end of each Valuation Period thereafter, the Accumulation Value in a Division is

(i) the Accumulation Value in the Division on the preceding Valuation Date multiplied by the net investment factor, described below, for the current Valuation Period, plus

(ii) any Net Premium we receive during the current Valuation Period which is allocated to the Division, plus

(iii) all Accumulation Value transferred to the Division from another Division or the General Account during the current Valuation Period, minus

(iv) the Accumulation Value transferred from the Division to another Division or the General Account and Accumulation Value transferred to secure a Policy Debt during the current Valuation Period, minus

(v) all withdrawals from the Division during the current Valuation Period.

Whenever a Valuation Period includes the Monthly Anniversary Date, the Separate Account Value at the end of such period is reduced by the portion of the monthly deduction and increased by any Accumulation Value Adjustment allocated to the Divisions.

We will calculate a guaranteed monthly Accumulation Value Adjustment at the beginning of the second Policy Year and every Policy Year thereafter. The adjustment will be allocated among the General Account and the Divisions in the same proportion as premium payments. The adjustment is calculated as (i) multiplied by the total of (ii) plus (iii) minus (iv), but not less than zero, where:


(i) is the lesser of .0333% and the excess of the monthly mortality and expense risk charge currently assessed over .01666% in Policy Years 2 through 25 and the lesser of .02083% and the excess of the monthly mortality and expense risk charge currently assessed over .008333% in Policy Years 26 and thereafter;


(ii) is the amount allocated to the Divisions at the beginning of the Policy
Year;

(iii) is the Type B loan balance at the beginning of the Policy Year; and


(iv) is the Guideline Single Premium at issue under Section 7702 of the Code, adjusted for any increases in Specified Amount.


See "Policy Loans" for a description of Type B loans.

> Unit Values

We credit Units to you upon allocation of Net Premiums to a Division. Each Net Premium payment you allocate to a Division will increase the number of units in that Division. We credit both full and fractional units. We determine the number of units and fractional units by dividing the Net Premium payment by the unit value of the Division to which you have allocated the payment. We determine each Division's unit value on each Valuation Date. The number of units credited to your Policy will not change because of subsequent changes in unit value. The number is increased by subsequent contributions or transfers allocated to a Division, and decreased by charges and withdrawals from that Division. The dollar value of each Division's units will vary depending on the investment performance of the corresponding Portfolio, as well as any expenses charged directly to the Separate Account.

The initial Unit Value of each Division's units was $10.00. Thereafter, the Unit Value of a Division on any Valuation Date is calculated by multiplying the Division's Unit Value on the previous Valuation Date by the Net Investment Factor for the Valuation Period then ended.

> Net Investment Factor

The Net Investment Factor measures each Division's investment experience and is used to determine changes in Unit Value from one Valuation Period to the next. We calculate the Net Investment Factor by dividing (1) by (2) and subtracting
(3) from the result, where:

(1) is the sum of:

(a) the Net Asset Value of a Fund share held in the Separate Account for that Division determined at the end of the current Valuation Period; plus

(b) the per share amount of any dividend or capital gain distributions made for shares held in the Separate Account for that Division if the ex-dividend date occurs during the Valuation Period;

(2) is the Net Asset Value of a Fund share held in the Separate Account for that Division determined as of the end of the preceding Valuation Period; and

(3) is the daily charge representing the Mortality & Expense Risk Charge. This charge is equal, on an annual basis, to a percentage of the average daily Net Asset Value of Fund shares held in the Separate Account for that Division.

Because the Net Investment Factor may be greater than, less than or equal to 1, values in a Division may increase or decrease from Valuation Period to Valuation Period.

The General Account Value reflects amounts allocated to the General Account through payment of premiums or transfers from the Separate Account, plus interest credited to those amounts. Amounts allocated to the General Account, and interest thereon, are guaranteed; however there is no assurance that the Separate Account Value of the Policy will equal or exceed the Net Premiums paid and allocated to the Separate Account.

You will be advised at least annually as to the number of Units which remain credited to the Policy, the current Unit Values, the Separate Account Value, the General Account Value, and the Accumulation Value.

> SURRENDER VALUE

The Surrender Value of the Policy is the amount you can receive in cash by surrendering the Policy. The Surrender Value will equal (a) the Accumulation Value on the date of surrender; less (b) the Surrender Charge; less (c) the Policy Debt. (See Charges Deducted Upon Surrender)

Policy Rights
--------------------------------------------------------------------------------

> SURRENDERS

By Written Request, you may surrender the Policy for its Surrender Value at any time while the Insured is alive. All insurance coverage under the Policy will end on the date of the Surrender. All or part of the Surrender Value may be applied to one or more of the Settlement Options described in this Prospectus or in any manner to which we agree and that we make available. (See Right to Defer Payment, Policy Settlement and Payment of Benefits)

WITHDRAWALS

By Written Request, you may, at any time after the expiration of the Free Look Period, make withdrawals from the Policy. A charge equal to the lesser of $50 or 2% of the Withdrawal will be deducted from the amount of the Cash Value which you withdraw. We will also deduct a pro rata Surrender Charge. The minimum amount of any withdrawal after the charge is applied is $500. The amount you withdraw cannot exceed the Surrender Value.

Withdrawals will generally affect the Policy's Accumulation Value, Cash Value and the life insurance proceeds payable under the Policy as follows.


o The Policy's Cash Value will be reduced by the amount of the withdrawal plus the $50 charge;

o The Policy's Accumulation Value will be reduced by the amount of the withdrawal the $50 charge plus any applicable pro rata Surrender Charge;

o The Death Benefit will be reduced by an amount equal to the reduction in Accumulation Value.


The withdrawal will reduce the Policy's values as described in the "Charges Deducted Upon Surrender" section.

If the Death Benefit Option for the Policy is Option 1, a withdrawal will reduce the Specified Amount. However, we will not allow a withdrawal if the Specified Amount will be reduced below $50,000.

If the Death Benefit Option for the Policy is Option 2, a withdrawal will reduce the Accumulation Value, usually resulting in a dollar-for-dollar reduction in the Death Benefit.

If the Death Benefit Option for the Policy is Option 3, a Withdrawal will result in a dollar-for-dollar reduction in the Death Benefit.

You may allocate a withdrawal among the Divisions and the General Account. If you do not make such an allocation, we will allocate the withdrawal among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the General Account Value, less any Policy Debt, bears to the total Accumulation Value of the Policy, less any Policy Debt. (See Right to Defer Payment, Policy Changes and Payment of Benefits)

> GRACE PERIOD

Generally, on any Monthly Anniversary Date, if your Policy's Surrender Value is insufficient to satisfy the Monthly Deduction, we will allow you 61 days of grace for payment of an amount sufficient to continue coverage. We call this "lapse pending status". During the first five policy years, however, if you have paid the required cummulative minimum premiums, your Policy will not enter the Grace Period regardless of declines in the Surrender Value.

Written notice will be mailed to your last known address, according to Our records, not less than 61 days before termination of the Policy. This notice will also be mailed to the last known address of any assignee of record.

The Policy will stay in force during the Grace Period. If the Insured dies during the Grace Period, we will reduce the Death Benefit by the amount of any Monthly Deduction due and the amount of any outstanding Policy Debt.

If payment is not made within 61 days after the Monthly Anniversary Day, the Policy will terminate without value at the end of the Grace Period.

> REINSTATEMENT OF A LAPSED OR TERMINATED POLICY

If the Policy terminates as provided in its Grace Period provision, you may reinstate it. To reinstate the Policy, the following conditions must be met:

o     The Policy has not been fully surrendered.

o You must apply for reinstatement within 5 years after the date of termination and before the Insured's Attained Age 100.

o     We must receive evidence of insurability satisfactory to us.

o We must receive a premium payment sufficient to keep the Policy in force for the current month plus two additional months.

o If a loan was outstanding at the time of lapse, we will require that either you repay or reinstate the loan.

o Supplemental Benefits will be reinstated only with our consent. (See Grace Period and Premium Payments)

> COVERAGE BEYOND INSURED'S ATTAINED AGE 100

At the Insured's Attained Age 100, we will make several changes to your Policy. At that point and thereafter, the Specified Amount will equal the current Accumulation Value. The Death Benefit will be set to Option 1 and will equal 101% of the Specified Amount less Policy Debt. We will no longer deduct any Cost of Insurance charges or monthly Administrative Charges, the Monthly Accumulation Value Adjustment will cease and no new premiums will be accepted.

> RIGHT TO DEFER PAYMENT

Payments of any Separate Account Value will be made within 7 days after our receipt of your Written Request. However, we reserve the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange is closed (except holidays or weekends); (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that disposal of the securities held in the Funds is not reasonably practicable or it is not reasonably practicable to determine the value of the Funds' net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. For payment from the Separate Account in such instances, we may defer payment of Full Surrender and Withdrawal Values, any Death Benefit in excess of the current Specified Amount, transfers and any portion of the Loan Value.

Payment of any General Account Value may be deferred for up to six months, except when used to pay amounts due us.

> POLICY LOANS

We will grant loans at any time after the expiration of the Right of Policy Examination. The amount of the loan will not be more than the Loan Value. Unless otherwise required by state law, the Loan Value for this Policy is 100% of Cash Value at the end of the Valuation Period during which the loan request is received. The maximum amount you can borrow at any time is the Loan Value reduced by any outstanding Policy Debt.

We will usually disburse loan proceeds within seven days from the Date of Receipt of a loan request, although we reserve the right to postpone payments under certain circumstances. See "OTHER MATTERS--Postponement of Payments". We may, in our sole discretion, allow you to make loans by telephone if you have filed a proper telephone authorization form with us. So long as your Policy is in force and the Insured is living, you may repay your loan in whole or in part at any time without penalty.

Accumulation Value equal to the loan amount will be maintained in the General Account to secure the loan. You may allocate a policy loan among the Divisions of the Separate Account and the existing General Account value that is not already allocated to secure a Policy Loan, and we will transfer Separate Account Value as you have indicated. If you do not make this allocation, the loan will be allocated among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the Accumulation Value in the General Account less Policy Debt bears to the total Accumulation Value of the Policy, less Policy Debt, on the date of the loan. We will make a similar allocation for unpaid loan interest due. A policy loan removes Accumulation Value from the investment experience of the Separate Account, which will have a permanent effect on the Accumulation Value and Death Benefit even if the loan is repaid. General Account Value equal to Policy Debt will accrue interest daily at an annual rate of 4%.

We will charge interest on any outstanding Policy Debt with the interest compounded annually. There are two types of loans available. A Type A loan is charged the same interest rate as the interest credited to the amount of the Accumulation Value held in the General Account to secure loans, which is an effective annual rate of 4%. The amount available at any time for a Type A loan is the maximum loan amount, less the Guideline Single Premium at issue, adjusted on a pro rata basis for increases in Specified Amount, as set forth in the Code, less any outstanding Type A loans. Any other loans are Type B loans. A Type B loan is charged an effective annual interest rate of 5%. One loan request can result in both a Type A and a Type B loan. A loan request will first be granted as a Type A loan, to the extent available, and then as a Type B loan. All loans become Type A loans at attained age 100. Otherwise, once a loan is granted, it remains a Type A or Type B loan until it is repaid. Interest is due and payable at the end of each Policy Year and any unpaid interest due becomes loan principal.

If Policy Debt exceeds Cash Value, we will notify you and any assignee of record. You must make a payment within 61 days from the date Policy Debt exceeds Cash Value or the Policy will lapse and terminate without value (See "Grace Period"). If this happens, you may be taxed on the total appreciation under the Policy. However, you may reinstate the Policy, subject to proof of insurability and payment of a reinstatement premium. See "Reinstatement of a Lapsed Policy".

You may repay the Policy Debt, in whole or in part, at any time during the Insured's life, so long as the Policy is in force. The amount necessary to repay all Policy Debt in full will include any accrued interest. If there is any Policy Debt, we will apply payments received from you as follows: we will apply payments as premium in the amount of the Planned Periodic Premium, received at the Premium Frequency, unless you specifically designate the payment as a loan repayment. We will apply payments in excess of the Planned Periodic Premium or payments received other than at the Premium Frequency, first as policy loan repayments, then as premium when you have repaid the Policy Debt.

If you have both a Type A and a Type B loan, we will apply repayments first to the Type B loan and then to the Type A loan. Upon repayment of all or part of the Policy Debt, we will transfer the Policy's Accumulation Value securing the repaid portion of the debt in the General Account to the Divisions and the General Account in the same proportion in which the loan was taken.

An outstanding loan amount will decrease the Surrender Value available under the Policy. For example, if a Policy has a Surrender Value of $10,000, you may take a loan of 100% or $10,000, leaving a new Surrender Value of $0. If a loan is not repaid, the decrease in the Surrender Value could cause the Policy to lapse. In addition, the Death Benefit will be decreased because of an outstanding Policy Loan. Furthermore, even if you repay the loan, the amount of the Death Benefit and the Policy's Surrender Value may be permanently affected since the Loan Value is not credited with the investment experience of the Funds.

> POLICY CHANGES

You may make changes to your Policy, as described below, by submitting a Written Request to our Home Office. Supplemental Policy Specification pages and/or a notice confirming the change will be sent to you once the change is completed.

Increase or Decrease in Specified Amount

You may increase the Specified Amount of this Policy after the 1st Policy Year, so long as you are under attained age 86 and you send us a written request and the Policy to Our home office. However:

o     Any increase or decrease must be at least $25,000

o     Any increase or decrease will affect your cost of insurance charge

o     Any increase or decrease may affect the monthly Accumulation Value
      Adjustment

o     We may require evidence of insurability for an increase

o Any increase will affect the amount available for a Type A loan, but a decrease will not have any such effect

o Any increase will be effective on the Monthly Anniversary Date after the Date of Receipt of the request

o We will assess a charge against the Accumulation Value on the Monthly Anniversary Date that an increase takes effect. This charge is an amount per $1000 of increase in Specified Amount, which varies by sex, attained age, and rating class of the Insured at the time of the increase

o Any increase will result in a new Acquisition Charge for the 24 months following the increase;

o     Any increase will result in a new Surrender Charge

o     We will assess a pro rata surrender charge on decreases

o     Any decrease may result in federal tax implications (See "Federal Tax
      Matters")

o     No decrease may decrease the Specified Amount below $25,000.

o Any decrease will first apply to coverage provided by the most recent increase, then to the next most recent, and so on, and finally to the coverage under the original application

o We will allow increases in Specified Amount at any time, so long as the Policy is issued as a 1035 exchange and the increase is needed to avoid the Policy becoming a modified endowment contract because of additional 1035 exchange money we receive after the policy is issued


Change in Death Benefit Option

Any change in the Death Benefit Option is subject to the following conditions:

o The change will take effect on the Monthly Anniversary Date on or next following the date on which your Written Request is received.

o     There will be no change in the Surrender Charge.


o Evidence of insurability may be required if the change would result in an increase in the difference between the Death Benefit and the Accumulation Value.

o If you change from Option 1 to Option 2 the Specified Amount will be decreased by the Accumulation Value.

o If you change from Option 2 to Option 1, the Specified Amount will be increased by the Accumulation Value.

o If you change from Option 3 to Option 1, the Specified Amount will be increased by the total premiums paid less any withdrawals.

o If you change from Option 3 to Option 2, the Specified Amount will be increased by the total premiums paid less any withdrawals, and decreased by the Accumulation Value.

o Changes from Option 1 to 2 or from Option 3 to Option 1 or 2 will be allowed at any time while this Policy is in force, We will not require evidence of insurability for this change, so long as the Specified Amount is adjusted to make the difference between the Death Benefit and the Accumulation Value after the change in Death Benefit Option the same as it was before the change.

If the change decreases the Specified Amount below the minimum of $50,000, we will increase the Specified Amount to $50,000.

Changes from Option 2 to 1 will be allowed at any time while this Policy is in force. The new Specified Amount will be increased to equal the Specified Amount plus the Accumulation Value as of the date of the change. (See Surrender Charge and Right of Policy Examination) Changes to Option 3 are not allowed.


> RIGHT OF POLICY EXAMINATION ("FREE LOOK PERIOD")

The Policy has a free look period during which you may examine the Policy. If for any reason you are dissatisfied, you may return the Policy to us at our Service Office or to our representative within 10 days of delivery of the Policy to you (or within a different period if required by State law). Return the Policy to Jefferson Pilot Financial Insurance Company at One Granite Place, Concord, New Hampshire 03301. Upon its return, the Policy will be deemed void from its beginning. We will return to you within seven days all payments we received on the Policy. Prior to the Allocation Date, we will hold the initial Net Premium, and any other premiums we receive, in our General Account. We will retain any interest earned if the Free Look right is exercised, unless otherwise required by State law.

> SUPPLEMENTAL BENEFITS

The supplemental benefits currently available as riders to the Policy include the following:


o Accelerated Benefit Rider--pays a portion of the Death Benefit upon occurrence of critical or terminal illness or nursing home confinement, subject to the terms of the rider.

o Accidental Death Benefit Rider--provides a benefit in the event of accidental death, subject to the terms of the rider.

o Automatic Increase Rider--allows for scheduled annual increases in Specified Amount, subject to the terms of the rider.

o Children's Term Insurance Rider--provides increments of level term insurance on the Insured's children, subject to the terms of the rider.

o Death Benefit Maintenance Rider--provides a death benefit beyond the Insured's age 100, subject to the terms of the rider.

o Disability Waiver of Deductions--waives monthly deductions in the event of disability before age 65, subject to the terms of the rider.

o Disability Waiver of Specified Premium--deposits a specified premium monthly into the Policy if the Insured is disabled before age 65, subject to the terms of the rider.

o Guaranteed Death Benefit Rider--guarantees that the Policy will stay in force during the guarantee period with a Death Benefit equal to the Specified Amount, subject to the terms of the rider.

o Guaranteed Insurability Rider--provides that the Insured can purchase additional insurance at certain future dates without evidence of insurability, subject to the terms of the rider.

o Spouse Term Rider--provides coverage on the spouse of the insured, subject to the terms of the rider.

o Supplemental Coverage Rider--provides additional coverage to the Policy, subject to the terms of the rider.


These riders may not be available in all states.

Other riders for supplemental benefits may become available under the Policy from time to time. The charges for each of these riders are described in Your Policy.

Death Benefit
--------------------------------------------------------------------------------

The Death Benefit under the Policy will be paid in a lump sum unless you or the beneficiary have elected that they be paid under one or more of the available Settlement Options.

Payment of the Death Benefit may be delayed if the Policy is being contested. You may elect a Settlement Option for the beneficiary and deem it irrevocable. You may revoke or change a prior election. The beneficiary may make or change an election within 90 days of the Death of the Insured, unless you have made an irrevocable election.

All or part of the Death Benefit may be applied under one of the Settlement Options, or such options as we may choose to make available in the future.

If the Policy is assigned as collateral security, we will pay any amount due the assignee in a lump sum. Any excess Death Benefit due will be paid as elected.

(See "Right to Defer Payment" and "Policy Settlement")

Policy Settlement
--------------------------------------------------------------------------------

We will pay proceeds in whole or in part in the form of a lump sum or the Settlement Options available under the Policy upon the death of the Insured or upon Surrender.

A Written Request may be made to elect, change or revoke a Settlement Option before payments begin under any Settlement Option. This request will take effect upon its filing at our Home Office. If you have not elected a Settlement Option when the Death Benefit becomes payable to the beneficiary, that beneficiary may make the election.

> SETTLEMENT OPTIONS

The following Settlement Options are available under the Policy:

Option A--Installments of a specified amount. Payments of an agreed amount to be made monthly until the proceeds and interest are exhausted.

Option B--Installments for a specified period. Payments to be made monthly for an agreed number of years.

Option C--Life Income. Payments to be made each month for the lifetime of the payee. We guarantee that payments will be made for a minimum of 10, 15 or 20 years, as agreed upon.

Option D--Interest. We will pay interest on the proceeds we hold, calculated at the compound rate of 3% per year. We will make interest payments at 12, 6, 3 or 1 month intervals.

Option E--Interest: Retained Asset Account (Performance Plus Account). We will pay interest on the proceeds we hold, based on the floating 13-week U.S. Treasury Bill rate fixed quarterly. The payee can write checks against such account at any time and in any amount up to the total in the account. The checks must be for a minimum of $250.

The interest rate for Options A, B and D will not be less than 3% per year. The interest rate for Option C will not be less than 2.5% per year. The interest rate for Option E will not be less than 2% per year.

Unless otherwise stated in the election of any option, the payee of the policy benefits shall have the right to receive the withdrawal value under that option. For Options A, D and E, the withdrawal value shall be any unpaid balance of proceeds plus accrued interest. For Option B, the withdrawal value shall be the commuted value of the remaining payments. We will calculate this withdrawal value on the same basis as the original payments. For Option C, the withdrawal value will be the commuted value of any remaining guaranteed payments. If the payee is alive at the end of the guarantee period, we will resume the payment on that date. The payment will then continue for the lifetime of the payee.

If the payee of policy benefits dies before the proceeds are exhausted or the prescribed payments made, a final payment will be made in one sum to the estate of the last surviving payee. The amount to be paid will be calculated as described for the applicable option in the Withdrawal Value provision of the Policy.

At least $25,000 of Policy proceeds must be applied to each settlement option chosen. We reserve the right to change payment intervals to increase payments to $250 each.

Calculation of Settlement Option Values

The value of the Settlement Options will be calculated as set forth in the Policy.

The Company
--------------------------------------------------------------------------------

Jefferson Pilot Financial Insurance Company ("JP Financial" or "the Company") is a stock life insurance company chartered in 1903 in Tennessee and redomesticated to New Hampshire in 1991. Prior to May 1, 1998, JP Financial was known as Chubb Life Insurance Company of America. In April 30, 1997, Chubb Life, formerly a wholly-owned subsidiary of The Chubb Corporation, became a wholly-owned subsidiary of Jefferson-Pilot Corporation, a North Carolina corporation. The principal offices of Jefferson-Pilot Corporation are located at 100 North Greene Street, Greensboro, North Carolina 27401; its telephone number is 336-691-3000. Chubb Life changed its name to Jefferson Pilot Financial Insurance Company effective May 1, 1998. JP Financial's home office and service center are located at One Granite Place, Concord, New Hampshire 03301; its telephone number is 800-258-3648.

We are licensed to do life insurance business in forty-nine states of the United States, the District of Columbia, Puerto Rico, the U.S. Virgin Islands, Guam and the Commonwealth of the Northern Mariana Islands.

At December 31, 1999 the Company and its subsidiaries had total assets of approximately $6.2 billion and had $68 billion of insurance in force, while total assets of Jefferson-Pilot Corporation and its subsidiaries (including the Company) were approximately $26.4 billion.

We write individual life insurance and annuities. It is subject to New Hampshire law governing insurance.

We are currently rated AAA (Superior) by Duff & Phelps, AAA (Superior) by Standard & Poor's Corporation and A+ (Superior) by A.M. Best and Company. These ratings do not apply to JPF Separate Account A, but reflect the opinion of the rating companies as to our relative financial strength and ability to meet its contractual obligations to its policyowners.


DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

                           MANAGEMENT OF JP FINANCIAL
                Executive Officers and Directors of JP Financial

                                    Directors

                               Principal Occupation and
Name                           Business Address
--------------------------------------------------------------------------------
Dennis R. Glass .............  Executive Vice President (also serves as Executive Vice President, Chief
                               Financial Officer of Jefferson-Pilot
                               Corporation and Jefferson-Pilot Life
                               Insurance Company) 100 North Greene
                               Street Greensboro, North Carolina 27401
Kenneth C. Mlekush ..........  President (also serves as Executive
                               Vice President of Jefferson-Pilot Life
                               Insurance Company) 100 North Greene
                               Street Greensboro, North Carolina 27401
David A. Stonecipher ........  Chairman and Chief Executive Officer
                               (also serves as President and Chief
                               Executive Officer of Jefferson-Pilot
                               Life Insurance Company) 100 North
                               Greene Street Greensboro, North
                               Carolina 27401


               Executive Officers (Other Than Directors)

Name                           Position
----                           --------
Charles C. Cornelio .........  Executive Vice President
Leslie L. Durland ...........  Executive Vice President
John D. Hopkins .............  Executive Vice President, General Counsel
John C. Ingram ..............  Executive Vice President
Reggie D. Adamson ...........  Senior Vice President
Ronald R. Angarella .........  Senior Vice President
Charles P. Elam II...........  Senior Vice President, Annuity Actuary
Hal B. Phillips, Jr. ........  Senior Vice President, Chief Life Actuary
Richard T. Stange ...........  Senior Vice President, Deputy General Counsel
John W. Wells ...............  Senior Vice President

Name                           Position
----                           --------
James R. Abernathy ..........  Vice President
David K. Booth...............  Vice President
H. Lusby Brown...............  Vice President
Margaret O. Cain ............  Vice President
John A. Cindia...............  Vice President
Rebecca M. Clark ............  Vice President
Richard C. Dielensnyder .....  Vice President
Kenneth S. Dwyer ............  Vice President
Peter N. Ellinwood ..........  Vice President
Ronald H. Emery .............  Vice President
Randal J. Freitage...........  Vice President
Carol. A. Hardiman...........  Vice President
James A. Hoffman, II.........  Vice President and Associate General Counsel
Donald M. Kane ..............  Vice President
Patrick A. Lang .............  Vice President
Shari J. Lease ..............  Vice President
James. E. MacDonald, Jr......  Vice President
Donna L. Metcalf ............  Vice President
W. Hardea Mills, Jr..........  Vice President
Thomas E. Murphy, Jr. M.D. ..  Vice President and Medical Director
Robert A. Reed ..............  Vice President, Secretary
James M. Sandelli ...........  Vice President
Russell C. Simpson ..........  Vice President and Treasurer
Francis A. Sutherland, Jr. ..  Vice President
John A. Thomas ..............  Vice President
John A. Weston ..............  Vice President
Robert H. Whalen.............  Vice President

The officers and employees of JP Financial who have access to the assets of Separate Account A are covered by a fidelity bond issued by American International Group in the amount of $20,000,000.

Additional Information
--------------------------------------------------------------------------------

> REPORTS TO POLICYOWNERS

We will maintain all records relating to the Separate Account. At least once in each Policy Year, we will send you an Annual Summary containing the following information:

1. A statement of the current Accumulation Value and Cash Value since the prior report or since the Issue Date, if there has been no prior report;

2. A statement of all premiums paid and all charges incurred;

3. The balance of outstanding Policy Loans for the previous calendar year;

4. Any reports required by the 1940 Act.

We will promptly mail confirmation notices at the time of the following transactions:

1. policy issue;

2. receipt of premium payments;

3. initial allocation among Divisions on the Allocation Date;

4. transfers among Divisions;

5. change of premium allocation;

6. change between Death Benefit Options;

7. increases or decreases in Specified Amount;

8. withdrawals, surrenders or loans;

9. receipt of loan repayments;

10. reinstatements; and

11. redemptions due to insufficient funds.

> RIGHT TO INSTRUCT VOTING OF FUND SHARES

In accordance with our view of present applicable law, we will vote the shares of the Funds held in the Separate Account in accordance with instructions received from Policyowners having a voting interest in the Funds. Policyowners having such an interest will receive periodic reports relating to the Fund, proxy material and a form for giving voting instructions. The number of shares you have a right to vote will be determined as of a record date established by the Fund. The number of votes that you are entitled to direct with respect to a Fund will be determined by dividing your Policy's Accumulation Value in a Division by the net asset value per share of the corresponding Portfolio in which the Division invests. We will solicit your voting instructions by mail at least 14 days before any shareholders meeting.

We will cast the votes at meetings of the shareholders of the Fund and our votes will be based on instructions received from Policyowners. However, if the Investment Company Act of

1940 or any regulations thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Fund in our right, we may elect to do so.

We will vote Fund shares for which we do not receive timely instructions and Fund shares which are not otherwise attributable to Policyowners in the same proportion as the voting instruction which we receive for all Policies participating in each Fund through the Separate Account.

> DISREGARD OF VOTING INSTRUCTIONS

When required by state insurance regulatory authorities, we may disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of a Fund or to approve or disapprove an investment advisory contract for a Fund. We may also disregard voting instructions initiated by a Policyowner in favor of changes in the investment policy or the investment adviser of the Fund if we reasonably disapprove of such changes.

We only disapprove a change if the proposed change is contrary to state law or prohibited by state regulatory authorities or if we determine that the change would have an adverse effect on the Separate Account if the proposed investment policy for a fund would result in overly speculative or unsound investments. In the event that we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

> STATE REGULATION

The Policy will be offered for sale in all jurisdictions where we are authorized to do business and where the Policy has been approved by the appropriate Insurance Department or regulatory authorities.

> LEGAL MATTERS

We know of no pending material legal proceedings pending to which either the Separate Account or the Company is a party or which would materially affect the Separate Account. The legal validity of the securities described in the prospectus has been passed on by our Counsel. The law firm of Jorden Burt Boros Cicchetti Berenson & Johnson, 1025 Thomas Jefferson Street, Suite 400, East Lobby, Washington, DC 20007-5201, serves as our Special Counsel with regard to the federal securities laws.

> THE REGISTRATION STATEMENT

We have filed a Registration Statement under the Securities Act of 1933 relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to SEC rules and regulations. You should refer to the instrument as filed to obtain any omitted information.

> FINANCIAL STATEMENTS

Our financial statements which are included in the Prospectus should be considered only as bearing on our ability to meet our obligations under the Policy. They should not be considered as bearing on the investment experience of the assets held in the Separate Account. Our most current audited financial statements are those as of the end of the most recent fiscal year.

> EMPLOYMENT BENEFIT PLANS

Employers and employee organizations should consider, in connection with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of policy in connection with an employment-related insurance or benefit plan. The U.S. Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

> DISTRIBUTION OF THE POLICY

Jefferson Pilot Variable Corporation (JPVC), a North Carolina Corporation incorporated on January 13, 1970, will serve as principal underwriter of the securities offered under the Policy as defined by the federal securities laws. The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for us, are also registered representatives of broker-dealers who have entered into written sales agreements with JPVC. Any such broker-dealers will be registered with the SEC and will be members of the National Association of Securities Dealers, Inc. We may also offer and sell policies directly.

We will pay commissions under various schedules and accordingly commissions will vary with the form of schedule selected. In any event, commissions to registered representatives are not expected to exceed 95% of first year target premium and 5% of first year excess premium, and 5% of target premium for the second through fifteenth policy years for both renewals and excess premium. Compensation arrangements vary among broker-dealers. Override payments, expense allowances and bonuses based on specific production levels may be paid. Alternative Commission Schedules will reflect differences in up-front commissions versus ongoing compensation. Except as previously described in this prospectus, no separate deductions from premiums are made to pay sales commissions or sales expenses.

> INDEPENDENT AUDITORS

Ernst & Young, LLP, 200 Clarendon Street, Boston, Massachusetts are the independent auditors for the Separate Account and Ernst & Young, LLP, 300 North Greene Street, Greensboro, North Carolina, are the independent auditors for the Company. The services provided to the Separate Account include primarily the audits of the Separate Account's financial statements.

Group or Sponsored Arrangements
--------------------------------------------------------------------------------

Policies may be purchased under group or sponsored arrangements. A group arrangement includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals on a group basis. A sponsored arrangement includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

We may modify the following types of charges for Policies issued in connection with group or sponsored arrangement: the cost of insurance charge, surrender or withdrawal charges, administrative charges, charges for withdrawal or transfer and charges for optional rider benefits. We may also issue Policies in connection with group or sponsored arrangements on a "non-medical" or guaranteed issue basis; actual monthly cost of insurance charges may be higher than the current cost of insurance charges under otherwise identical Policies that are medically underwritten. We may also specify different minimum Specified Amounts at issue for Policies issued in connection with group or sponsored arrangements.

We may also modify or eliminate certain charges or underwriting requirements for Policies issued in connection with an exchange of another JP Financial policy or a policy of any JP Financial affiliate.

The amounts of any reduction, the charges to be reduced, the elimination or modification of underwriting requirements and the criteria for applying a reduction or modification will generally reflect the reduced sales and administrative effort, costs and differing mortality experience appropriate to the circumstances giving rise to the reduction or modification. Reductions and modifications will not be made where prohibited by law and will not be unfairly discriminatory.

Tax Matters
--------------------------------------------------------------------------------

> GENERAL

Following is a discussion of the federal income tax considerations relating to the Policy. This discussion is based on our understanding of federal income tax laws as they now exist and are currently interpreted by the Internal Revenue Service. These laws are complex and tax results may vary among individuals. Anyone contemplating the purchase of or the exercise of elections under the Policy should seek competent tax advice.

> FEDERAL TAX STATUS OF THE COMPANY

We are taxed as a life insurance company in accordance with the Internal Revenue Code of 1986 as amended ("Code"). For federal income tax purposes, the operations of each Separate Account form a part of our total operations and are not taxed separately, although operations of each Separate Account are treated separately for accounting and financial statement purposes.

Both investment income and realized capital gains of the Separate Account are reinvested without tax since the Code does not impose a tax on the Separate Account for these amounts. However, we reserve the right to make a deduction for such tax should it be imposed in the future.

> LIFE INSURANCE QUALIFICATION

The Policy contains provisions not found in traditional life insurance policies. However, we believe that it should qualify under the Code as a life insurance contract for federal income tax purposes, with the result that all Death Benefits paid under the Policy will generally be excludable from the gross income of the Policy's Beneficiary.

Section 7702 of the Code includes a definition of life insurance for tax purposes. The definition provides limitations on the relationship between the death benefit and the account value. If necessary, we will increase your death benefit to maintain compliance with Section 7702.

The Policy is intended to qualify as life insurance under the Code. The Death Benefit provided by the Policy is intended to qualify for the federal income tax exclusion. If at any time the premium paid under the Policy exceeds the amount allowable for such qualification, we will refund the premium to you with interest within 60 days after the end of the Policy Year in which the premium was received. If, for any reason, we do not refund the excess premium within such 60-day period, the excess premium will be held in a separate deposit fund and credited with interest until refunded to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision will be the excess premiums. We may notify you of other options available to you to keep your policy in compliance. You may also choose to have the Policy become a modified endowment contract.

A modified endowment contract is a life insurance policy which fails to meet a "seven-pay" test. In general, a policy will fail the seven-pay test if the cumulative amount of premiums paid under the policy at any time during the first seven policy years exceeds a calculated premium level. The calculated seven-pay premium level is based on a hypothetical policy issued on the same insured and for the same initial death benefit which, under specified conditions (which include the absence of expense and administrative charges), would be fully paid for after seven years. Your policy will be treated as a modified endowment unless the cumulative premiums paid under your policy, at all times during the first seven policy years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical policy on or before such times.

Whenever there is a "material change" under a Policy, it will generally be treated as a new contract for purposes of determining whether the Policy is a modified endowment contract, and subject to a new seven-pay premium period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prospective adjustment formula, the Policy Account Value of the policy at the time of such change. A materially changed Policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change could occur as a result of a change in death benefit option, the selection of additional benefits, the restoration of a terminated policy and certain other changes.

If the benefits under your Policy are reduced, for example, by requesting a decrease in Face Amount, or in some cases by making partial withdrawals, terminating additional benefits under a rider, changing the death benefit option, or as a result of policy termination, the calculated seven-pay premium level will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay premium level limit, the policy will become a modified endowment unless you request a refund of the excess premium, as outlined above. Generally, a life insurance policy which is received in exchange for a modified endowment or a modified endowment which terminates and is restored, will also be considered a modified endowment.

If a Policy is deemed to be a modified endowment contract, any distribution from the Policy will be taxed in a manner comparable to distributions from annuities (i.e., on an "income first) basis); distributions for this purpose include a loan, pledge, assignment or partial withdrawal. Any such distributions will be considered taxable income to the extent Accumulation Value under the Policy exceeds investment in the Policy.

A 10% penalty tax will apply to the taxable portion of such a distribution. No penalty will apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability which can be expected to result in death or to be of indefinite duration or (iii) received as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

To the extent a Policy becomes a modified endowment contract, any distribution, as defined above, which occurs in the policy year it becomes a modified endowment contract and in any year thereafter, will be taxable income to you. Also, any distributions within two years before a Policy becomes a modified endowment contract will also be income taxable to you to the extent that accumulation value exceeds investment in the Policy, as described above. The Secretary of the Treasury has been authorized to prescribe rules which would similarly treat other distributions made in anticipation of a policy becoming a modified endowment contract. For purposes of determining the amount of any distribution includible in income, all modified endowment contracts that fail the above-described tests which are issued by the same insurer, or its affiliates, to the same policyowner during any calendar year are treated as one contract.

If the Insured reaches age 100, the Death Benefit will be set at 101% of the Cash Value of the Policy. We believe the Policy will continue to qualify as life insurance under the Code, however, there is some uncertainty regarding this treatment. It is possible, therefore, that you would be viewed as constructively receiving the Surrender Value in the year in which the Insured attains age 100 and would realize taxable income at that time, even if the Policy proceeds were not distributed at that time.

The foregoing summary does not purport to be complete or to cover all situations, and, as always, there is some degree of uncertainty with respect to the application of the current tax laws. In addition to the provisions discussed above, Congress may consider other legislation which, if enacted, could adversely affect the tax treatment of life insurance policies. Also, the Treasury Department may amend current regulations or adopt new regulations with respect to this and other Code provisions. Therefore, you are advised to consult a tax adviser for more complete tax information, specifically regarding the applicability of the Code provisions to your situation.

Under normal circumstances, if the Policy is not a modified endowment contract, loans received under the Policy will be construed as your indebtedness. You are advised to consult a tax adviser or attorney regarding the deduction of interest paid on loans.

Even if the Policy is not a modified endowment contract, a partial withdrawal together with a reduction in death benefits during the first 15 Policy Years may create taxable income for you. The amount of that taxable income is determined under a complex formula and it may be equal to part or all of, but not greater than, the income on the contract. A partial withdrawal made after the first 15 Policy Years will be taxed on a recovery of premium-first basis, and will only be subject to federal income tax to the extent such proceeds exceed the total amount of premiums you have paid that have not been previously withdrawn.

If you make a partial withdrawal, surrender, loan or exchange of the Policy, we may be required to withhold federal income tax from the portion of the money you receive that is includible in your federal gross income. A Policyowner who is not a corporation may elect not to have such tax withheld; however, such election must be made before we make the payment. In addition, if you fail to provide us with a correct taxpayer identification number (usually a social security number) or if the Treasury notifies Us that the taxpayer identification number which has been provided is not correct, the election not to have such taxes withheld will not be effective. In any case, you are liable for payment of the federal income tax on the taxable portion of money received, whether or not an election to have federal income tax withheld is made. If you elect not to have federal income tax withheld, or if the amount withheld is insufficient, then you may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are insufficient. We suggest that you consult with a tax adviser as to the tax implications of these matters.

In the event that a Policy is owned by the trustee under a pension or profit sharing plan, or similar deferred compensation arrangement, tax consequences of ownership or receipt of proceeds under the Policy could differ from those stated herein. However, if ownership of such a Policy is transferred from the plan to a plan participant (upon termination of employment, for example), the Policy will be subject to all of the federal tax rules described above. A Policy owned by a trustee under such a plan may be subject to restrictions under ERISA and a tax adviser should be consulted regarding any applicable ERISA requirements.

The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans and others, where the tax consequences may vary depending on the particular facts and circumstances of each individual arrangement. A tax adviser should be consulted regarding the tax attributes of any particular arrangement where the value of it depends in part on its tax consequences.

Federal estate and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend upon the circumstances of each Policyowner and Beneficiary.

Current Treasury regulations set standards for diversification of the investments underlying variable life insurance policies in order for such policies to be treated as life insurance. We believe we presently are and intend to remain in compliance with the diversification requirements as set forth in the regulations. If the diversification requirements are not satisfied, the Policy would not be treated as a life insurance contract. As a consequence to you, income earned on a Policy would be taxable to you in the calendar quarter in which the diversification requirements were not satisfied, and for all subsequent calendar quarters.

The Secretary of the Treasury may issue a regulation or a ruling which will prescribe the circumstances in which a Policyowner's control of the investments of a segregated account may cause the Policyowner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulation or ruling could impose requirements that are not reflected in the Policy, relating, for example, to such elements of Policyowner control as premium allocation, investment selection, transfer privileges and investment in a division focusing on a particular investment sector. Failure to comply with any such regulation or ruling presumably would cause earnings on a Policyowner's interest in Separate Account A to be includible in the Policyowner's gross income in the year earned. However, we have reserved certain rights to alter the Policy and investment alternatives so as to comply with such regulation or ruling. We believe that any such regulation or ruling would apply prospectively. Since the regulation or ruling has not been issued, there can be no assurance as to the content of such regulation or ruling or even whether application of the regulation or ruling will be prospective. For these reasons, Policyowners are urged to consult with their own tax advisers.

The foregoing summary does not purport to be complete or to cover all situations, including the possible tax consequences of changes in ownership. Counsel and other competent advisers should be consulted for more complete information.

> CHARGES FOR JP FINANCIAL INCOME TAXES

We are presently taxed as a life insurance company under the provisions of the Code. The Code specifically provides for adjustments in reserves for variable policies, and we will include flexible premium life insurance operations in our tax return in accordance with these rules.

Currently no charge is made against the Separate Account for our federal income taxes, or provisions for such taxes, that may be attributable to the Separate Account. We may charge each Division for its portion of any income tax charged to us on the Division or its assets. Under present laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant. However, if they increase, we may decide to make charges for such taxes or provisions for such taxes against the Separate Account. We would retain any investment earnings on any tax charges accumulated in a Division. Any such charges against the Separate Account or its Divisions could have an adverse effect on the investment experience of such Division.

MISCELLANEOUS POLICY PROVISIONS
--------------------------------------------------------------------------------

> THE POLICY

The Policy which you receive, the application you make when you purchase the Policy, any applications for any changes approved by us and any riders constitute the whole contract. Copies of all applications are attached to and made a part of the Policy.

Application forms are completed by the applicants and forwarded to us for acceptance. Upon acceptance, the Policy is prepared, executed by our duly authorized officers and forwarded to you.

We reserve the right to make a change in the Policy; however, we will not change any terms of the Policy beneficial to you.

> PAYMENT OF BENEFITS

All benefits are payable at our Home Office. We may require submission of the Policy before we grant Policy Loans, make changes or pay benefits.

> SUICIDE AND INCONTESTABILITY

Suicide Exclusion--In most states, if the Insured dies by suicide, while sane or insane, within 2 years from the Issue Date of this Policy, this Policy will end and we will refund premiums paid, without interest, less any Policy Debt and less any withdrawal. If the Insured commits suicide within 2 years of the effective date of any Increase in Specified Amount, our only liability with regard to the Increase will be for the sum of the Monthly Deductions for such Increase in Specified Amount.

Incontestability--We will not contest or revoke the insurance coverage provided under the Policy after the Policy has been in force during the lifetime of the Insured for two years from the date of issue or reinstatement.

> PROTECTION OF PROCEEDS

To the extent provided by law, the proceeds of the Policy are not subject to claims by a Beneficiary's creditors or to any legal process against any Beneficiary.

> NONPARTICIPATION

The Policy is not entitled to share in our divisible surplus. No dividends are payable.

> CHANGES IN OWNER AND BENEFICIARY; ASSIGNMENT

Unless otherwise stated in the Policy, you may change the Policyowner and the Beneficiary, or both, at any time while the Policy is in force. A request for such change must be made in writing and sent to us at our Home Office. After we have agreed, in writing, to the change, it will take effect as of the date on which your Written Request was signed.

The Policy may also be assigned. No assignment of Policy will be binding on us unless made in writing and sent to us at our Home Office. We will use reasonable procedures to confirm that the assignment is authentic. Otherwise, we are not responsible for the validity of any assignment. Your rights and the Beneficiary's interest will be subject to the rights of any assignee of record.

> MISSTATEMENTS

If the age or sex of the Insured has been misstated in an application, including a reinstatement application, we will adjust the benefits payable to reflect the correct age or sex.

appendix a
--------------------------------------------------------------------------------

ILLUSTRATIONS OF ACCUMULATION VALUES, CASH VALUES AND DEATH BENEFITS


Following are a series of tables that illustrate how the Accumulation Values, Cash Values and Death Benefits of a policy change with the investment performance of the Portfolios. The tables show how the Accumulation Values, Cash Values and Death Benefits of a Policy issued to an Insured of a given age and given premium would vary over time if the return on the assets held in each Portfolio were a constant gross annual rate of 0%, 6%, and 12%. The tables on pages A-3 through A-13 illustrate a Policy issued to a male, age 45, under a standard rate non-smoker underwriting risk classification. The Accumulation Values, Cash Values and Death Benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.


The amount of the accumulation value exceeds the Cash Value during the first nine policy years due to the surrender charge. For policy years ten and after, the Accumulation Value and Cash Value are equal, since the surrender charge has been reduced to zero.


The second column shows the accumulation value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the Accumulation Values and the fourth and seventh columns illustrate the Cash Values of the Policy over the designated period. The Accumulation Values shown in the third column and the Cash Values shown in the fourth column assume the monthly charge for cost of insurance is based upon the current cost of insurance rates as discounted, and that the mortality and expense risk charge and Premium Load are charged at current rates. The current cost of insurance rates are based on the sex, issue age, policy year, and rating class of the Insured, and the Specified Amount of the Policy. The Accumulation Values shown in the sixth column and the Cash Values shown in the seventh column assume the monthly charge for cost of insurance is based upon the maximum cost of insurance rates allowable, which are based on the Commissioner's 1980 Standard Ordinary Mortality Table, and upon the maximum mortality and expense risk charges and premium load provided in the Policy, as described below. The current cost of insurance rates are different for Specified Amounts below $100,000 and above $100,000. The fifth and eighth columns illustrate the Death Benefit of a Policy over the designated period on a current and guaranteed basis, respectively. The illustrations of Death Benefits reflect the same assumptions as the Accumulation Values and Cash Values. The Death Benefit values also vary between tables, depending upon whether Option I, Option II or Option III death benefits are illustrated.

The amounts shown for the death benefit, Accumulation Values, and Cash Values reflect the fact that the net investment return of the dividends of Separate Account A is lower than the gross return on the assets in the Portfolios, as a result of expenses paid by the Portfolios and charges levied against the divisions of Separate Account A.

The policy values shown take into account a daily investment advisory fee equivalent to the maximum annual rate of .70% of the aggregate arithmetic average daily net assets of the Portfolios, plus a charge of .16% of the aggregate arithmetic average daily net assets to cover expenses incurred by the Portfolios for the twelve months ended December 31, 1999. The .70% investment advisory fee is an average of the individual investment advisory fees of the twenty Portfolios. The .16% expense figure is an average of the annual expenses of the Jefferson Pilot Variable Fund Portfolios, the Templeton International Securities Fund, the Fidelity VIP and VIP II Portfolios, the Oppenheimer Portfolios and the MFS Portfolios. Expenses for the Templeton International Securities Fund: Class 2, the Fidelity Equity Income, Growth, and Contrafund Portfolios, the MFS Research and Utilities Series, and the Oppenheimer Bond and Strategic Bond Portfolios were provided by the investment managers for these portfolios and JP Financial has not independently verified such information. The policy values also take into account a daily charge to each division of Separate Account A for assuming mortality and expense risks which is equivalent to a charge at an annual rate of 0.60% (0.85% guaranteed) of the average daily net assets of the divisions of Separate Account A in Policy Years 1 through 25 and 0.35% (0.60% guaranteed) thereafter. After deduction of these amounts, the illustrated gross investment rates of 0%, 6%, and 12% correspond to approximate net annual rates of -1.46%, 4.54% and 10.53%, respectively, on a current basis, and -1.71%, 4.29% and 10.29% on a guaranteed basis.

The assumed annual premium used in calculating Accumulation Value, Cash Value, and Death Benefits is net of the 2.5% state premium tax charge, the 1.25% federal DAC tax charge and the Premium Load, which is 3% in Policy Years 1 through 10 only on a current basis and 3% in all years on a guaranteed basis. It also reflects deduction of the Monthly Deduction and addition of the Monthly Accumulation Value Adjustment. As part of the Monthly Deduction, the Monthly Acquisition Charge of 2% of the Load Basis Amount is per month in Policy Years 1 and 1% of the Load Basis Amount per month in Policy Year 2 has been deducted. The Load Basis Amount varies by Sex, Issue Age and rating class of the Insured.

The hypothetical values shown in the tables do not reflect any charges for federal income taxes or other taxes against Separate Account A since JP Financial is not currently making such charges. However, if, in the future, such charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the Accumulation Values, Cash Values and death benefits illustrated.

The tables illustrate the policy values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year, if all net premiums are allocated to Separate Account A, and if no policy loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the policyowner varied the amount or frequency of premium payments. The tables also assume that the policyowner has not requested an increase or decrease in Specified Amount, that no withdrawals have been made and no surrender charges imposed, and that no transfers have been made and no transfer charges imposed.

Upon request, we will provide a comparable illustration based upon the proposed Insured's age, sex and rating class, the face amount requested, the proposed frequency and amount of premium payments and any available riders requested. Existing policyowners may request illustrations based on existing Cash Value at the time of request. We reserve the right to charge an administrative fee of up to $25 for such illustrations.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I
GUIDELINE PREMIUM TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL                Net 1-25       Net 26+
RATE OF RETURN :  Current             0.00%        -1.46%       -1.21%
                  Guaranteed          0.00%        -1.71%       -1.46%
ASSUMED ANNUAL PREMIUM(1) :         $ 2,000


                PREMIUMS
     END       ACCUMULATED                ASSUMING CURRENT COSTS                      ASSUMING GUARANTEED COSTS
      OF     AT 5% INTEREST   ACCUMULATION          CASH         DEATH        ACCUMULATION     CASH          DEATH
     YEAR       PER YEAR        VALUE(2)           VALUE(2)   BENEFIT(2)(3)     VALUE(2)      VALUE(2)   BENEFIT(2)(3)
     ----       --------        --------           --------   -------------     --------      --------   -------------
      1            2,100           1,073                         100,000            916                     100,000
      2            4,305           2,291               800       100,000          1,961           470       100,000
      3            6,620           3,652             2,161       100,000          3,134         1,643       100,000
      4            9,051           4,985             3,494       100,000          4,252         2,761       100,000
      5           11,604           6,292             4,801       100,000          5,314         3,823       100,000
      6           14,284           7,579             6,386       100,000          6,317         5,124       100,000
      7           17,098           8,843             7,949       100,000          7,256         6,362       100,000
      8           20,053          10,083             9,487       100,000          8,125         7,529       100,000
      9           23,156          11,302            11,004       100,000          8,919         8,621       100,000
      10          26,414          12,490            12,490       100,000          9,629         9,629       100,000
      11          29,834          13,700            13,700       100,000         10,253        10,253       100,000
      12          33,426          14,869            14,869       100,000         10,784        10,784       100,000
      13          37,197          15,986            15,986       100,000         11,221        11,221       100,000
      14          41,157          17,054            17,054       100,000         11,560        11,560       100,000
      15          45,315          18,069            18,069       100,000         11,793        11,793       100,000
      16          49,681          18,964            18,964       100,000         11,910        11,910       100,000
      17          54,265          19,809            19,809       100,000         11,898        11,898       100,000
      18          59,078          20,588            20,588       100,000         11,740        11,740       100,000
      19          64,132          21,303            21,303       100,000         11,416        11,416       100,000
      20          69,439          21,960            21,960       100,000         10,903        10,903       100,000
      21          75,010          22,536            22,536       100,000         10,181        10,181       100,000
      22          80,861          23,032            23,032       100,000          9,230         9,230       100,000
      23          87,004          23,431            23,431       100,000          8,026         8,026       100,000
      24          93,454          23,746            23,746       100,000          6,545         6,545       100,000
      25         100,227          23,940            23,940       100,000          4,750         4,750       100,000
      26         107,338          24,096            24,096       100,000          2,597         2,597       100,000
      27         114,805          24,104            24,104       100,000
      28         122,645          23,986            23,986       100,000
      29         130,878          23,693            23,693       100,000
      30         139,522          23,224            23,224       100,000
      31         148,598          22,556            22,556       100,000
      32         158,128          21,633            21,633       100,000
      33         168,134          20,445            20,445       100,000
      34         178,641          18,921            18,921       100,000
      35         189,673          17,083            17,083       100,000
      36         201,256          14,803            14,803       100,000
      37         213,419          12,057            12,057       100,000
      38         226,190           8,776             8,776       100,000
      39         239,600           4,812             4,812       100,000
      40         253,680              90                90       100,000
      41         268,464
      42         283,987
      43         300,286
      44         317,400
      45         335,370
      46         354,239
      47         374,051
      48         394,853
      49         416,696
      50         439,631
      51         463,712
      52         488,998
      53         515,548
      54         543,425
      55         572,696

(1) Assumes a $2,000 premium is paid at the be ginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I
GUIDELINE PREMIUM TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL                Net 1-25       Net 26+
RATE OF RETURN :  Current                6.00%         4.54%         4.79%
                  Guaranteed             6.00%         4.29%         4.54%
ASSUMED ANNUAL PREMIUM(1) :            $ 2,000

                PREMIUMS
     END       ACCUMULATED                 ASSUMING CURRENT COSTS                       ASSUMING GUARANTEED COSTS
      OF     AT 5% INTEREST    ACCUMULATION        CASH              DEATH      ACCUMULATION      CASH           DEATH
     YEAR       PER YEAR         VALUE(2)         VALUE(2)       BENEFIT(2)(3)     VALUE(2)      VALUE(2)    BENEFIT(2)(3)
     ----       --------         --------         --------       -------------     --------      --------    -------------
      1           2,100             1,160                           100,000            998                      100,000
      2           4,305             2,539           1,048           100,000          2,189           698        100,000
      3           6,620             4,148           2,657           100,000          3,582         2,091        100,000
      4           9,051             5,822           4,331           100,000          5,002         3,511        100,000
      5          11,604             7,567           6,076           100,000          6,446         4,955        100,000
      6          14,284             9,392           8,199           100,000          7,914         6,721        100,000
      7          17,098            11,298          10,404           100,000          9,400         8,506        100,000
      8          20,053            13,288          12,692           100,000         10,901        10,305        100,000
      9          23,156            15,369          15,071           100,000         12,411        12,113        100,000
      10         26,414            17,536          17,536           100,000         13,925        13,925        100,000
      11         29,834            19,849          19,849           100,000         15,439        15,439        100,000
      12         33,426            22,250          22,250           100,000         16,950        16,950        100,000
      13         37,197            24,736          24,736           100,000         18,457        18,457        100,000
      14         41,157            27,313          27,313           100,000         19,957        19,957        100,000
      15         45,315            29,988          29,988           100,000         21,447        21,447        100,000
      16         49,681            32,716          32,716           100,000         22,918        22,918        100,000
      17         54,265            35,565          35,565           100,000         24,363        24,363        100,000
      18         59,078            38,530          38,530           100,000         25,769        25,769        100,000
      19         64,132            41,624          41,624           100,000         27,122        27,122        100,000
      20         69,439            44,863          44,863           100,000         28,409        28,409        100,000
      21         75,010            48,242          48,242           100,000         29,620        29,620        100,000
      22         80,861            51,779          51,779           100,000         30,744        30,744        100,000
      23         87,004            55,478          55,478           100,000         31,767        31,767        100,000
      24         93,454            59,367          59,367           100,000         32,675        32,675        100,000
      25        100,227            63,449          63,449           100,000         33,447        33,447        100,000
      26        107,338            67,863          67,863           100,000         34,125        34,125        100,000
      27        114,805            72,525          72,525           100,000         34,599        34,599        100,000
      28        122,645            77,480          77,480           100,000         34,813        34,813        100,000
      29        130,878            82,753          82,753           100,000         34,694        34,694        100,000
      30        139,522            88,396          88,396           100,000         34,165        34,165        100,000
      31        148,598            94,461          94,461           100,000         33,137        33,137        100,000
      32        158,128           100,904         100,904           105,949         31,507        31,507        100,000
      33        168,134           107,646         107,646           113,029         29,152        29,152        100,000
      34        178,641           114,696         114,696           120,431         25,919        25,919        100,000
      35        189,673           122,070         122,070           128,173         21,594        21,594        100,000
      36        201,256           129,772         129,772           136,261         15,880        15,880        100,000
      37        213,419           137,817         137,817           144,708          8,352         8,352        100,000
      38        226,190           146,215         146,215           153,526
      39        239,600           154,973         154,973           162,722
      40        253,680           164,103         164,103           172,308
      41        268,464           173,613         173,613           182,294
      42        283,987           183,511         183,511           192,686
      43        300,286           193,793         193,793           203,483
      44        317,400           204,473         204,473           214,696
      45        335,370           215,555         215,555           226,332
      46        354,239           227,030         227,030           238,382
      47        374,051           239,214         239,214           248,783
      48        394,853           252,203         252,203           259,769
      49        416,696           266,111         266,111           271,433
      50        439,631           281,073         281,073           283,884
      51        463,712           296,747         296,747           299,715
      52        488,998           313,170         313,170           316,301
      53        515,548           330,373         330,373           333,677
      54        543,425           348,393         348,393           351,876
      55        572,696           367,263         367,263           370,936

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I
GUIDELINE PREMIUM TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL             Net 1-25      Net 26+
RATE OF RETURN :  Current            12.00%        10.54%       10.79%
                  Guaranteed         12.00%        10.29%       10.54%
ASSUMED ANNUAL PREMIUM(1) :         $ 2,000

                PREMIUMS
     END       ACCUMULATED              ASSUMING CURRENT COSTS                   ASSUMING GUARANTEED COSTS
      OF     AT 5% INTEREST  ACCUMULATION        CASH         DEATH      ACCUMULATION      CASH         DEATH
     YEAR       PER YEAR       VALUE (2)       VALUE (2)  BENEFIT (2)(3)   VALUE (2)     VALUE (2)  BENEFIT (2)(3)
     ----       --------       ---------       ---------  --------------   ---------     ---------  --------------
      1             2,100         1,248                       100,000         1,080                    100,000
      2             4,305         2,799           1,308       100,000         2,428           937      100,000
      3             6,620         4,686           3,195       100,000         4,071         2,580      100,000
      4             9,051         6,766           5,275       100,000         5,851         4,360      100,000
      5            11,604         9,062           7,571       100,000         7,779         6,288      100,000
      6            14,284        11,603          10,410       100,000         9,871         8,678      100,000
      7            17,098        14,413          13,519       100,000        12,138        11,244      100,000
      8            20,053        17,522          16,926       100,000        14,597        14,001      100,000
      9            23,156        20,964          20,666       100,000        17,264        16,966      100,000
      10           26,414        24,768          24,768       100,000        20,159        20,159      100,000
      11           29,834        29,034          29,034       100,000        23,307        23,307      100,000
      12           33,426        33,759          33,759       100,000        26,738        26,738      100,000
      13           37,197        38,995          38,995       100,000        30,489        30,489      100,000
      14           41,157        44,807          44,807       100,000        34,616        34,616      100,000
      15           45,315        51,265          51,265       100,000        39,169        39,169      100,000
      16           49,681        58,411          58,411       100,000        44,204        44,204      100,000
      17           54,265        66,381          66,381       100,000        49,787        49,787      100,000
      18           59,078        75,275          75,275       100,000        55,996        55,996      100,000
      19           64,132        85,206          85,206       105,655        62,924        62,924      100,000
      20           69,439        96,216          96,216       117,383        70,684        70,684      100,000
      21           75,010       108,406         108,406       130,087        79,419        79,419      100,000
      22           80,861       121,892         121,892       145,052        89,252        89,252      106,210
      23           87,004       136,808         136,808       161,434       100,085       100,085      118,100
      24           93,454       153,312         153,312       179,375       111,995       111,995      131,034
      25          100,227       171,562         171,562       199,012       125,088       125,088      145,102
      26          107,338       191,957         191,957       220,750       139,641       139,641      160,587
      27          114,805       214,569         214,569       242,463       155,719       155,719      175,962
      28          122,645       239,671         239,671       266,035       173,503       173,503      192,588
      29          130,878       267,545         267,545       291,624       193,206       193,206      210,595
      30          139,522       298,534         298,534       319,432       215,085       215,085      230,141
      31          148,598       333,024         333,024       349,675       239,445       239,445      251,418
      32          158,128       371,221         371,221       389,782       266,270       266,270      279,583
      33          168,134       413,516         413,516       434,192       295,792       295,792      310,582
      34          178,641       460,327         460,327       483,343       328,269       328,269      344,682
      35          189,673       512,138         512,138       537,745       363,973       363,973      382,172
      36          201,256       569,442         569,442       597,914       403,196       403,196      423,356
      37          213,419       632,809         632,809       664,450       446,244       446,244      468,556
      38          226,190       702,858         702,858       738,001       493,434       493,434      518,106
      39          239,600       780,239         780,239       819,251       545,097       545,097      572,352
      40          253,680       865,698         865,698       908,983       601,583       601,583      631,662
      41          268,464       960,028         960,028     1,008,030       663,264       663,264      696,427
      42          283,987     1,064,090       1,064,090     1,117,294       730,540       730,540      767,067
      43          300,286     1,178,761       1,178,761     1,237,699       803,834       803,834      844,026
      44          317,400     1,305,091       1,305,091     1,370,346       883,590       883,590      927,769
      45          335,370     1,444,177       1,444,177     1,516,385       970,268       970,268    1,018,782
      46          354,239     1,597,117       1,597,117     1,676,973     1,064,336     1,064,336    1,117,553
      47          374,051     1,767,481       1,767,481     1,838,181     1,169,433     1,169,433    1,216,211
      48          394,853     1,957,745       1,957,745     2,016,477     1,287,466     1,287,466    1,326,090
      49          416,696     2,170,834       2,170,834     2,214,250     1,420,793     1,420,793    1,449,209
      50          439,631     2,410,222       2,410,222     2,434,324     1,572,408     1,572,408    1,588,132
      51          463,712     2,675,563       2,675,563     2,702,319     1,739,407     1,739,407    1,756,802
      52          488,998     2,969,671       2,969,671     2,999,368     1,922,810     1,922,810    1,942,038
      53          515,548     3,295,630       3,295,630     3,328,586     2,122,834     2,122,834    2,144,062
      54          543,425     3,656,847       3,656,847     3,693,415     2,338,337     2,338,337    2,361,720
      55          572,696     4,057,088       4,057,088     4,097,659     2,575,528     2,575,528    2,601,284

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL             Net 1-25      Net 26+
RATE OF RETURN :  Current             0.00%        -1.46%       -1.21%
                  Guaranteed          0.00%        -1.71%       -1.46%
ASSUMED ANNUAL PREMIUM(1) :         $ 2,000


                 PREMIUMS
     END        ACCUMULATED                ASSUMING CURRENT COSTS                     ASSUMING GUARANTEED COSTS
      OF       AT 5% INTEREST   ACCUMULATION       CASH           DEATH       ACCUMULATION      CASH         DEATH
     YEAR         PER YEAR        VALUE (2)      VALUE (2)    BENEFIT (2)(3)    VALUE (2)     VALUE (2)  BENEFIT (2)(3)
     ----         --------        ---------      ---------    --------------    ---------     ---------  --------------
      1              2,100           1,073                        100,000           916                     100,000
      2              4,305           2,291             800        100,000         1,961           470       100,000
      3              6,620           3,652           2,161        100,000         3,134         1,643       100,000
      4              9,051           4,985           3,494        100,000         4,252         2,761       100,000
      5             11,604           6,292           4,801        100,000         5,314         3,823       100,000
      6             14,284           7,579           6,386        100,000         6,317         5,124       100,000
      7             17,098           8,843           7,949        100,000         7,256         6,362       100,000
      8             20,053          10,083           9,487        100,000         8,125         7,529       100,000
      9             23,156          11,302          11,004        100,000         8,919         8,621       100,000
      10            26,414          12,490          12,490        100,000         9,629         9,629       100,000
      11            29,834          13,700          13,700        100,000        10,253        10,253       100,000
      12            33,426          14,869          14,869        100,000        10,784        10,784       100,000
      13            37,197          15,986          15,986        100,000        11,221        11,221       100,000
      14            41,157          17,054          17,054        100,000        11,560        11,560       100,000
      15            45,315          18,069          18,069        100,000        11,793        11,793       100,000
      16            49,681          18,964          18,964        100,000        11,910        11,910       100,000
      17            54,265          19,809          19,809        100,000        11,898        11,898       100,000
      18            59,078          20,588          20,588        100,000        11,740        11,740       100,000
      19            64,132          21,303          21,303        100,000        11,416        11,416       100,000
      20            69,439          21,960          21,960        100,000        10,903        10,903       100,000
      21            75,010          22,536          22,536        100,000        10,181        10,181       100,000
      22            80,861          23,032          23,032        100,000         9,230         9,230       100,000
      23            87,004          23,431          23,431        100,000         8,026         8,026       100,000
      24            93,454          23,746          23,746        100,000         6,545         6,545       100,000
      25           100,227          23,940          23,940        100,000         4,750         4,750       100,000
      26           107,338          24,096          24,096        100,000         2,597         2,597       100,000
      27           114,805          24,104          24,104        100,000
      28           122,645          23,986          23,986        100,000
      29           130,878          23,693          23,693        100,000
      30           139,522          23,224          23,224        100,000
      31           148,598          22,556          22,556        100,000
      32           158,128          21,633          21,633        100,000
      33           168,134          20,445          20,445        100,000
      34           178,641          18,921          18,921        100,000
      35           189,673          17,083          17,083        100,000
      36           201,256          14,803          14,803        100,000
      37           213,419          12,057          12,057        100,000
      38           226,190           8,776           8,776        100,000
      39           239,600           4,812           4,812        100,000
      40           253,680              90              90        100,000
      41           268,464
      42           283,987
      43           300,286
      44           317,400
      45           335,370
      46           354,239
      47           374,051
      48           394,853
      49           416,696
      50           439,631
      51           463,712
      52           488,998
      53           515,548
      54           543,425
      55           572,696

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL                     Net 1-25         Net 26+
RATE OF RETURN :        Current        6.00%            4.54%           4.79%
                        Guaranteed     6.00%            4.29%           4.54%
ASSUMED ANNUAL PREMIUM(1) :          $ 2,000


                  PREMIUMS
    END          ACCUMULATED               ASSUMING CURRENT COSTS                           ASSUMING GUARANTEED COSTS
    OF         AT 5% INTEREST    ACCUMULATION        CASH           DEATH         ACCUMULATION        CASH           DEATH
   YEAR           PER YEAR         VALUE (2)       VALUE (2)    BENEFIT (2)(3)      VALUE (2)       VALUE (2)    BENEFIT (2)(3)
   ----           --------         ---------       ---------    --------------      ---------       ---------    --------------
     1               2,100            1,160                         100,000              998                        100,000
     2               4,305            2,539           1,048         100,000            2,189             698        100,000
     3               6,620            4,148           2,657         100,000            3,582           2,091        100,000
     4               9,051            5,822           4,331         100,000            5,002           3,511        100,000
     5              11,604            7,567           6,076         100,000            6,446           4,955        100,000
     6              14,284            9,392           8,199         100,000            7,914           6,721        100,000
     7              17,098           11,298          10,404         100,000            9,400           8,506        100,000
     8              20,053           13,288          12,692         100,000           10,901          10,305        100,000
     9              23,156           15,369          15,071         100,000           12,411          12,113        100,000
    10              26,414           17,536          17,536         100,000           13,925          13,925        100,000
    11              29,834           19,849          19,849         100,000           15,439          15,439        100,000
    12              33,426           22,250          22,250         100,000           16,950          16,950        100,000
    13              37,197           24,736          24,736         100,000           18,457          18,457        100,000
    14              41,157           27,313          27,313         100,000           19,957          19,957        100,000
    15              45,315           29,988          29,988         100,000           21,447          21,447        100,000
    16              49,681           32,716          32,716         100,000           22,918          22,918        100,000
    17              54,265           35,565          35,565         100,000           24,363          24,363        100,000
    18              59,078           38,530          38,530         100,000           25,769          25,769        100,000
    19              64,132           41,624          41,624         100,000           27,122          27,122        100,000
    20              69,439           44,863          44,863         100,000           28,409          28,409        100,000
    21              75,010           48,242          48,242         100,000           29,620          29,620        100,000
    22              80,861           51,779          51,779         100,000           30,744          30,744        100,000
    23              87,004           55,478          55,478         100,000           31,767          31,767        100,000
    24              93,454           59,367          59,367         100,000           32,675          32,675        100,000
    25             100,227           63,449          63,449         100,000           33,447          33,447        100,000
    26             107,338           67,844          67,844         102,955           34,125          34,125        100,000
    27             114,805           72,391          72,391         107,664           34,599          34,599        100,000
    28             122,645           77,108          77,108         112,456           34,813          34,813        100,000
    29             130,878           81,981          81,981         117,327           34,694          34,694        100,000
    30             139,522           87,021          87,021         122,306           34,165          34,165        100,000
    31             148,598           92,231          92,231         127,409           33,137          33,137        100,000
    32             158,128           97,598          97,598         132,624           31,507          31,507        100,000
    33             168,134          103,134         103,134         137,967           29,152          29,152        100,000
    34             178,641          108,824         108,824         143,411           25,919          25,919        100,000
    35             189,673          114,701         114,701         148,987           21,594          21,594        100,000
    36             201,256          120,736         120,736         154,650           15,880          15,880        100,000
    37             213,419          126,948         126,948         160,429            8,352           8,352        100,000
    38             226,190          133,344         133,344         166,341
    39             239,600          139,909         139,909         172,385
    40             253,680          146,660         146,660         178,607
    41             268,464          153,595         153,595         185,019
    42             283,987          160,712         160,712         191,623
    43             300,286          167,980         167,980         198,372
    44             317,400          175,426         175,426         205,285
    45             335,370          183,058         183,058         212,345
    46             354,239          190,856         190,856         219,499
    47             374,051          198,881         198,881         226,771
    48             394,853          207,170         207,170         234,145
    49             416,696          215,779         215,779         241,610
    50             439,631          224,790         224,790         249,157
    51             463,712          234,270         234,270         256,775
    52             488,998          244,402         244,402         264,601
    53             515,548          255,349         255,349         272,811
    54             543,425          267,282         267,282         281,678
    55             572,696          280,348         280,348         291,562

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL             Net 1-25      Net 26+
RATE OF RETURN :  Current            12.00%        10.54%       10.79%
                  Guaranteed         12.00%        10.29%       10.54%
ASSUMED ANNUAL PREMIUM(1) :         $ 2,000

                    PREMIUMS
     END           ACCUMULATED             ASSUMING CURRENT COSTS                    ASSUMING GUARANTEED COSTS
      OF         AT 5% INTEREST  ACCUMULATION       CASH         DEATH      ACCUMULATION      CASH             DEATH
     YEAR           PER YEAR       VALUE (2)      VALUE (2)  BENEFIT (2)(3)   VALUE (2)     VALUE (2)     BENEFIT (2)(3)
     ----           --------       ---------      ---------  --------------   ---------     ---------     --------------
      1                2,100         1,248                       100,000         1,080                        100,000
      2                4,305         2,799           1,308       100,000         2,428           937          100,000
      3                6,620         4,686           3,195       100,000         4,071         2,580          100,000
      4                9,051         6,766           5,275       100,000         5,851         4,360          100,000
      5               11,604         9,062           7,571       100,000         7,779         6,288          100,000
      6               14,284        11,603          10,410       100,000         9,871         8,678          100,000
      7               17,098        14,413          13,519       100,000        12,138        11,244          100,000
      8               20,053        17,522          16,926       100,000        14,597        14,001          100,000
      9               23,156        20,964          20,666       100,000        17,264        16,966          100,000
      10              26,414        24,768          24,768       100,000        20,159        20,159          100,000
      11              29,834        29,034          29,034       100,000        23,307        23,307          100,000
      12              33,426        33,759          33,759       100,000        26,738        26,738          100,000
      13              37,197        38,995          38,995       100,000        30,489        30,489          100,000
      14              41,157        44,807          44,807       100,000        34,616        34,616          100,000
      15              45,315        51,265          51,265       100,541        39,169        39,169          100,000
      16              49,681        58,362          58,362       111,538        44,204        44,204          100,000
      17              54,265        66,175          66,175       123,293        49,787        49,787          100,000
      18              59,078        74,764          74,764       135,858        55,994        55,994          101,750
      19              64,132        84,209          84,209       149,319        62,776        62,776          111,313
      20              69,439        94,600          94,600       163,776        70,116        70,116          121,389
      21              75,010       106,012         106,012       179,297        78,054        78,054          132,012
      22              80,861       118,548         118,548       195,990        86,632        86,632          143,224
      23              87,004       132,301         132,301       213,929        95,898        95,898          155,065
      24              93,454       147,410         147,410       233,254       105,903       105,903          167,576
      25             100,227       163,967         163,967       254,023       116,700       116,700          180,794
      26             107,338       182,336         182,336       276,700       128,485       128,485          194,980
      27             114,805       202,463         202,463       301,114       141,178       141,178          209,968
      28             122,645       224,559         224,559       327,505       154,821       154,821          225,796
      29             130,878       248,758         248,758       356,010       169,450       169,450          242,508
      30             139,522       275,275         275,275       386,893       185,107       185,107          260,164
      31             148,598       304,316         304,316       420,387       201,845       201,845          278,832
      32             158,128       336,060         336,060       456,667       219,727       219,727          298,584
      33             168,134       370,777         370,777       496,005       238,832       238,832          319,497
      34             178,641       408,670         408,670       538,554       259,251       259,251          341,646
      35             189,673       450,128         450,128       584,678       281,072       281,072          365,089
      36             201,256       495,344         495,344       634,485       304,370       304,370          389,867
      37             213,419       544,715         544,715       688,378       329,207       329,207          416,032
      38             226,190       598,626         598,626       746,758       355,619       355,619          443,618
      39             239,600       657,387         657,387       809,979       383,629       383,629          472,677
      40             253,680       721,491         721,491       878,653       413,277       413,277          503,301
      41             268,464       791,378         791,378       953,286       444,622       444,622          535,587
      42             283,987       867,520         867,520     1,034,372       477,755       477,755          569,642
      43             300,286       950,263         950,263     1,122,190       512,787       512,787          605,563
      44             317,400     1,040,306       1,040,306     1,217,372       549,859       549,859          643,448
      45             335,370     1,138,298       1,138,298     1,320,416       589,136       589,136          683,392
      46             354,239     1,244,776       1,244,776     1,431,585       630,816       630,816          725,485
      47             374,051     1,360,832       1,360,832     1,551,663       675,137       675,137          769,812
      48             394,853     1,487,546       1,487,546     1,681,234       722,379       722,379          816,437
      49             416,696     1,626,255       1,626,255     1,820,932       772,865       772,865          865,383
      50             439,631     1,778,656       1,778,656     1,971,463       826,793       826,793          916,417
      51             463,712     1,946,560       1,946,560     2,133,555       884,045       884,045          968,970
      52             488,998     2,132,990       2,132,990     2,309,279       943,688       943,688        1,021,683
      53             515,548     2,341,267       2,341,267     2,501,372     1,002,750     1,002,750        1,071,322
      54             543,425     2,575,240       2,575,240     2,713,950     1,058,176     1,058,176        1,115,173
      55             572,696     2,839,091       2,839,091     2,952,654     1,132,142     1,132,142        1,177,428

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II
GUIDELINE PREMIUM TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL                      Net 1-25         Net 26+
RATE OF RETURN :   Current               0.00%          -1.46%           -1.21%
                   Guaranteed            0.00%          -1.71%           -1.46%
ASSUMED ANNUAL PREMIUM(1) :            $ 2,000


                PREMIUMS
       END     ACCUMULATED                   ASSUMING CURRENT COSTS                         ASSUMING GUARANTEED COSTS
       OF     AT 5% INTEREST   ACCUMULATION           CASH            DEATH         ACCUMULATION        CASH         DEATH
      YEAR      PER YEAR        VALUE (2)           VALUE (2)     BENEFIT (2)(3)     VALUE (2)        VALUE (2)  BENEFIT (2)(3)
      ----      --------        ---------           ---------     --------------     ---------        ---------  --------------
        1          2,100           1,069                             101,069              909                      100,909
        2          4,305           2,279                788          102,279            1,944             453      101,944
        3          6,620           3,627              2,136          103,627            3,098           1,607      103,098
        4          9,051           4,942              3,451          104,942            4,191           2,700      104,191
        5         11,604           6,225              4,734          106,225            5,218           3,727      105,218
        6         14,284           7,484              6,291          107,484            6,178           4,985      106,178
        7         17,098           8,714              7,820          108,714            7,063           6,169      107,063
        8         20,053           9,916              9,320          109,916            7,867           7,271      107,867
        9         23,156          11,090             10,792          111,090            8,583           8,285      108,583
       10         26,414          12,228             12,228          112,228            9,202           9,202      109,202
       11         29,834          13,378             13,378          113,378            9,719           9,719      109,719
       12         33,426          14,478             14,478          114,478           10,129          10,129      110,129
       13         37,197          15,514             15,514          115,514           10,429          10,429      110,429
       14         41,157          16,488             16,488          116,488           10,613          10,613      110,613
       15         45,315          17,394             17,394          117,394           10,676          10,676      110,676
       16         49,681          18,148             18,148          118,148           10,607          10,607      110,607
       17         54,265          18,838             18,838          118,838           10,391          10,391      110,391
       18         59,078          19,439             19,439          119,439           10,014          10,014      110,014
       19         64,132          19,957             19,957          119,957            9,454           9,454      109,454
       20         69,439          20,396             20,396          120,396            8,693           8,693      108,693
       21         75,010          20,727             20,727          120,727            7,714           7,714      107,714
       22         80,861          20,953             20,953          120,953            6,504           6,504      106,504
       23         87,004          21,047             21,047          121,047            5,052           5,052      105,052
       24         93,454          21,031             21,031          121,031            3,342           3,342      103,342
       25        100,227          20,855             20,855          120,855            1,356           1,356      101,356
       26        107,338          20,601             20,601          120,601
       27        114,805          20,152             20,152          120,152
       28        122,645          19,543             19,543          119,543
       29        130,878          18,711             18,711          118,711
       30        139,522          17,663             17,663          117,663
       31        148,598          16,378             16,378          116,378
       32        158,128          14,795             14,795          114,795
       33        168,134          12,919             12,919          112,919
       34        178,641          10,681             10,681          110,681
       35        189,673           8,140              8,140          108,140
       36        201,256           5,172              5,172          105,172
       37        213,419           1,797              1,797          101,797
       38        226,190
       39        239,600
       40        253,680
       41        268,464
       42        283,987
       43        300,286
       44        317,400
       45        335,370
       46        354,239
       47        374,051
       48        394,853
       49        416,696
       50        439,631
       51        463,712
       52        488,998
       53        515,548
       54        543,425
       55        572,696

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II
GUIDELINE PREMIUM TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL                Net 1-25       Net 26+
RATE OF RETURN :  Current                6.00%         4.54%         4.79%
                  Guaranteed             6.00%         4.29%         4.54%
ASSUMED ANNUAL PREMIUM(1) :            $ 2,000

                     PREMIUMS
     END            ACCUMULATED            ASSUMING CURRENT COSTS                     ASSUMING GUARANTEED COSTS
      OF          AT 5% INTEREST ACCUMULATION       CASH             DEATH      ACCUMULATION     CASH          DEATH
     YEAR            PER YEAR      VALUE (2)      VALUE (2)      BENEFIT (2)(3)   VALUE (2)     VALUE (2)   BENEFIT (2)(3)
     ----            --------      ---------      ---------      --------------   ---------     ---------   --------------
      1                2,100         1,155                           101,155          991                      100,991
      2                4,305         2,526           1,035           102,526        2,170           679        102,170
      3                6,620         4,119           2,628           104,119        3,541         2,050        103,541
      4                9,051         5,770           4,279           105,770        4,928         3,437        104,928
      5               11,604         7,484           5,993           107,484        6,326         4,835        106,326
      6               14,284         9,269           8,076           109,269        7,734         6,541        107,734
      7               17,098        11,125          10,231           111,125        9,140         8,246        109,140
      8               20,053        13,055          12,459           113,055       10,540         9,944        110,540
      9               23,156        15,062          14,764           115,062       11,922        11,624        111,922
      10              26,414        17,140          17,140           117,140       13,276        13,276        113,276
      11              29,834        19,343          19,343           119,343       14,595        14,595        114,595
      12              33,426        21,613          21,613           121,613       15,868        15,868        115,868
      13              37,197        23,936          23,936           123,936       17,089        17,089        117,089
      14              41,157        26,316          26,316           126,316       18,249        18,249        118,249
      15              45,315        28,748          28,748           128,748       19,337        19,337        119,337
      16              49,681        31,158          31,158           131,158       20,336        20,336        120,336
      17              54,265        33,632          33,632           133,632       21,226        21,226        121,226
      18              59,078        36,148          36,148           136,148       21,983        21,983        121,983
      19              64,132        38,711          38,711           138,711       22,577        22,577        122,577
      20              69,439        41,328          41,328           141,328       22,980        22,980        122,980
      21              75,010        43,969          43,969           143,969       23,162        23,162        123,162
      22              80,861        46,637          46,637           146,637       23,096        23,096        123,096
      23              87,004        49,306          49,306           149,306       22,755        22,755        122,755
      24              93,454        51,993          51,993           151,993       22,109        22,109        122,109
      25             100,227        54,650          54,650           154,650       21,120        21,120        121,120
      26             107,338        57,394          57,394           157,394       19,786        19,786        119,786
      27             114,805        60,073          60,073           160,073       17,986        17,986        117,986
      28             122,645        62,716          62,716           162,716       15,637        15,637        115,637
      29             130,878        65,256          65,256           165,256       12,642        12,642        112,642
      30             139,522        67,691          67,691           167,691        8,908         8,908        108,908
      31             148,598        69,991          69,991           169,991        4,348         4,348        104,348
      32             158,128        72,085          72,085           172,085
      33             168,134        73,964          73,964           173,964
      34             178,641        75,541          75,541           175,541
      35             189,673        76,858          76,858           176,858
      36             201,256        77,771          77,771           177,771
      37             213,419        78,275          78,275           178,275
      38             226,190        78,320          78,320           178,320
      39             239,600        77,782          77,782           177,782
      40             253,680        76,639          76,639           176,639
      41             268,464        74,803          74,803           174,803
      42             283,987        72,180          72,180           172,180
      43             300,286        68,568          68,568           168,568
      44             317,400        63,946          63,946           163,946
      45             335,370        58,213          58,213           158,213
      46             354,239        51,144          51,144           151,144
      47             374,051        42,751          42,751           142,751
      48             394,853        32,928          32,928           132,928
      49             416,696        21,562          21,562           121,562
      50             439,631         8,542           8,542           108,542
      51             463,712
      52             488,998
      53             515,548
      54             543,425
      55             572,696

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II
GUIDELINE PREMIUM TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL             Net 1-25      Net 26+
RATE OF RETURN :  Current            12.00%        10.54%       10.79%
                  Guaranteed         12.00%        10.29%       10.54%
ASSUMED ANNUAL PREMIUM(1) :         $ 2,000

                    PREMIUMS
     END           ACCUMULATED             ASSUMING CURRENT COSTS                     ASSUMING GUARANTEED COSTS
      OF         AT 5% INTEREST  ACCUMULATION       CASH          DEATH      ACCUMULATION      CASH         DEATH
     YEAR           PER YEAR       VALUE (2)      VALUE (2)   BENEFIT (2)(3)   VALUE (2)     VALUE (2)   BENEFIT (2)(3)
     ----           --------       ---------      ---------   --------------   ---------     ---------   --------------
      1                2,100         1,243                       101,243         1,073                      101,073
      2                4,305         2,784           1,293       102,784         2,407           916        102,407
      3                6,620         4,653           3,162       104,653         4,024         2,533        104,024
      4                9,051         6,704           5,213       106,704         5,763         4,272        105,763
      5               11,604         8,959           7,468       108,959         7,631         6,140        107,631
      6               14,284        11,445          10,252       111,445         9,639         8,446        109,639
      7               17,098        14,183          13,289       114,183        11,790        10,896        111,790
      8               20,053        17,198          16,602       117,198        14,094        13,498        114,094
      9               23,156        20,520          20,222       120,520        16,555        16,257        116,555
      10              26,414        24,172          24,172       124,172        19,179        19,179        119,179
      11              29,834        28,243          28,243       128,243        21,976        21,976        121,976
      12              33,426        32,715          32,715       132,715        24,956        24,956        124,956
      13              37,197        37,626          37,626       137,626        28,133        28,133        128,133
      14              41,157        43,026          43,026       143,026        31,528        31,528        131,528
      15              45,315        48,962          48,962       148,962        35,160        35,160        135,160
      16              49,681        55,400          55,400       155,400        39,042        39,042        139,042
      17              54,265        62,488          62,488       162,488        43,184        43,184        143,184
      18              59,078        70,269          70,269       170,269        47,593        47,593        147,593
      19              64,132        78,825          78,825       178,825        52,274        52,274        152,274
      20              69,439        88,243          88,243       188,243        57,232        57,232        157,232
      21              75,010        98,586          98,586       198,586        62,477        62,477        162,477
      22              80,861       109,956         109,956       209,956        68,022        68,022        168,022
      23              87,004       122,437         122,437       222,437        73,880        73,880        173,880
      24              93,454       136,171         136,171       236,171        80,068        80,068        180,068
      25             100,227       151,243         151,243       251,243        86,595        86,595        186,595
      26             107,338       168,007         168,007       268,007        93,578        93,578        193,578
      27             114,805       186,416         186,416       286,416       100,899       100,899        200,899
      28             122,645       206,686         206,686       306,686       108,533       108,533        208,533
      29             130,878       228,955         228,955       328,955       116,439       116,439        216,439
      30             139,522       253,449         253,449       353,449       124,582       124,582        224,582
      31             148,598       280,389         280,389       380,389       132,933       132,933        232,933
      32             158,128       309,979         309,979       409,979       141,472       141,472        241,472
      33             168,134       342,515         342,515       442,515       150,185       150,185        250,185
      34             178,641       378,247         378,247       478,247       159,064       159,064        259,064
      35             189,673       417,587         417,587       517,587       168,078       168,078        268,078
      36             201,256       460,803         460,803       560,803       177,161       177,161        277,161
      37             213,419       508,339         508,339       608,339       186,211       186,211        286,211
      38             226,190       560,649         560,649       660,649       195,079       195,079        295,079
      39             239,600       618,157         618,157       718,157       203,582       203,582        303,582
      40             253,680       681,451         681,451       781,451       211,542       211,542        311,542
      41             268,464       751,116         751,116       851,116       218,790       218,790        318,790
      42             283,987       827,802         827,802       927,802       225,167       225,167        325,167
      43             300,286       912,128         912,128     1,012,128       230,509       230,509        330,509
      44             317,400     1,004,976       1,004,976     1,104,976       234,639       234,639        334,639
      45             335,370     1,107,247       1,107,247     1,207,247       237,352       237,352        337,352
      46             354,239     1,219,822       1,219,822     1,319,822       238,395       238,395        338,395
      47             374,051     1,343,937       1,343,937     1,443,937       237,445       237,445        337,445
      48             394,853     1,480,840       1,480,840     1,580,840       234,055       234,055        334,055
      49             416,696     1,631,922       1,631,922     1,731,922       227,583       227,583        327,583
      50             439,631     1,798,726       1,798,726     1,898,726       216,831       216,831        316,831
      51             463,712     1,982,780       1,982,780     2,082,780       199,551       199,551        299,551
      52             488,998     2,186,151       2,186,151     2,286,151       171,148       171,148        271,148
      53             515,548     2,410,956       2,410,956     2,510,956       121,055       121,055        221,055
      54             543,425     2,659,555       2,659,555     2,759,555        31,005        31,005        131,005
      55             572,696     2,934,570       2,934,570     3,034,570

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL             Net 1-25      Net 26+
RATE OF RETURN :  Current             0.00%        -1.46%       -1.21%
                  Guaranteed          0.00%        -1.71%       -1.46%
ASSUMED ANNUAL PREMIUM(1) :         $ 2,000

                     PREMIUMS
     END            ACCUMULATED                   ASSUMING CURRENT COSTS            ASSUMING GUARANTEED COSTS
      OF         AT 5% INTEREST  ACCUMULATION       CASH          DEATH      ACCUMULATION      CASH         DEATH
     YEAR            PER YEAR      VALUE (2)      VALUE (2)   BENEFIT (2)(3)   VALUE (2)     VALUE (2)   BENEFIT (2)(3)
     ----            --------      ---------      ---------   --------------   ---------     ---------   --------------
      1                2,100         1,069                       101,069           909                      100,909
      2                4,305         2,279             788       102,279         1,944           453        101,944
      3                6,620         3,627           2,136       103,627         3,098         1,607        103,098
      4                9,051         4,942           3,451       104,942         4,191         2,700        104,191
      5               11,604         6,225           4,734       106,225         5,218         3,727        105,218
      6               14,284         7,484           6,291       107,484         6,178         4,985        106,178
      7               17,098         8,714           7,820       108,714         7,063         6,169        107,063
      8               20,053         9,916           9,320       109,916         7,867         7,271        107,867
      9               23,156        11,090          10,792       111,090         8,583         8,285        108,583
      10              26,414        12,228          12,228       112,228         9,202         9,202        109,202
      11              29,834        13,378          13,378       113,378         9,719         9,719        109,719
      12              33,426        14,478          14,478       114,478        10,129        10,129        110,129
      13              37,197        15,514          15,514       115,514        10,429        10,429        110,429
      14              41,157        16,488          16,488       116,488        10,613        10,613        110,613
      15              45,315        17,394          17,394       117,394        10,676        10,676        110,676
      16              49,681        18,148          18,148       118,148        10,607        10,607        110,607
      17              54,265        18,838          18,838       118,838        10,391        10,391        110,391
      18              59,078        19,439          19,439       119,439        10,014        10,014        110,014
      19              64,132        19,957          19,957       119,957         9,454         9,454        109,454
      20              69,439        20,396          20,396       120,396         8,693         8,693        108,693
      21              75,010        20,727          20,727       120,727         7,714         7,714        107,714
      22              80,861        20,953          20,953       120,953         6,504         6,504        106,504
      23              87,004        21,047          21,047       121,047         5,052         5,052        105,052
      24              93,454        21,031          21,031       121,031         3,342         3,342        103,342
      25             100,227        20,855          20,855       120,855         1,356         1,356        101,356
      26             107,338        20,601          20,601       120,601
      27             114,805        20,152          20,152       120,152
      28             122,645        19,543          19,543       119,543
      29             130,878        18,711          18,711       118,711
      30             139,522        17,663          17,663       117,663
      31             148,598        16,378          16,378       116,378
      32             158,128        14,795          14,795       114,795
      33             168,134        12,919          12,919       112,919
      34             178,641        10,681          10,681       110,681
      35             189,673         8,140           8,140       108,140
      36             201,256         5,172           5,172       105,172
      37             213,419         1,797           1,797       101,797
      38             226,190
      39             239,600
      40             253,680
      41             268,464
      42             283,987
      43             300,286
      44             317,400
      45             335,370
      46             354,239
      47             374,051
      48             394,853
      49             416,696
      50             439,631
      51             463,712
      52             488,998
      53             515,548
      54             543,425
      55             572,696

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL             Net 1-25      Net 26+
RATE OF RETURN :  Current             6.00%         4.54%        4.79%
                  Guaranteed          6.00%         4.29%        4.54%
ASSUMED ANNUAL PREMIUM(1) :         $ 2,000

                  PREMIUMS
     END         ACCUMULATED               ASSUMING CURRENT COSTS                   ASSUMING GUARANTEED COSTS
      OF       AT 5% INTEREST    ACCUMULATION       CASH          DEATH      ACCUMULATION      CASH         DEATH
     YEAR         PER YEAR         VALUE (2)      VALUE (2)   BENEFIT (2)(3)   VALUE (2)     VALUE (2)   BENEFIT (2)(3)
     ----         --------         ---------      ---------   --------------   ---------     ---------   --------------
      1             2,100            1,155                       101,155           991                      100,991
      2             4,305            2,526           1,035       102,526         2,170           679        102,170
      3             6,620            4,119           2,628       104,119         3,541         2,050        103,541
      4             9,051            5,770           4,279       105,770         4,928         3,437        104,928
      5            11,604            7,484           5,993       107,484         6,326         4,835        106,326
      6            14,284            9,269           8,076       109,269         7,734         6,541        107,734
      7            17,098           11,125          10,231       111,125         9,140         8,246        109,140
      8            20,053           13,055          12,459       113,055        10,540         9,944        110,540
      9            23,156           15,062          14,764       115,062        11,922        11,624        111,922
      10           26,414           17,140          17,140       117,140        13,276        13,276        113,276
      11           29,834           19,343          19,343       119,343        14,595        14,595        114,595
      12           33,426           21,613          21,613       121,613        15,868        15,868        115,868
      13           37,197           23,936          23,936       123,936        17,089        17,089        117,089
      14           41,157           26,316          26,316       126,316        18,249        18,249        118,249
      15           45,315           28,748          28,748       128,748        19,337        19,337        119,337
      16           49,681           31,158          31,158       131,158        20,336        20,336        120,336
      17           54,265           33,632          33,632       133,632        21,226        21,226        121,226
      18           59,078           36,148          36,148       136,148        21,983        21,983        121,983
      19           64,132           38,711          38,711       138,711        22,577        22,577        122,577
      20           69,439           41,328          41,328       141,328        22,980        22,980        122,980
      21           75,010           43,969          43,969       143,969        23,162        23,162        123,162
      22           80,861           46,637          46,637       146,637        23,096        23,096        123,096
      23           87,004           49,306          49,306       149,306        22,755        22,755        122,755
      24           93,454           51,993          51,993       151,993        22,109        22,109        122,109
      25          100,227           54,650          54,650       154,650        21,120        21,120        121,120
      26          107,338           57,394          57,394       157,394        19,786        19,786        119,786
      27          114,805           60,073          60,073       160,073        17,986        17,986        117,986
      28          122,645           62,716          62,716       162,716        15,637        15,637        115,637
      29          130,878           65,256          65,256       165,256        12,642        12,642        112,642
      30          139,522           67,691          67,691       167,691         8,908         8,908        108,908
      31          148,598           69,991          69,991       169,991         4,348         4,348        104,348
      32          158,128           72,085          72,085       172,085
      33          168,134           73,964          73,964       173,964
      34          178,641           75,541          75,541       175,541
      35          189,673           76,858          76,858       176,858
      36          201,256           77,771          77,771       177,771
      37          213,419           78,275          78,275       178,275
      38          226,190           78,320          78,320       178,320
      39          239,600           77,782          77,782       177,782
      40          253,680           76,639          76,639       176,639
      41          268,464           74,803          74,803       174,803
      42          283,987           72,180          72,180       172,180
      43          300,286           68,568          68,568       168,568
      44          317,400           63,946          63,946       163,946
      45          335,370           58,213          58,213       158,213
      46          354,239           51,144          51,144       151,144
      47          374,051           42,751          42,751       142,751
      48          394,853           32,928          32,928       132,928
      49          416,696           21,562          21,562       121,562
      50          439,631            8,542           8,542       108,542
      51          463,712
      52          488,998
      53          515,548
      54          543,425
      55          572,696

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL             Net 1-25      Net 26+
RATE OF RETURN :  Current            12.00%        10.54%       10.79%
                  Guaranteed         12.00%        10.29%       10.54%
ASSUMED ANNUAL PREMIUM(1) :         $ 2,000

                    PREMIUMS
     END           ACCUMULATED             ASSUMING CURRENT COSTS                    ASSUMING GUARANTEED COSTS
      OF         AT 5% INTEREST  ACCUMULATION       CASH          DEATH      ACCUMULATION      CASH           DEATH
     YEAR           PER YEAR       VALUE (2)      VALUE (2)   BENEFIT (2)(3)   VALUE (2)     VALUE (2)    BENEFIT (2)(3)
     ----           --------       ---------      ---------   --------------   ---------     ---------    --------------
      1                2,100         1,243                       101,243         1,073                       101,073
      2                4,305         2,784           1,293       102,784         2,407           916         102,407
      3                6,620         4,653           3,162       104,653         4,024         2,533         104,024
      4                9,051         6,704           5,213       106,704         5,763         4,272         105,763
      5               11,604         8,959           7,468       108,959         7,631         6,140         107,631
      6               14,284        11,445          10,252       111,445         9,639         8,446         109,639
      7               17,098        14,183          13,289       114,183        11,790        10,896         111,790
      8               20,053        17,198          16,602       117,198        14,094        13,498         114,094
      9               23,156        20,520          20,222       120,520        16,555        16,257         116,555
      10              26,414        24,172          24,172       124,172        19,179        19,179         119,179
      11              29,834        28,243          28,243       128,243        21,976        21,976         121,976
      12              33,426        32,715          32,715       132,715        24,956        24,956         124,956
      13              37,197        37,626          37,626       137,626        28,133        28,133         128,133
      14              41,157        43,026          43,026       143,026        31,528        31,528         131,528
      15              45,315        48,962          48,962       148,962        35,160        35,160         135,160
      16              49,681        55,400          55,400       155,400        39,042        39,042         139,042
      17              54,265        62,488          62,488       162,488        43,184        43,184         143,184
      18              59,078        70,269          70,269       170,269        47,593        47,593         147,593
      19              64,132        78,825          78,825       178,825        52,274        52,274         152,274
      20              69,439        88,243          88,243       188,243        57,232        57,232         157,232
      21              75,010        98,586          98,586       198,586        62,477        62,477         162,477
      22              80,861       109,956         109,956       209,956        68,022        68,022         168,022
      23              87,004       122,437         122,437       222,437        73,880        73,880         173,880
      24              93,454       136,171         136,171       236,171        80,068        80,068         180,068
      25             100,227       151,243         151,243       251,243        86,595        86,595         186,595
      26             107,338       168,007         168,007       268,007        93,578        93,578         193,578
      27             114,805       186,416         186,416       286,416       100,899       100,899         200,899
      28             122,645       206,686         206,686       306,686       108,533       108,533         208,533
      29             130,878       228,955         228,955       328,955       116,439       116,439         216,439
      30             139,522       253,441         253,441       356,207       124,582       124,582         224,582
      31             148,598       280,316         280,316       387,233       132,933       132,933         232,933
      32             158,128       309,707         309,707       420,857       141,472       141,472         241,472
      33             168,134       341,852         341,852       457,311       150,185       150,185         250,185
      34             178,641       376,938         376,938       496,737       159,064       159,064         259,064
      35             189,673       415,326         415,326       539,473       168,078       168,078         268,078
      36             201,256       457,193         457,193       585,618       177,161       177,161         277,161
      37             213,419       502,909         502,909       635,546       186,211       186,211         286,211
      38             226,190       552,829         552,829       689,628       195,079       195,079         295,079
      39             239,600       607,240         607,240       748,192       203,582       203,582         303,582
      40             253,680       666,600         666,600       811,805       211,542       211,542         311,542
      41             268,464       731,314         731,314       880,934       218,790       218,790         318,790
      42             283,987       801,822         801,822       956,038       225,167       225,167         325,167
      43             300,286       878,443         878,443     1,037,376       230,509       230,509         330,509
      44             317,400       961,824         961,824     1,125,533       234,639       234,639         334,639
      45             335,370     1,052,568       1,052,568     1,220,969       237,352       237,352         337,352
      46             354,239     1,151,169       1,151,169     1,323,930       238,395       238,395         338,395
      47             374,051     1,258,641       1,258,641     1,435,141       237,445       237,445         337,445
      48             394,853     1,375,983       1,375,983     1,555,144       234,055       234,055         334,055
      49             416,696     1,504,431       1,504,431     1,684,524       227,583       227,583         327,583
      50             439,631     1,645,558       1,645,558     1,823,937       216,831       216,831         316,831
      51             463,712     1,801,040       1,801,040     1,974,056       199,551       199,551         299,551
      52             488,998     1,973,676       1,973,676     2,136,798       171,148       171,148         271,148
      53             515,548     2,166,539       2,166,539     2,314,695       121,055       121,055         221,055
      54             543,425     2,383,194       2,383,194     2,511,560        31,005        31,005         131,005
      55             572,696     2,627,199       2,627,199     2,732,287

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION III
GUIDELINE PREMIUM TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL             Net 1-25      Net 26+
RATE OF RETURN :  Current             0.00%        -1.46%       -1.21%
                  Guaranteed          0.00%        -1.71%       -1.46%
ASSUMED ANNUAL PREMIUM(1) :         $ 2,000

                    PREMIUMS
     END           ACCUMULATED             ASSUMING CURRENT COSTS                   ASSUMING GUARANTEED COSTS
      OF         AT 5% INTEREST  ACCUMULATION       CASH          DEATH      ACCUMULATION      CASH          DEATH
     YEAR           PER YEAR       VALUE (2)      VALUE (2)   BENEFIT (2)(3)   VALUE (2)     VALUE (2)   BENEFIT (2)(3)
     ----           --------       ---------      ---------   --------------   ---------     ---------   --------------
      1                2,100         1,067                       102,000           907                      102,000
      2                4,305         2,273             782       104,000         1,933           442        104,000
      3                6,620         3,614           2,123       106,000         3,074         1,583        106,000
      4                9,051         4,919           3,428       108,000         4,147         2,656        108,000
      5               11,604         6,190           4,699       110,000         5,149         3,658        110,000
      6               14,284         7,434           6,241       112,000         6,074         4,881        112,000
      7               17,098         8,646           7,752       114,000         6,913         6,019        114,000
      8               20,053         9,826           9,230       116,000         7,659         7,063        116,000
      9               23,156        10,975          10,677       118,000         8,300         8,002        118,000
      10              26,414        12,083          12,083       120,000         8,824         8,824        120,000
      11              29,834        13,198          13,198       122,000         9,223         9,223        122,000
      12              33,426        14,255          14,255       124,000         9,486         9,486        124,000
      13              37,197        15,240          15,240       126,000         9,605         9,605        126,000
      14              41,157        16,152          16,152       128,000         9,568         9,568        128,000
      15              45,315        16,985          16,985       130,000         9,361         9,361        130,000
      16              49,681        17,640          17,640       132,000         8,965         8,965        132,000
      17              54,265        18,212          18,212       134,000         8,352         8,352        134,000
      18              59,078        18,674          18,674       136,000         7,491         7,491        136,000
      19              64,132        19,026          19,026       138,000         6,342         6,342        138,000
      20              69,439        19,270          19,270       140,000         4,863         4,863        140,000
      21              75,010        19,369          19,369       142,000         3,008         3,008        142,000
      22              80,861        19,319          19,319       144,000           732           732        144,000
      23              87,004        19,082          19,082       146,000
      24              93,454        18,676          18,676       148,000
      25             100,227        18,031          18,031       150,000
      26             107,338        17,216          17,216       152,000
      27             114,805        16,088          16,088       154,000
      28             122,645        14,678          14,678       156,000
      29             130,878        12,879          12,879       158,000
      30             139,522        10,675          10,675       160,000
      31             148,598         8,001           8,001       162,000
      32             158,128         4,729           4,729       164,000
      33             168,134           815             815       166,000
      34             178,641
      35             189,673
      36             201,256
      37             213,419
      38             226,190
      39             239,600
      40             253,680
      41             268,464
      42             283,987
      43             300,286
      44             317,400
      45             335,370
      46             354,239
      47             374,051
      48             394,853
      49             416,696
      50             439,631
      51             463,712
      52             488,998
      53             515,548
      54             543,425
      55             572,696

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION III
GUIDELINE PREMIUM TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL                Net 1-25       Net 26+
RATE OF RETURN :  Current                6.00%         4.54%         4.79%
                  Guaranteed             6.00%         4.29%         4.54%
ASSUMED ANNUAL PREMIUM(1) :            $ 2,000

                    PREMIUMS
     END           ACCUMULATED              ASSUMING CURRENT COSTS                     ASSUMING GUARANTEED COSTS
      OF        AT 5% INTEREST   ACCUMULATION       CASH            DEATH       ACCUMULATION     CASH          DEATH
     YEAR           PER YEAR       VALUE (2)      VALUE (2)     BENEFIT (2)(3)    VALUE (2)    VALUE (2)   BENEFIT (2)(3)
     ----           --------       ---------      ---------     --------------    ---------    ---------   --------------
      1                2,100         1,154                         102,000            988                      102,000
      2                4,305         2,520           1,029         104,000          2,159           668        104,000
      3                6,620         4,107           2,616         106,000          3,518         2,027        106,000
      4                9,051         5,750           4,259         108,000          4,888         3,397        108,000
      5               11,604         7,453           5,962         110,000          6,262         4,771        110,000
      6               14,284         9,227           8,034         112,000          7,638         6,445        112,000
      7               17,098        11,070          10,176         114,000          9,006         8,112        114,000
      8               20,053        12,984          12,388         116,000         10,356         9,760        116,000
      9               23,156        14,975          14,677         118,000         11,676        11,378        118,000
      10              26,414        17,036          17,036         120,000         12,954        12,954        120,000
      11              29,834        19,221          19,221         122,000         14,178        14,178        122,000
      12              33,426        21,472          21,472         124,000         15,336        15,336        124,000
      13              37,197        23,775          23,775         126,000         16,417        16,417        126,000
      14              41,157        26,135          26,135         128,000         17,407        17,407        128,000
      15              45,315        28,548          28,548         130,000         18,289        18,289        130,000
      16              49,681        30,938          30,938         132,000         19,038        19,038        132,000
      17              54,265        33,393          33,393         134,000         19,625        19,625        134,000
      18              59,078        35,892          35,892         136,000         20,013        20,013        136,000
      19              64,132        38,444          38,444         138,000         20,155        20,155        138,000
      20              69,439        41,054          41,054         140,000         20,002        20,002        140,000
      21              75,010        43,698          43,698         142,000         19,499        19,499        142,000
      22              80,861        46,378          46,378         144,000         18,587        18,587        144,000
      23              87,004        49,071          49,071         146,000         17,199        17,199        146,000
      24              93,454        51,798          51,798         148,000         15,258        15,258        148,000
      25             100,227        54,515          54,515         150,000         12,661        12,661        150,000
      26             107,338        57,341          57,341         152,000          9,299         9,299        152,000
      27             114,805        60,133          60,133         154,000          4,955         4,955        154,000
      28             122,645        62,922          62,922         156,000
      29             130,878        65,649          65,649         158,000
      30             139,522        68,316          68,316         160,000
      31             148,598        70,900          70,900         162,000
      32             158,128        73,335          73,335         164,000
      33             168,134        75,616          75,616         166,000
      34             178,641        77,659          77,659         168,000
      35             189,673        79,496          79,496         170,000
      36             201,256        80,986          80,986         172,000
      37             213,419        82,101          82,101         174,000
      38             226,190        82,769          82,769         176,000
      39             239,600        82,827          82,827         178,000
      40             253,680        82,188          82,188         180,000
      41             268,464        80,677          80,677         182,000
      42             283,987        78,070          78,070         184,000
      43             300,286        73,966          73,966         186,000
      44             317,400        68,072          68,072         188,000
      45             335,370        59,903          59,903         190,000
      46             354,239        48,651          48,651         192,000
      47             374,051        33,604          33,604         194,000
      48             394,853        13,622          13,622         196,000
      49             416,696
      50             439,631
      51             463,712
      52             488,998
      53             515,548
      54             543,425
      55             572,696

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION III
GUIDELINE PREMIUM TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL             Net 1-25      Net 26+
RATE OF RETURN :  Current            12.00%        10.54%       10.79%
                  Guaranteed         12.00%        10.29%       10.54%
ASSUMED ANNUAL PREMIUM(1) :         $ 2,000

                    PREMIUMS
     END           ACCUMULATED            ASSUMING CURRENT COSTS                      ASSUMING GUARANTEED COSTS
      OF         AT 5% INTEREST  ACCUMULATION       CASH          DEATH      ACCUMULATION      CASH            DEATH
     YEAR           PER YEAR       VALUE (2)      VALUE (2)   BENEFIT (2)(3)   VALUE (2)     VALUE (2)     BENEFIT (2)(3)
     ----           --------       ---------      ---------   --------------   ---------     ---------     --------------
      1                2,100         1,241                       102,000         1,071                        102,000
      2                4,305         2,778           1,287       104,000         2,397           906          104,000
      3                6,620         4,642           3,151       106,000         4,003         2,512          106,000
      4                9,051         6,687           5,196       108,000         5,726         4,235          108,000
      5               11,604         8,935           7,444       110,000         7,575         6,084          110,000
      6               14,284        11,415          10,222       112,000         9,559         8,366          112,000
      7               17,098        14,149          13,255       114,000        11,683        10,789          114,000
      8               20,053        17,162          16,566       116,000        13,956        13,360          116,000
      9               23,156        20,487          20,189       118,000        16,385        16,087          118,000
      10              26,414        24,150          24,150       120,000        18,977        18,977          120,000
      11              29,834        28,242          28,242       122,000        21,746        21,746          122,000
      12              33,426        32,752          32,752       124,000        24,703        24,703          124,000
      13              37,197        37,724          37,724       126,000        27,869        27,869          126,000
      14              41,157        43,216          43,216       128,000        31,270        31,270          128,000
      15              45,315        49,286          49,286       130,000        34,936        34,936          130,000
      16              49,681        55,934          55,934       132,000        38,891        38,891          132,000
      17              54,265        63,311          63,311       134,000        43,162        43,162          134,000
      18              59,078        71,490          71,490       136,000        47,777        47,777          136,000
      19              64,132        80,580          80,580       138,000        52,769        52,769          138,000
      20              69,439        90,705          90,705       140,000        58,180        58,180          140,000
      21              75,010       101,989         101,989       142,000        64,063        64,063          142,000
      22              80,861       114,592         114,592       144,000        70,489        70,489          144,000
      23              87,004       128,683         128,683       151,846        77,543        77,543          146,000
      24              93,454       144,318         144,318       168,853        85,333        85,333          148,000
      25             100,227       161,608         161,608       187,466        93,983        93,983          150,000
      26             107,338       180,932         180,932       208,071       103,776       103,776          152,000
      27             114,805       202,356         202,356       228,663       114,799       114,799          154,000
      28             122,645       226,139         226,139       251,014       127,301       127,301          156,000
      29             130,878       252,549         252,549       275,278       141,609       141,609          158,000
      30             139,522       281,909         281,909       301,643       158,030       158,030          169,092
      31             148,598       314,586         314,586       330,315       176,422       176,422          185,243
      32             158,128       350,775         350,775       368,313       196,675       196,675          206,509
      33             168,134       390,847         390,847       410,389       218,967       218,967          229,915
      34             178,641       435,197         435,197       456,957       243,490       243,490          255,665
      35             189,673       484,286         484,286       508,500       270,453       270,453          283,976
      36             201,256       538,578         538,578       565,507       300,075       300,075          315,079
      37             213,419       598,616         598,616       628,546       332,587       332,587          349,217
      38             226,190       664,984         664,984       698,233       368,231       368,231          386,642
      39             239,600       738,299         738,299       775,214       407,255       407,255          427,618
      40             253,680       819,268         819,268       860,231       449,925       449,925          472,421
      41             268,464       908,642         908,642       954,074       496,522       496,522          521,349
      42             283,987     1,007,237       1,007,237     1,057,599       547,350       547,350          574,718
      43             300,286     1,115,885       1,115,885     1,171,679       602,728       602,728          632,864
      44             317,400     1,235,579       1,235,579     1,297,358       662,992       662,992          696,141
      45             335,370     1,367,359       1,367,359     1,435,727       728,491       728,491          764,915
      46             354,239     1,512,267       1,512,267     1,587,880       799,577       799,577          839,556
      47             374,051     1,673,682       1,673,682     1,740,630       878,990       878,990          914,150
      48             394,853     1,853,951       1,853,951     1,909,570       968,167       968,167          997,212
      49             416,696     2,055,845       2,055,845     2,096,962     1,068,888     1,068,888        1,090,266
      50             439,631     2,282,655       2,282,655     2,305,482     1,183,412     1,183,412        1,195,246
      51             463,712     2,534,055       2,534,055     2,559,396     1,309,558     1,309,558        1,322,653
      52             488,998     2,812,711       2,812,711     2,840,838     1,448,096     1,448,096        1,462,577
      53             515,548     3,121,543       3,121,543     3,152,758     1,599,195     1,599,195        1,615,187
      54             543,425     3,463,781       3,463,781     3,498,419     1,761,997     1,761,997        1,779,617
      55             572,696     3,842,994       3,842,994     3,881,424     1,941,184     1,941,184        1,960,595

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION III
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL             Net 1-25      Net 26+
RATE OF RETURN :  Current             0.00%        -1.46%       -1.21%
                  Guaranteed          0.00%        -1.71%       -1.46%
ASSUMED ANNUAL PREMIUM(1) :         $ 2,000

                    PREMIUMS
     END           ACCUMULATED             ASSUMING CURRENT COSTS                   ASSUMING GUARANTEED COSTS
      OF         AT 5% INTEREST  ACCUMULATION       CASH          DEATH      ACCUMULATION      CASH           DEATH
     YEAR           PER YEAR       VALUE (2)      VALUE (2)   BENEFIT (2)(3)   VALUE (2)     VALUE (2)    BENEFIT (2)(3)
     ----           --------       ---------      ---------   --------------   ---------     ---------    --------------
      1                2,100         1,067                       102,000           907                       102,000
      2                4,305         2,273             782       104,000         1,933           442         104,000
      3                6,620         3,614           2,123       106,000         3,074         1,583         106,000
      4                9,051         4,919           3,428       108,000         4,147         2,656         108,000
      5               11,604         6,190           4,699       110,000         5,149         3,658         110,000
      6               14,284         7,434           6,241       112,000         6,074         4,881         112,000
      7               17,098         8,646           7,752       114,000         6,913         6,019         114,000
      8               20,053         9,826           9,230       116,000         7,659         7,063         116,000
      9               23,156        10,975          10,677       118,000         8,300         8,002         118,000
      10              26,414        12,083          12,083       120,000         8,824         8,824         120,000
      11              29,834        13,198          13,198       122,000         9,223         9,223         122,000
      12              33,426        14,255          14,255       124,000         9,486         9,486         124,000
      13              37,197        15,240          15,240       126,000         9,605         9,605         126,000
      14              41,157        16,152          16,152       128,000         9,568         9,568         128,000
      15              45,315        16,985          16,985       130,000         9,361         9,361         130,000
      16              49,681        17,640          17,640       132,000         8,965         8,965         132,000
      17              54,265        18,212          18,212       134,000         8,352         8,352         134,000
      18              59,078        18,674          18,674       136,000         7,491         7,491         136,000
      19              64,132        19,026          19,026       138,000         6,342         6,342         138,000
      20              69,439        19,270          19,270       140,000         4,863         4,863         140,000
      21              75,010        19,369          19,369       142,000         3,008         3,008         142,000
      22              80,861        19,319          19,319       144,000           732           732         144,000
      23              87,004        19,082          19,082       146,000
      24              93,454        18,676          18,676       148,000
      25             100,227        18,031          18,031       150,000
      26             107,338        17,216          17,216       152,000
      27             114,805        16,088          16,088       154,000
      28             122,645        14,678          14,678       156,000
      29             130,878        12,879          12,879       158,000
      30             139,522        10,675          10,675       160,000
      31             148,598         8,001           8,001       162,000
      32             158,128         4,729           4,729       164,000
      33             168,134           815             815       166,000
      34             178,641
      35             189,673
      36             201,256
      37             213,419
      38             226,190
      39             239,600
      40             253,680
      41             268,464
      42             283,987
      43             300,286
      44             317,400
      45             335,370
      46             354,239
      47             374,051
      48             394,853
      49             416,696
      50             439,631
      51             463,712
      52             488,998
      53             515,548
      54             543,425
      55             572,696

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION III
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL             Net 1-25      Net 26+
RATE OF RETURN :  Current             6.00%         4.54%        4.79%
                  Guaranteed          6.00%         4.29%        4.54%
ASSUMED ANNUAL PREMIUM(1) :         $ 2,000

                    PREMIUMS
     END           ACCUMULATED             ASSUMING CURRENT COSTS                    ASSUMING GUARANTEED COSTS
      OF         AT 5% INTEREST  ACCUMULATION       CASH          DEATH      ACCUMULATION      CASH           DEATH
     YEAR           PER YEAR       VALUE (2)      VALUE (2)   BENEFIT (2)(3)   VALUE (2)     VALUE (2)    BENEFIT (2)(3)
     ----           --------       ---------      ---------   --------------   ---------     ---------    --------------
      1                2,100         1,154                       102,000           988                       102,000
      2                4,305         2,520           1,029       104,000         2,159           668         104,000
      3                6,620         4,107           2,616       106,000         3,518         2,027         106,000
      4                9,051         5,750           4,259       108,000         4,888         3,397         108,000
      5               11,604         7,453           5,962       110,000         6,262         4,771         110,000
      6               14,284         9,227           8,034       112,000         7,638         6,445         112,000
      7               17,098        11,070          10,176       114,000         9,006         8,112         114,000
      8               20,053        12,984          12,388       116,000        10,356         9,760         116,000
      9               23,156        14,975          14,677       118,000        11,676        11,378         118,000
      10              26,414        17,036          17,036       120,000        12,954        12,954         120,000
      11              29,834        19,221          19,221       122,000        14,178        14,178         122,000
      12              33,426        21,472          21,472       124,000        15,336        15,336         124,000
      13              37,197        23,775          23,775       126,000        16,417        16,417         126,000
      14              41,157        26,135          26,135       128,000        17,407        17,407         128,000
      15              45,315        28,548          28,548       130,000        18,289        18,289         130,000
      16              49,681        30,938          30,938       132,000        19,038        19,038         132,000
      17              54,265        33,393          33,393       134,000        19,625        19,625         134,000
      18              59,078        35,892          35,892       136,000        20,013        20,013         136,000
      19              64,132        38,444          38,444       138,000        20,155        20,155         138,000
      20              69,439        41,054          41,054       140,000        20,002        20,002         140,000
      21              75,010        43,698          43,698       142,000        19,499        19,499         142,000
      22              80,861        46,378          46,378       144,000        18,587        18,587         144,000
      23              87,004        49,071          49,071       146,000        17,199        17,199         146,000
      24              93,454        51,798          51,798       148,000        15,258        15,258         148,000
      25             100,227        54,515          54,515       150,000        12,661        12,661         150,000
      26             107,338        57,341          57,341       152,000         9,299         9,299         152,000
      27             114,805        60,133          60,133       154,000         4,955         4,955         154,000
      28             122,645        62,922          62,922       156,000
      29             130,878        65,649          65,649       158,000
      30             139,522        68,316          68,316       160,000
      31             148,598        70,900          70,900       162,000
      32             158,128        73,335          73,335       164,000
      33             168,134        75,616          75,616       166,000
      34             178,641        77,659          77,659       168,000
      35             189,673        79,496          79,496       170,000
      36             201,256        80,986          80,986       172,000
      37             213,419        82,101          82,101       174,000
      38             226,190        82,769          82,769       176,000
      39             239,600        82,827          82,827       178,000
      40             253,680        82,188          82,188       180,000
      41             268,464        80,677          80,677       182,000
      42             283,987        78,070          78,070       184,000
      43             300,286        73,966          73,966       186,000
      44             317,400        68,072          68,072       188,000
      45             335,370        59,903          59,903       190,000
      46             354,239        48,651          48,651       192,000
      47             374,051        33,604          33,604       194,000
      48             394,853        13,622          13,622       196,000
      49             416,696
      50             439,631
      51             463,712
      52             488,998
      53             515,548
      54             543,425
      55             572,696

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION III
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER STANDARD ISSUE AGE 45
$100,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL             Net 1-25      Net 26+
RATE OF RETURN :  Current            12.00%        10.54%       10.79%
                  Guaranteed         12.00%        10.29%       10.54%
ASSUMED ANNUAL PREMIUM(1) :         $ 2,000

                    PREMIUMS
     END           ACCUMULATED             ASSUMING CURRENT COSTS                   ASSUMING GUARANTEED COSTS
      OF         AT 5% INTEREST  ACCUMULATION       CASH          DEATH      ACCUMULATION      CASH           DEATH
     YEAR           PER YEAR       VALUE (2)      VALUE (2)   BENEFIT (2)(3)   VALUE (2)     VALUE (2)    BENEFIT (2)(3)
     ----           --------       ---------      ---------   --------------   ---------     ---------    --------------
      1                2,100         1,241                       102,000         1,071                       102,000
      2                4,305         2,778           1,287       104,000         2,397           906         104,000
      3                6,620         4,642           3,151       106,000         4,003         2,512         106,000
      4                9,051         6,687           5,196       108,000         5,726         4,235         108,000
      5               11,604         8,935           7,444       110,000         7,575         6,084         110,000
      6               14,284        11,415          10,222       112,000         9,559         8,366         112,000
      7               17,098        14,149          13,255       114,000        11,683        10,789         114,000
      8               20,053        17,162          16,566       116,000        13,956        13,360         116,000
      9               23,156        20,487          20,189       118,000        16,385        16,087         118,000
      10              26,414        24,150          24,150       120,000        18,977        18,977         120,000
      11              29,834        28,242          28,242       122,000        21,746        21,746         122,000
      12              33,426        32,752          32,752       124,000        24,703        24,703         124,000
      13              37,197        37,724          37,724       126,000        27,869        27,869         126,000
      14              41,157        43,216          43,216       128,000        31,270        31,270         128,000
      15              45,315        49,286          49,286       130,000        34,936        34,936         130,000
      16              49,681        55,934          55,934       132,000        38,891        38,891         132,000
      17              54,265        63,311          63,311       134,000        43,162        43,162         134,000
      18              59,078        71,490          71,490       136,000        47,777        47,777         136,000
      19              64,132        80,573          80,573       142,873        52,769        52,769         138,000
      20              69,439        90,597          90,597       156,846        58,180        58,180         140,000
      21              75,010       101,605         101,605       171,844        64,063        64,063         142,000
      22              80,861       113,698         113,698       187,972        70,489        70,489         144,000
      23              87,004       126,965         126,965       205,300        77,543        77,543         146,000
      24              93,454       141,540         141,540       223,966        85,333        85,333         148,000
      25             100,227       157,513         157,513       244,023        93,983        93,983         150,000
      26             107,338       175,234         175,234       265,922       103,736       103,736         157,423
      27             114,805       194,651         194,651       289,495       114,336       114,336         170,046
      28             122,645       215,969         215,969       314,976       125,731       125,731         183,370
      29             130,878       239,315         239,315       342,496       137,953       137,953         197,432
      30             139,522       264,898         264,898       372,308       151,038       151,038         212,281
      31             148,598       292,916         292,916       404,640       165,030       165,030         227,975
      32             158,128       323,543         323,543       439,658       179,982       179,982         244,574
      33             168,134       357,038         357,038       477,626       195,958       195,958         262,142
      34             178,641       393,598         393,598       518,692       213,037       213,037         280,745
      35             189,673       433,598         433,598       563,207       231,291       231,291         300,427
      36             201,256       477,223         477,223       611,275       250,783       250,783         321,228
      37             213,419       524,858         524,858       663,284       271,565       271,565         343,188
      38             226,190       576,873         576,873       719,622       293,669       293,669         366,339
      39             239,600       633,568         633,568       780,632       317,115       317,115         390,723
      40             253,680       695,419         695,419       846,902       341,934       341,934         416,418
      41             268,464       762,849         762,849       918,920       368,179       368,179         443,505
      42             283,987       836,315         836,315       997,165       395,925       395,925         472,074
      43             300,286       916,151         916,151     1,081,905       425,265       425,265         502,206
      44             317,400     1,003,029       1,003,029     1,173,751       456,315       456,315         533,983
      45             335,370     1,097,578       1,097,578     1,273,181       489,216       489,216         567,486
      46             354,239     1,200,315       1,200,315     1,380,451       524,131       524,131         602,790
      47             374,051     1,312,293       1,312,293     1,496,318       561,260       561,260         639,966
      48             394,853     1,434,556       1,434,556     1,621,344       600,835       600,835         679,068
      49             416,696     1,568,392       1,568,392     1,756,141       643,128       643,128         720,116
      50             439,631     1,715,438       1,715,438     1,901,391       688,305       688,305         762,917
      51             463,712     1,877,441       1,877,441     2,057,796       736,268       736,268         806,997
      52             488,998     2,057,320       2,057,320     2,227,355       786,240       786,240         851,222
      53             515,548     2,258,275       2,258,275     2,412,705       835,745       835,745         892,897
      54             543,425     2,484,022       2,484,022     2,617,820       882,235       882,235         929,755
      55             572,696     2,738,596       2,738,596     2,848,139       944,201       944,201         981,969

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.
(3) Increase due to adjustment by the corridor percentage.

           Jefferson Pilot Financial Insurance Company and Subsidiary

                   Audited Consolidated Financial Statements

              As of December 31, 1999 and for the year then ended


Contents



Report of Independent Auditors ............................................ F-1
Consolidated Balance Sheet ................................................ F-2
Consolidated Statement of Income .......................................... F-3
Consolidated Statement of Stockholder's Equity ............................ F-4
Consolidated Statement of Cash Flows ...................................... F-5
Notes to Consolidated Financial Statements ................................ F-6

                        REPORT OF INDEPENDENT AUDITORS


The Board of Directors
Jefferson Pilot Financial Insurance Company and Subsidiary

We have audited the accompanying consolidated balance sheet of Jefferson Pilot Financial Insurance Company (a wholly-owned subsidiary of Jefferson Pilot Corporation) and subsidiary as of December 31, 1999, and the related consolidated statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Financial Insurance Company and subsidiary at December 31, 1999, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.



                                                 /s/ Ernst & Young LLP


February 4, 2000

           JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

                          Consolidated Balance Sheet


                               December 31, 1999
                   (In Thousands, except for Share Amounts)

Assets
Invested assets
 Debt securities available-for-sale, at fair value (amortized cost--$3,043,854)...........    $2,920,793
 Equity securities available-for-sale, at fair value (cost--$8,333).......................         9,686
 Policy loans ............................................................................       267,335
 Mortgage loans on real estate ...........................................................       441,836
                                                                                              ----------
Total investments ........................................................................     3,639,650
Cash and cash equivalents ................................................................        49,158
Accrued investment income ................................................................        59,876
Due from reinsurers ......................................................................       275,991
Deferred policy acquisition costs ........................................................       208,209
Value of business acquired ...............................................................       510,825
Cost in excess of net assets acquired, net of accumulated amortization of $12,119.........       150,664
Property and equipment, net of accumulated depreciation of $9,184.........................         9,611
Deferred federal income taxes ............................................................        22,688
Assets held in separate accounts .........................................................     1,274,866
Other assets .............................................................................         9,818
                                                                                              ----------
                                                                                              $6,211,356
                                                                                              ==========

Liabilities
Policy liabilities:
 Policyholder contract deposits ..........................................................    $2,841,387
 Future policy benefits ..................................................................       649,691
 Policy and contract claims ..............................................................        42,427
 Premiums paid in advance ................................................................         2,148
 Other policyholders' funds ..............................................................        95,855
                                                                                              ----------
Total policy liabilities .................................................................     3,631,508
Payable to affiliates ....................................................................        37,726
Liabilities related to separate accounts .................................................     1,274,866
Securities sold under repurchase agreements ..............................................       166,570
Accrued expenses and other liabilities ...................................................       141,941
                                                                                              ----------
                                                                                               5,252,611
Commitments and contingent liabilities ...................................................            --

Stockholder's equity
 Common stock, par value $5 per share, 600,000 shares authorized, issued and outstanding..         3,000
 Paid in capital .........................................................................       756,066
 Retained earnings .......................................................................       236,305
 Accumulated other comprehensive income--net unrealized losses on securities .............       (36,626)
                                                                                              ----------
                                                                                                 958,745
                                                                                              ----------
                                                                                              $6,211,356
                                                                                              ==========

See notes to consolidated financial statements.

         JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

                       Consolidated Statement of Income


                         Year ended December 31, 1999
                                (In Thousands)

Revenues
Premiums and policy charges ..................................    $317,215
Net investment income ........................................     261,344
Realized investment losses ...................................        (720)
Other income (expense) .......................................        (239)
                                                                  --------
Total revenues ...............................................     577,600

Benefits and expenses
Policy benefits and claims ...................................     283,773
Commissions and operating expenses, net of deferrals .........      48,062
Amortization of intangibles ..................................      67,744
Taxes, licenses and fees .....................................      20,311
                                                                  --------
Total benefits and expenses ..................................     419,890
                                                                  --------
Income before federal income tax .............................     157,710
                                                                  --------
Federal income tax expense:
 Current .....................................................      28,387
 Deferred ....................................................      27,025
                                                                  --------
                                                                    55,412
                                                                  --------
Net income ...................................................    $102,298
                                                                  ========

See notes to consolidated financial statements.

           JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

                Consolidated Statement of Stockholder's Equity


                                (In Thousands)

                                                                                      Accumulated Other
                                                                                   Comprehensive Income--         Total
                                         Common        Paid in       Retained       Net Unrealized Gains      Stockholder's
                                          Stock        Capital       Earnings      (Losses) on Securities         Equity
                                       ----------   ------------   ------------   ------------------------   --------------
Balance, December 31, 1998 .........    $ 3,000      $ 756,066      $ 134,007             $ 42,103             $ 935,176
Net income .........................         --             --        102,298                   --               102,298
Other comprehensive income .........         --             --             --              (78,729)              (78,729)
                                                                                                               ---------
 Comprehensive income ..............         --             --             --                   --                23,569
                                        -------      ---------      ---------             --------             ---------
Balance, December 31, 1999 .........    $ 3,000      $ 756,066      $ 236,305             $(36,626)            $ 958,745
                                        =======      =========      =========             ========             =========

See notes to consolidated financial statements.

           JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

                     Consolidated Statement of Cash Flows


                         Year ended December 31, 1999
                                (In Thousands)

Operating activities
Net income ...............................................................................    $  102,298
Adjustments to reconcile net income to net cash provided by operating activities:
 Change in future policy benefits, policy and contract claims and premiums paid in                 7,242
  advance, net
 Credits to policyholder accounts, net ...................................................      (124,370)
 Policy acquisition costs deferred, net of amortization ..................................       (95,250)
 Net amortization of value of business acquired ..........................................        31,325
 Change in accrued investment income .....................................................        (6,250)
 Realized investment losses ..............................................................           720
 Amortization of investment premiums .....................................................         4,201
 Provision for depreciation ..............................................................         6,417
 Provision for deferred income tax .......................................................        27,025
 Change in receivables and asset accruals ................................................       (14,323)
 Change in payables and expense accruals .................................................        78,929
 Other operating activities, net .........................................................       (10,533)
                                                                                              ----------
Net cash provided by operating activities ................................................         7,431

Investing activities
Proceeds from sales of debt securities ...................................................       239,384
Proceeds from maturities of debt securities ..............................................       302,338
Proceeds from sales of equity securities .................................................         2,616
Purchases of debt securities .............................................................      (627,847)
Purchases of equity securities ...........................................................        (2,600)
Mortgage loans originated ................................................................      (167,280)
Repayments of mortgage loans .............................................................         6,936
Policy loans issued, net of repayments ...................................................       (21,045)
                                                                                              ----------
Net cash used in investing activities ....................................................      (267,498)

Financing activities
Deposits credited to policyholders' funds ................................................       440,343
Withdrawals from policyholders' funds ....................................................      (200,888)
Proceeds from securities sold under repurchase agreements ................................        64,440
Decrease in loans payable ................................................................        (1,184)
                                                                                              ----------
Net cash provided by financing activities ................................................       302,711
                                                                                              ----------
Net increase in cash and cash equivalents ................................................        42,644
Cash and cash equivalents, beginning of period ...........................................         6,514
                                                                                              ----------
Cash and cash equivalents, end of period .................................................    $   49,158
                                                                                              ==========

See notes to consolidated financial statements.

                  Notes to Consolidated Financial Statements

           Jefferson Pilot Financial Insurance Company and Subsidiary
                               December 31, 1999

1. Basis of Presentation

Nature of Operations

Jefferson Pilot Financial Insurance Company is a wholly-owned subsidiary of Jefferson-Pilot Corporation (Parent) and is principally engaged in the sale of individual life insurance and investment products. These products are marketed primarily through personal producing general agents throughout the United States.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) and include the accounts of Jefferson Pilot Financial Insurance Company (the Company) and its subsidiary, Jefferson Pilot LifeAmerica Insurance Company. Significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are asset valuation allowances, policy liabilities, deferred policy acquisition costs, value of business acquired and the potential effects of resolving litigated matters.

Cash and Cash Equivalents

The Company includes with cash and cash equivalents its holdings of short-term investments which are highly liquid investments that mature within three months of the date of acquisition.

Invested Assets

Debt and equity securities are classified as securities available-for-sale, stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired.

Policy loans are carried at the unpaid balances.

Mortgage loans on real estate are stated at the unpaid balances, net of allowances for unrecoverable amounts. The Company's mortgage loan portfolio is comprised of conventional real estate mortgages collateralized by retail (27%), apartment (20%), industrial (22%), hotel (20%) and office (11%) properties.

Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and conservative loan-to-value relationships. Of stated mortgage loan balances as of December 31, 1999, 29% are due from borrowers in South Atlantic states, 21% are due from borrowers in West South Central states, 14% are due from borrowers in West North Central states, 11% are due from borrowers in East North Central states and 11% are due from borrowers in Pacific states. No other geographic region represents as much as 10% of December 31, 1999 mortgage loans.

Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Realized gains and losses on dispositions of securities are determined by the specific identification method.

Recognition of Revenues, Benefits, Claims and Expenses:

Universal Life Products

Universal life products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for universal life products consist of policy charges for the cost of

           Jefferson Pilot Financial Insurance Company and Subsidiary
                               December 31, 1999

2. Summary of Significant Accounting Policies--Continued

insurance, policy administration and surrenders that have been assessed against policy account balances during the period.

Policy fund liabilities for universal life and other interest-sensitive life insurance policies are computed in accordance with the retrospective deposit method and represent policy account balances before surrender charges. Policy fund assets and liabilities for variable universal life insurance are segregated and recorded as separate account assets and liabilities. Separate account assets are carried at market values as of the balance sheet date and are invested by the Company at the direction of the policyholder. Investments are made in different portfolios in a series fund. Each of the portfolios has specific investment objectives and the investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders. Accordingly, operating results of the separate account are not included in the consolidated statement of income.

Policy claims that are charged to expense include claims incurred in the period in excess of related policy account balances. Other policy benefits include interest credited to universal life and other interest-sensitive life insurance policies. Interest crediting rates ranged from 4.35% to 6.60% in 1999.

Investment Products

Investment products include flexible premium annuities, structured settlement annuities and other supplementary contracts without life contingencies. Revenues for investment products consist of policy charges for the cost of insurance, policy administration and surrenders that have been assessed against policy account balances during the period. Deposits for these products are recorded as policy fund liabilities, which are increased by interest credited to the liabilities and decreased by withdrawals and policy charges assessed against the contract holders. Interest crediting rates generally ranged from 4% to 9.5% in 1999.

Traditional Life Insurance Products

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits. Premium revenues for traditional life insurance are recognized as revenues when due. The liabilities for future policy benefits are computed by the net level premium method based on estimated future investment yield, mortality and withdrawal experience. Interest rate assumptions ranged from 2% to 6% at December 31, 1999. Mortality is calculated principally on an experience multiple applied to select and ultimate tables in common usage in the industry. Estimated withdrawals are determined principally based on industry tables. Policy benefits and claims are charged to expense as incurred.

Policy and Contract Claims

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled, and an estimate of claims incurred but not reported, which is based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses.

Reinsurance

Reinsurance receivables include amounts recoverable from reinsurers related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

Deferred Policy Acquisition Costs and Value of Business Acquired

Costs related to obtaining new business, including commissions, certain costs of underwriting and issuing policies and certain agency office expenses, all of which vary with and are primarily related to the production of new business, have been deferred.

          Jefferson Pilot Financial Insurance Company and Subsidiary
                               December 31, 1999

2. Summary of Significant Accounting Policies--Continued

Deferred Policy Acquisition Costs and Value of Business Acquired (continued)

Deferred policy acquisition costs for traditional life insurance polices are amortized over the premium paying periods of the related contracts using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For universal life and investment products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts, not to exceed 25 years.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business purchased, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits.

The carrying amounts of deferred policy acquisition costs and value of business acquired related to universal life and investment contracts is adjusted to reflect the effects that the unrealized gains or losses on investments classified as available-for-sale would have had on the present value of estimated gross profits had such gains or losses actually been realized. This adjustment is excluded from income and charged or credited directly to accumulated other comprehensive income, net of applicable deferred income tax. The carrying amounts of deferred policy acquisition costs and value of business acquired is also adjusted for the effect of realized gains and losses.

The carrying amounts of deferred policy acquisition costs and value of buisness acquired are reviewed periodically to determine that the unamortized portion does not exceed expected recoverable amounts. No impairment adjustments have been reflected in earnings in 1999.

Cost in Excess of Assets Acquired

The excess of Jefferson-Pilot's purchase price over the fair value of assets acquired, which has been "pushed down" to the Company level for financial reporting purposes, is being amortized on a straight-line basis over 35 years. Carrying amounts are regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors.

Property and Equipment

Property and equipment used in operations are carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated remaining useful lives of the assets.

Federal Income Taxes

The Company is not included in the Parent's consolidated tax return, but instead files its own return with its wholly-owned subsidiary.

Deferred income tax assets and liabilities are recorded on the differences between the tax bases of assets and liabilities and the amounts at which they are reported in the financial statements. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they become enacted.

New Accounting Pronouncement

Effective January 1, 2001, the Company will adopt SFAS 133, "Accounting for Derivative Instruments and for Hedging Activities". SFAS 133 requires companies to recognize all derivatives on the balance sheet at fair value and establishes special accounting rules for hedging activities. The effect of the hedge accounting rules is to permit a company to offset changes in fair value or cash flows of both the hedged item and hedging instrument in earnings in the same period. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported in earnings in the period of the change. Based on the limited nature of the Company's use of derivatives and hedging activities, adoption of this pronouncement is not expected to have a material impact on the Company's financial position or results of operations.

           Jefferson Pilot Financial Insurance Company and Subsidiary
                               December 31, 1999

3. Invested Assets

Aggregate amortized cost, aggregate fair value and gross unrealized gains and losses of debt securities available-for-sale at December 31, 1999 were as follows (in thousands):

                                                                                 Gross          Gross
                                                               Amortized      Unrealized     Unrealized         Fair
                                                                  Cost           Gains         Losses          Value
                                                             -------------   ------------   ------------   -------------
U.S. Treasury obligations and direct obligations of
 U.S. government agencies ................................    $   78,201        $  409        $    238      $   78,372
Corporate bonds ..........................................     2,106,958         4,379          92,674       2,018,663
Obligations of states and political subdivisions .........           482            --             127             355
Mortgage-backed securities ...............................       858,096         2,028          36,848         823,276
Redeemable preferred stocks ..............................           117            10              --             127
                                                              ----------        ------        --------      ----------
Total debt securities ....................................    $3,043,854        $6,826        $129,887      $2,920,793
                                                              ==========        ======        ========      ==========

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 1999 by contractual maturity were as follows (in thousands):

                                                                                             Amortized          Fair
                                                                                                Cost           Value
                                                                                           -------------   -------------
Due in one year or less ................................................................    $   37,886      $   37,876
Due after one year through five years ..................................................       242,222         240,843
Due after five years through ten years .................................................       727,821         694,374
Due after ten years ....................................................................       559,453         541,688
Amounts not due at a single maturity date ..............................................     1,476,472       1,406,012
                                                                                            ----------      ----------
                                                                                            $3,043,854      $2,920,793
                                                                                            ==========      ==========

Actual future maturities will differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due to the Company, with or without penalty.

The sources of net investment income for the year ended December 31, 1999 were as follows (in thousands):

 Debt securities ........................................................................................     $226,627
 Equity securities ......................................................................................          853
 Policy loans ...........................................................................................       18,936
 Mortgage loans .........................................................................................       28,010
 Other ..................................................................................................        1,012
                                                                                                              --------
 Gross investment income ................................................................................      275,438
 Investment expenses ....................................................................................       14,094
                                                                                                              --------
 Net investment income ..................................................................................     $261,344
                                                                                                              ========

Realized investment gains and (losses) for the year ended December 31, 1999 were as follows (in thousands):

 Debt securities ........................................................................................      $    2
 Equity securities ......................................................................................         (95)
 Real estate ............................................................................................         222
 Increase in mortgage loan valuation allowance ..........................................................        (863)
 Amortization of value of business acquired .............................................................          14
                                                                                                               ------
 Realized investment losses .............................................................................      $ (720)
                                                                                                               ======

Gross realized gains and (losses) on available-for-sale securities were $2,725 thousand and $(2,818) thousand, for the year ended December 31, 1999.

          Jefferson Pilot Financial Insurance Company and Subsidiary
                               December 31, 1999

3. Invested Assets--Continued

The changes in unrealized gains (losses) on securities classified as available-for-sale for the Company for the year ended December 31, 1999 were as follows (in thousands):

     Change in equity securities ....................................    $     (966)
     Change in debt securities ......................................      (260,130)
     Change in value of business acquired adjustment ................       139,974
                                                                         ----------
                                                                           (121,122)
     Deferred income taxes ..........................................        42,393
                                                                         ----------
     Change in net unrealized gains (losses) ........................    $  (78,729)
                                                                         ==========

The Company participates in a securities lending program. The Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. At December 31, 1999, the market value of securities loaned and collateral received amounted to $25.6 million and $26.2 million, respectively.

The allowance for credit losses on mortgage loans increased from $3.6 at December 31, 1998 to $4.5 million at December 31, 1999.

4. Derivatives

Use of Derivatives

The Company's investment policy permits the use of derivative financial instruments such as interest rate swaps in certain circumstances. At December 31, 1999, such interest rate swaps are held to modify specific floating-rate direct investments. The notional amount is $60 million, with the Company receiving an average fixed rate of 7.45% and paying an average floating rate of 5.39% based primarily on the 3 month and 6 month LIBOR rates.

The interest rate swaps are used to reduce the impact of interest rate fluctuations on specific floating-rate direct investments. Interest is exchanged periodically on the notional value, with the Company receiving a fixed rate and paying a short-term LIBOR rate on a net exchange basis. The net amount received or paid under swaps is reflected as an adjustment to investment income. All of the hedges are of investments classified as available-for-sale, and net unrealized gains and losses, net of the effects of income taxes and the impact on deferred policy acquisition costs and the value of business acquired, are not significant and are included in accumulated other comprehensive income in stockholder's equity as of December 31, 1999.

Credit and Market Risk

The Company is exposed to credit risk in the event of non-performance by counterparties to swap agreements. The Company limits this exposure by entering into swap agreements with counterparties having high credit ratings and by regularly monitoring the ratings.

The Company's credit exposure on swaps is limited to the fair value of swap agreements that are favorable to the Company. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material adverse effect on the Company's financial position or results of operations.

The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of swap agreements and the related direct investments. The Company routinely monitors correlation between hedged items and hedging instruments. In the event a hedge relationship is terminated or loses correlation, any related hedging instrument that remained would be marked-to-market through income. If the hedging instrument is terminated, any gain or loss is deferred and amortized over the remaining life of the hedged asset.

           Jefferson Pilot Financial Insurance Company and Subsidiary
                               December 31, 1999

5. Deferred Policy Acquisition Costs and Value of Business Acquired

Policy acquisition costs deferred and the related amortization charged to income for the year ended December 31, 1999 were as follows (in thousands):

Beginning balance ......................................................    $ 112,959
Deferral:
 Commissions ...........................................................       85,032
 Other .................................................................       24,964
                                                                            ---------
                                                                              109,996
Amortization ...........................................................      (14,746)
                                                                            ---------
Ending balance .........................................................    $ 208,209
                                                                            =========

Changes in the value of business acquired for the year ended December 31, 1999 were as follows (in thousands):

Beginning balance ......................................................    $ 402,176
Deferral of commissions and accretion of interest ......................       17,030
Amortization ...........................................................      (48,369)
Adjustment related to realized gains on debt securities ................           14
Adjustment related to unrealized gains on securities available-for-sale       139,974
                                                                            ---------
Ending balance .........................................................    $ 510,825
                                                                            =========

Expected approximate amortization percentages of the value of business acquired as of December 31, 1999 over the next five years were as follows:

     Year ending December 31:
          2000 ..........................................................       10.3%
          2001 ..........................................................        9.0%
          2002 ..........................................................        8.1%
          2003 ..........................................................        7.2%
          2004 ..........................................................        6.4%

6. Federal Income Taxes

The tax effects of temporary differences that gave rise to deferred income tax liabilities and assets at December 31, 1999 are as follows (in thousands):

     Deferred income tax assets:
      Future policy benefits and policy fund balances ...................    $123,034
      Net unrealized losses on securities ...............................      19,721
      Other .............................................................      31,259
                                                                             --------
     Total ..............................................................     174,014

     Deferred income tax liabilities:
      Value of business acquired ........................................     124,918
      Deferred policy acquisition costs .................................         448
      Other .............................................................      25,960
                                                                             --------
     Total ..............................................................     151,326
                                                                             --------
     Net deferred income tax asset ......................................    $ 22,688
                                                                             ========

           Jefferson Pilot Financial Insurance Company and Subsidiary
                               December 31, 1999

6. Federal Income Taxes--Continued

Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus". The Company has approximately $13.5 million of untaxed "Policyholders' Surplus" on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. The Clinton administration is proposing to tax, as part of its 2001 budget initiative, the "Policyholders' Surplus" over a five-year period. No related deferred tax liability has been recognized for the potential tax which would approximate $4.7 million under current proposed rates.

Federal income taxes paid in 1999 were $19.3 million.

7. Pensions

The Company's employees participate in the Parent's defined benefit pension plans covering substantially all employees. The plans are noncontributory and are funded through group annuity contracts issued by Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the plan are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The plans provide benefits based on annual compensation and years of service. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Parent.

Pension costs allocated to the Company for the year ended December 31, 1999, were $1.5 million.

8. Other Postretirement Benefits

The Company provides certain other postretirement benefits, principally health care and life insurance, to retired employees and their beneficiaries and covered dependents. Postretirement costs of the Company that were allocated from the Parent amounted to approximately $116 thousand for the year ended December 31, 1999.

9. Commitments and Contingent Liabilities

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from three to five years. Neither annual rent nor future rental commitments are significant.

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt securities for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the consolidated balance sheet, approximates $1.6 million as of December 31, 1999.

In the normal course of business, the Company and its subsidiary are parties to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or results of operations.

10. Reinsurance

The Company attempts to reduce its exposure to significant individual claims by reinsuring portions of certain life insurance contracts written. The maximum amount of individual life insurance retained on any one life, including accidental death benefits, is $1.5 million.

           Jefferson Pilot Financial Insurance Company and Subsidiary
                               December 31, 1999

10. Reinsurance--Continued

The effect of reinsurance on the premiums and policy charges in the consolidated statement of income for the year ended December 31, 1999 was as follows (in thousands):

                                                          Ceded to
                                             Direct        Other          Net
                                             Amount      Companies      Amount
                                          -----------   -----------   ----------
Total premiums and policy charges .....    $382,529       $65,314      $317,215
                                           ========       =======      ========

Reinsurance recoveries which have been deducted from benefits, claims and expenses in the consolidated statement of income for the Company were $53,398.

Reinsurance contracts do not relieve the Company from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities during the year ended December 31, 1999.

As of December 31, 1999, the Company had a reinsurance recoverable of $87 million from a single reinsurer, pursuant to a 50% coinsurance agreement. The Company and the reinsurer are joint and equal owners in $191 million of securities and short-term investments as of December 31, 1999, 50% of which is included in investments in the accompanying consolidated balance sheet.

11. Statutory Financial Information

The Company prepares financial statements on the basis of statutory accounting practices (SAP) prescribed or permitted by the New Hampshire Department of Insurance. Prescribed SAP include a variety of publications of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompass all accounting practices not so prescribed. The impact of permitted accounting practices on statutory capital and surplus is not significant for the Company.

The principal differences between SAP and generally accepted accounting principles (GAAP) as they relate to the financial statements of the Company are
(1) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (2) amounts collected from holders of universal life-type and investment products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided,
(3) the classification and carrying amounts of investments in certain securities are different under SAP than under GAAP, (4) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP, (5) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP, (6) no provision is made for deferred income taxes under SAP, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 1999 was $307.8 million. Reported statutory net income for the year ended December 31, 1999 was $73.5 million.

The amount of GAAP equity in excess of statutory surplus is unavailable for distribution. In addition, various state insurance laws restrict the Company and its insurance subsidiary as to the amount of dividends from statutory surplus they may pay without the prior approval of regulatory authorities. The restrictions generally are based on net gains from operations and on certain levels of surplus as determined in accordance with statutory accounting practices. Dividends in excess of such thresholds are considered "extraordinary" and require prior regulatory approval.

           Jefferson Pilot Financial Insurance Company and Subsidiary
                               December 31, 1999

11. Statutory Financial Information--Continued

Risk-Based Capital ("RBC") requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 1999, the Company's adjusted capital and surplus exceeded its authorized control level RBC.

The NAIC Codification of Statutory Accounting Principles (Codification) has been completed. The purpose of Codification is to create uniformity in statutory financial reporting across states. Codification must be adopted by individual states before it will have any bearing on the statutory reporting requirements of their domiciliary companies. The NAIC is encouraging the states to adopt Codification as soon as possible, with an implementation date of January 1, 2001. The Company does not expect implementation to have a material impact on its statutory surplus; however, implementation is expected to result in a net reduction of statutory surplus and RBC throughout the insurance industry.

12. Transactions with Affiliated Companies

The Company has entered into service agreements with the Parent and other subsidiaries of the Parent for personnel and facilities usage, general management services and investment management services. The Company expensed $62 million for general management and investment services provided by Jefferson-Pilot Life Insurance Company, another wholly-owned subsidiary of the Parent of which $35.5 million remained payable at December 31, 1999. The remainder of the payable to affiliates at year end was due to other affiliates.

13. Fair Values of Financial Instruments

Fair values of financial instruments are based on quoted market prices where available. Fair values of financial instruments for which quoted market prices are not available are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and the estimates of future cash flows. Certain financial instruments, particularly insurance contracts, are excluded from fair value disclosure requirements.

The methods and assumptions used to estimate the fair value of financial instruments are as follows:

o Fair values of debt securities with active markets are based on quoted market prices. For debt securities that trade in less active markets, fair values are obtained from independent pricing services. Fair values of debt securities are principally a function of current interest rates.
o  Fair values of equity securities are based on quoted market prices.
o The carrying value of cash and cash equivalents approximates fair value due to the short maturities of these assets.
o Fair values of policy loans and mortgage loans are estimated using discounted cash flow analyses.
o Fair values of separate account assets and liabilities are reflected in the consolidated balance sheet.
o Fair values of securities sold under repurchase agreements approximate carrying values, which include accrued interest.

           Jefferson Pilot Financial Insurance Company and Subsidiary
                               December 31, 1999

13. Fair Values of Financial Instruments--Continued

The carrying value and fair value of financial instruments at December 31, 1999 were as follows (in thousands):

                                                       Carrying          Fair
                                                        Value           Value
                                                    -------------   ------------
Financial Assets
Debt securities available-for-sale ..............    $2,920,793      $2,920,793
Equity securities available-for-sale ............         9,686           9,686
Cash and cash equivalents .......................        49,158          49,158
Policy loans ....................................       267,335         327,025
Mortgage loans on real estate ...................       441,836         411,008

Financial Liabilities
Securities sold under repurchase agreements .....       166,570         166,570

Securities sold under repurchase agreements with a single counterparty, Credit Suisse First Boston Corporation, totalled $101.5 million at December 31, 1999, and had an average maturity date of March 8, 2000.

14. Other Comprehensive Income

Comprehensive income and its components are displayed in the accompanying statement of stockholder's equity. Currently, the only element of other comprehensive income applicable to the Company is changes in unrealized gains and losses on securities classified as available-for-sale, which are displayed in the following table, along with related tax effects. See Note 3 for further detail of changes in unrealized gains on securities available-for-sale for the year ended December 31, 1999 (in thousands):



Unrealized holding losses arising during period, before taxes ...    $ (121,200)
Income taxes ....................................................        42,420
                                                                     ----------
Unrealized holding losses arising during period, net of taxes ...       (78,780)
Less reclassification adjustment:
 Losses realized in net income, before taxes ....................           (79)
 Income taxes ...................................................            28
                                                                     ----------
 Reclassification adjustment for gains realized in net income ...           (51)
                                                                     ----------
Other comprehensive income--net unrealized gains ................    $  (78,729)
                                                                     ==========

15. Impact of Year 2000 (Unaudited)

The Company's administrative and financial reporting systems are shared among numerous insurance affiliates within the consolidated Jefferson-Pilot Corporation group. In prior years, the Parent discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Parent completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Parent experienced no significant disruptions in critical information technology systems and believes those systems successfully responded to the Year 2000 date change. The Parent expensed approximately $20.6 million to date in connection with remediating its systems. The Parent is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Parent will continue to monitor its critical computer applications and those of its vendors throughout the Year 2000 to ensure that any latent Year 2000 matters that arise are addressed promptly.

                        REPORT OF INDEPENDENT AUDITORS


Contractholders of JPF Separate Account A
JPF Separate Account A
The Board of Directors, JPF Separate Account A


We have audited the accompanying statements of assets and liabilities of the JPF Separate Account A as of December 31, 1999, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the fund managers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JPF Separate Account A at December 31, 1999, and the results of its operations and the changes in its net assets for the periods indicated therein in conformity with accounting principles generally accepted in the United States.




                                                           /s/ Ernst & Young LLP


Boston, Massachusetts
March 23, 2000

                      STATEMENT OF ASSETS AND LIABILITIES

                             JPF SEPARATE ACCOUNT A
                               December 31, 1999

                                                  JPVF            JPVF            JPVF
                                             International        World          Global
                                                 Equity       Growth Stock    Hard Assets
                                                Division        Division        Division
                                            --------------- ---------------- -------------
ASSETS
Investments at cost .......................  $ 16,851,415     $102,201,447    $6,226,361
                                             ============     ============    ==========
Investments at market value ...............  $ 21,417,249     $127,656,364    $5,498,877
Net premiums receivable (payable) .........         4,149          (98,543)       (3,488)
                                             ------------     ------------    ----------
    TOTAL NET ASSETS ......................  $ 21,421,398     $127,557,821    $5,495,389
                                             ============     ============    ==========
NET ASSET DISTRIBUTION
  Ensemble ................................                   $  1,998,819    $   79,803
  Ensemble II .............................  $ 21,421,398      125,559,002     5,415,586
                                             ------------     ------------    ----------
    TOTAL NET ASSETS ......................  $ 21,421,398     $127,557,821    $5,495,389
                                             ============     ============    ==========
UNITS OUTSTANDING
  Ensemble ................................                         38,941         8,506
  Ensemble II .............................     1,324,511        2,539,786       599,530
NET ASSET VALUE PER UNIT
  Ensemble ................................                   $     51.331    $    9.382
  Ensemble II .............................  $     16.174     $     49.441    $    9.034


                                                   JPVF              JPVF            JPVF
                                                 Emerging          Capital           Small           JPVF
                                                  Growth            Growth          Company         Growth
                                                 Division          Division        Division        Division
                                            ----------------- ----------------- -------------- ----------------
ASSETS
Investments at cost .......................   $  68,466,574     $ 163,241,350    $86,427,896     $ 14,656,170
                                              =============     =============    ===========     ============
Investments at market value ...............   $ 150,071,069     $ 313,132,843    $90,708,885     $ 21,821,774
Net premiums receivable (payable) .........         111,456           186,518        (32,214)          82,843
                                              -------------     -------------    -----------     ------------
    TOTAL NET ASSETS ......................   $ 150,182,525     $ 313,319,361    $90,676,671     $ 21,904,617
                                              =============     =============    ===========     ============
NET ASSET DISTRIBUTION
  Ensemble ................................                                      $   606,977
  Ensemble II .............................   $ 150,182,525     $ 313,319,361     90,069,694     $ 21,904,617
                                              -------------     -------------    -----------     ------------
    TOTAL NET ASSETS ......................   $ 150,182,525     $ 313,319,361    $90,676,671     $ 21,904,617
                                              =============     =============    ===========     ============
UNITS OUTSTANDING
  Ensemble ................................                                           13,010
  Ensemble II .............................       3,524,253         5,025,427      2,005,820          940,853
NET ASSET VALUE PER UNIT
  Ensemble ................................                                      $    46.658
  Ensemble II .............................   $      42.617     $      62.351    $    44.908     $     23.283

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A
                               December 31, 1999

                                           JPVF
                                         Growth &          JPVF            JPVF
                                          Income         Balanced       High Yield
                                         Division        Division        Division
                                      -------------- ---------------- --------------
ASSETS
Investments at cost .................  $51,407,209     $ 33,635,926     $5,701,471
                                       ===========     ============     ==========
Investments at market value .........  $59,159,239     $ 42,340,461     $5,289,222
Accrued investment income ...........           --               --        434,055
Net premiums receivable .............      (30,855)          10,802         (5,770)
                                       -----------     ------------     ----------
    TOTAL NET ASSETS ................  $59,128,384     $ 42,351,263     $5,717,507
                                       ===========     ============     ==========
NET ASSET DISTRIBUTION
  Ensemble ..........................                            --
  Ensemble II .......................  $59,128,384     $ 42,351,263     $5,717,507
                                       -----------     ------------     ----------
    TOTAL NET ASSETS ................  $59,128,384     $ 42,351,263     $5,717,507
                                       ===========     ============     ==========
UNITS OUTSTANDING
  Ensemble ..........................
  Ensemble II .......................    2,051,583        1,696,392        552,664
NET ASSET VALUE PER UNIT
  Ensemble ..........................
  Ensemble II .......................  $    28.823     $     24.967     $   10.346


                                            JPVF           Fidelity         Fidelity
                                            Money           VIP II            VIP           Fidelity
                                           Market         Contrafund     Equity Income     VIP Growth
                                          Division         Division         Division        Division
                                      ---------------- ---------------- --------------- ----------------
ASSETS
Investments at cost .................   $ 23,308,344     $ 47,379,961     $ 9,295,439     $ 35,954,839
                                        ============     ============     ===========     ============
Investments at market value .........   $ 23,799,898     $ 64,970,351     $ 9,348,655     $ 45,268,975
Accrued investment income ...........             --               --              --               --
Net premiums receivable .............        111,369           30,150         258,023          179,000
                                        ------------     ------------     -----------     ------------
    TOTAL NET ASSETS ................   $ 23,911,267     $ 65,000,501     $ 9,606,678     $ 45,447,975
                                        ============     ============     ===========     ============
NET ASSET DISTRIBUTION
  Ensemble ..........................   $     30,774
  Ensemble II .......................     23,880,493     $ 65,000,501     $ 9,606,678     $ 45,447,975
                                        ------------     ------------     -----------     ------------
    TOTAL NET ASSETS ................   $ 23,911,267     $ 65,000,501     $ 9,606,678     $ 45,447,975
                                        ============     ============     ===========     ============
UNITS OUTSTANDING
  Ensemble ..........................          1,652
  Ensemble II .......................      1,331,669        2,985,507         809,036        2,383,455
NET ASSET VALUE PER UNIT
  Ensemble ..........................   $     18.632
  Ensemble II .......................   $     17.934     $     21.774     $    11.875     $     19.070

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A
                               December 31, 1999

                                               Fidelity        Fidelity
                                                 VIP            VIP II             MFS
                                             High Income      Index 500         Research
                                               Division        Division         Division
                                            ------------- ----------------- ----------------
ASSETS
Investments at cost .......................  $1,920,397     $  88,763,029     $  8,640,649
                                             ==========     =============     ============
Investments at market value ...............  $1,757,092     $ 118,016,279     $ 10,681,214
Net premiums receivable (payable) .........      (1,234)           34,569           23,798
                                             ----------     -------------     ------------
    TOTAL NET ASSETS ......................  $1,755,858     $ 118,050,848     $ 10,705,012
                                             ==========     =============     ============
NET ASSET DISTRIBUTION
  Ensemble ................................
  Ensemble II .............................  $1,755,858     $ 118,050,848     $ 10,705,012
                                             ----------     -------------     ------------
    TOTAL NET ASSETS ......................  $1,755,858     $ 118,050,848     $ 10,705,012
                                             ==========     =============     ============
UNITS OUTSTANDING
  Ensemble ................................
  Ensemble II .............................     137,722         5,182,440          703,899
NET ASSET VALUE PER UNIT
  Ensemble ................................
  Ensemble II .............................  $   12.750     $      22.781     $     15.209


                                                   MFS          Oppenheimer      Oppenheimer      Templeton
                                                Utilities          Bond        Strategic Bond   International
                                                Division         Division         Division        Division
                                            ---------------- ---------------- ---------------- --------------
ASSETS
Investments at cost .......................   $ 10,400,906     $ 20,267,178      $3,031,062     $57,221,420
                                              ============     ============      ==========     ===========
Investments at market value ...............   $ 12,769,955     $ 19,430,460      $3,033,798     $68,583,089
Net premiums receivable (payable) .........          3,857            1,630         (77,951)        (38,659)
                                              ------------     ------------      ----------     -----------
    TOTAL NET ASSETS ......................   $ 12,773,812     $ 19,432,090      $2,955,847     $68,544,430
                                              ============     ============      ==========     ===========
NET ASSET DISTRIBUTION
  Ensemble ................................                    $     26,936
  Ensemble II .............................   $ 12,773,812       19,405,154      $2,955,847     $68,544,430
                                              ------------     ------------      ----------     -----------
    TOTAL NET ASSETS ......................   $ 12,773,812     $ 19,432,090      $2,955,847     $68,544,430
                                              ============     ============      ==========     ===========
UNITS OUTSTANDING
  Ensemble ................................                           1,217
  Ensemble II .............................        814,809          910,153         288,268       3,342,285
NET ASSET VALUE PER UNIT
  Ensemble ................................                    $     22.139
  Ensemble II .............................   $     15.678     $     21.322      $   10.255     $    20.510

See notes to financial statements.

                             STATEMENT OF OPERATIONS

                             JPF SEPARATE ACCOUNT A

                                                                  JPVF
                                                              International
                                                                 Equity
                                                                Division
                                                   -----------------------------------
                                                                       Period from             JPVF World Growth Stock Division
                                                                   January 15, 1998(a)  -------------------------------------------
                                                     Year Ended            to                      Year Ended December 31,
                                                    December 31,      December 31,      -------------------------------------------
                                                        1999              1998               1999           1998            1997
                                                   -------------- --------------------  ------------- --------------- -------------
Investment Income:
  Dividend income ................................  $       --          $     --         $   359,571     $2,325,200     $ 2,476,350
  Distributions of realized gains ................          --            27,704           1,324,887      7,901,423      13,293,185
                                                    ----------          --------         -----------     ----------     -----------
                                                            --            27,704           1,684,458     10,226,623      15,769,535

Expenses:
  Mortality and expense risk charge ..............     129,696            29,866           1,061,262      1,080,424       1,001,394
                                                    ----------          --------         -----------     ----------     -----------
    Net investment income (loss) .................    (129,696)           (2,162)            623,196      9,146,199      14,768,141
                                                    ----------          --------         -----------     ----------     -----------

Gain (loss) on investments:
  Net realized gain (loss) on investments ........     720,386            (1,410)          1,558,287      1,498,732       1,393,920
  Change in net unrealized gain (loss)
   on investments ................................   4,015,470           550,363          19,480,089     (8,293,399)     (2,140,961)
                                                    ----------          --------         -----------     ----------     -----------
  Net gain (loss) on investments .................   4,735,856           548,953          21,038,376     (6,794,667)       (747,041)
                                                    ----------          --------         -----------     ----------     -----------
  Increase (decrease) in
   net assets from operations ....................  $4,606,160          $546,791         $21,661,572     $2,351,532     $14,021,100
                                                    ==========          ========         ===========     ==========     ===========




                                                            JPVF Global Hard Assets Division
                                                     ----------------------------------------------
                                                                 Year Ended December 31,
                                                     ----------------------------------------------
                                                           1999           1998            1997
                                                     --------------- -------------  ---------------
Investment Income:
  Dividend income .................................  $    5,738       $   72,099    $    52,180
  Distributions of realized gains .................          --               --        154,999
                                                     ----------       ----------    -----------
                                                          5,738           72,099        207,179

Expenses:
  Mortality and expense risk charge ...............      51,987           43,859         60,762
                                                     ----------       ----------    -----------
    Net investment income (loss) ..................     (46,249)          28,240        146,417
                                                     ----------       ----------    -----------

Gain (loss) on investments:
  Net realized gain (loss) on investments .........  (1,083,450)        (826,362)    (1,020,911)
  Change in net unrealized gain (loss)
   on investments .................................   1,807,479          121,013     (2,862,423)
                                                     ----------       ----------    -----------
  Net gain (loss) on investments ..................     724,029         (705,349)    (3,883,334)
                                                     ----------       ----------    -----------
  Increase (decrease) in
   net assets from operations .....................  $  677,780       $ (677,109)   $(3,736,917)
                                                     ==========       ==========    ===========


(a) Commencement of operations

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                          JPVF Emerging Growth Division
                                                   -------------------------------------------
                                                             Year Ended December 31,
                                                   -------------------------------------------
                                                         1999           1998          1997
                                                   --------------- -------------- ------------
Investment Income:
  Dividend income ................................   $        --    $        --    $       --
  Distributions of realized gains ................            --        562,053     2,355,925
                                                     -----------    -----------    ----------
                                                              --        562,053     2,355,925

Expenses:
  Mortality and expense risk charge ..............       821,544        549,991       341,819
                                                     -----------    -----------    ----------
    Net investment income (loss) .................      (821,544)        12,062     2,014,106
                                                     -----------    -----------    ----------

Gain on investments:
  Net realized gain on investments ...............     3,161,020      1,477,889       528,900
  Change in net unrealized gain on investments ...    59,901,442     16,294,927     3,845,746
                                                     -----------    -----------    ----------
  Net gain on investments ........................    63,062,462     17,772,816     4,374,646
                                                     -----------    -----------    ----------
    Increase in net assets from operations .......   $62,240,918    $17,784,878    $6,388,752
                                                     ===========    ===========    ==========

                                                           JPVF Capital Growth Division
                                                   --------------------------------------------
                                                             Year Ended December 31,
                                                   --------------------------------------------
                                                        1999           1998           1997
                                                   -------------- -------------- --------------
Investment Income:
  Dividend income ................................  $        --    $        --    $    21,278
  Distributions of realized gains ................    5,837,977      9,631,854      5,556,589
                                                    -----------    -----------    -----------
                                                      5,837,977      9,631,854      5,577,867

Expenses:
  Mortality and expense risk charge ..............    2,091,275      1,396,476        962,680
                                                    -----------    -----------    -----------
    Net investment income (loss) .................    3,746,702      8,235,378      4,615,187
                                                    -----------    -----------    -----------

Gain on investments:
  Net realized gain on investments ...............    1,944,106      2,650,023        827,249
  Change in net unrealized gain on investments ...   85,575,214     38,211,343     19,770,192
                                                    -----------    -----------    -----------
  Net gain on investments ........................   87,519,320     40,861,366     20,597,441
                                                    -----------    -----------    -----------
    Increase in net assets from operations .......  $91,266,022    $49,096,744    $25,212,628
                                                    ===========    ===========    ===========

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A


                                                                                                            JPVF
                                                                                                           Growth
                                                                                                          Division
                                                                                             -----------------------------------
                                                       JPVF Small Company Division                               Period from
                                             -----------------------------------------------                 January 20, 1998(a)
                                                         Year Ended December 31,               Year Ended            to
                                             -----------------------------------------------  December 31,      December 31,
                                                   1999            1998            1997           1999              1998
                                             --------------- ---------------- -------------- -------------- --------------------
Investment Income:
  Dividend income ..........................  $    102,370    $     888,637    $   377,561     $       --        $      --
  Distributions of realized gains ..........     1,905,734        7,682,840      7,681,445         36,111               --
                                              ------------    -------------    -----------     ----------        ---------
                                                 2,008,104        8,571,477      8,059,006         36,111               --

Expenses:
  Mortality and expense risk charge ........       698,842          791,529        717,430         63,641            6,809
                                              ------------    -------------    -----------     ----------        ---------
    Net investment income (loss) ...........     1,309,262        7,779,948      7,341,576        (27,530)          (6,809)
                                              ------------    -------------    -----------     ----------        ---------

Gain (loss) on investments:
  Net realized gain (loss) on investments ..    (1,289,759)         939,643      1,112,075        101,362          (46,655)
  Change in net unrealized gain (loss)
   on investments ..........................    10,478,964      (20,294,880)     7,517,633      6,934,317          231,287
                                              ------------    -------------    -----------     ----------        ---------
  Net gain (loss) on investments ...........     9,189,205      (19,355,237)     8,629,708      7,035,679          184,632
                                              ------------    -------------    -----------     ----------        ---------
    Increase (decrease) in
     net assets from operations ............  $ 10,498,467    $ (11,575,289)   $15,971,284     $7,008,149        $ 177,823
                                              ============    =============    ===========     ==========        =========

(a) Commencement of operations

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                  JPVF Growth & Income Division                 JPVF Balanced Division
                                           ------------------------------------------- ----------------------------------------
                                                     Year Ended December 31,                   Year Ended December 31,
                                           ------------------------------------------- ----------------------------------------
                                                1999          1998           1997          1999          1998          1997
                                           ------------- ------------- --------------- ------------ ------------- -------------
Investment Income:
  Dividend income .........................  $       --    $  404,228    $     294,059   $    6,369   $  554,007    $  547,519
  Distributions of realized gains .........     408,080            --        8,675,134      589,559    2,074,977     3,433,962
                                             ----------    ----------    -------------   ----------   ----------    ----------
                                                408,080       404,228        8,969,193      595,928    2,628,984     3,981,481

Expenses:
  Mortality and expense risk charge .......     513,429       435,459          298,852      322,184      256,295       199,545
                                             ----------    ----------    -------------   ----------   ----------    ----------
    Net investment income (loss) ..........    (105,349)      (31,231)       8,670,341      273,744    2,372,689     3,781,936
                                             ----------    ----------    -------------   ----------   ----------    ----------

Gain (loss) on investments:
  Net realized gain (loss) on investments .   1,036,064       781,929          763,718      250,283      111,626       125,127
  Change in net unrealized gain (loss)
   on investments .........................   1,596,857     4,120,409       (1,791,862)   6,776,884    1,976,202      (829,904)
                                             ----------    ----------    -------------   ----------   ----------    ----------
  Net gain (loss) on investments ..........   2,632,921     4,902,338       (1,028,144)   7,027,167    2,087,828      (704,777)
                                             ----------    ----------    -------------   ----------   ----------    ----------
    Increase (decrease) in
     net assets from operations ...........  $2,527,572    $4,871,107    $   7,642,197   $7,300,911   $4,460,517    $3,077,159
                                             ==========    ==========    =============   ==========   ==========    ==========

                                                       JPVF High Yield
                                                           Division
                                              ----------------------------------
                                                                 Period from
                                                              January 8, 1998(a)
                                                Year Ended            to
                                               December 31,      December 31,
                                                   1999              1998
                                              -------------- -------------------
Investment Income:
  Dividend income .........................    $   434,055       $  296,661
  Distributions of realized gains .........             --               --
                                               -----------       ----------
                                                   434,055          296,661

Expenses:
  Mortality and expense risk charge .......         55,669           32,443
                                               -----------       ----------
    Net investment income (loss) ..........        378,386          264,218
                                               -----------       ----------

Gain (loss) on investments:
  Net realized gain (loss) on investments .        (40,844)         (77,480)
  Change in net unrealized gain (loss)
   on investments .........................       (124,383)        (287,866)
                                               -----------       ----------
  Net gain (loss) on investments ..........       (165,227)        (365,346)
                                               -----------       ----------
    Increase (decrease) in
     net assets from operations ...........    $   213,159       $ (101,128)
                                               ===========       ==========

(a) Commencement of operations

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                    JPVF Money Market Division         Fidelity VIP II Contrafund Division
                                               ------------------------------------- ----------------------------------------
                                                      Year Ended December 31,                Year Ended December 31,
                                               ------------------------------------- ----------------------------------------
                                                    1999         1998        1997         1999          1998         1997
                                               ------------- ----------- ----------- ------------- ------------- ------------
Investment Income:
  Dividend income ............................  $        --   $507,941    $ 425,055   $   215,838   $  141,812    $   53,570
  Distributions of realized gains ............           --         --           --     1,582,814    1,043,329       141,577
                                                -----------   --------    ---------   -----------   ----------    ----------
                                                         --    507,941      425,055     1,798,652    1,185,141       195,147

Expenses:
  Mortality and expense risk charge ..........      177,261    111,692       90,263       461,629      246,378       112,772
                                                -----------   --------    ---------   -----------   ----------    ----------
    Net investment income (loss) .............     (177,261)   396,249      334,792     1,337,023      938,763        82,375
                                                -----------   --------    ---------   -----------   ----------    ----------

Gain (loss) on investments:
  Net realized gain (loss) on investments.....      142,086     53,452       61,042     1,161,891      381,646       143,362
  Change in net unrealized gain (loss)
   on investments ............................      740,327     20,157      (11,529)    9,007,322    6,265,813     1,928,296
                                                -----------   --------    ---------   -----------   ----------    ----------
  Net gain (loss) on investments .............      882,413     73,609       49,513    10,169,213    6,647,459     2,071,658
                                                -----------   --------    ---------   -----------   ----------    ----------
    Increase in net assets
     from operations .........................  $   705,152   $469,858    $ 384,305   $11,506,236   $7,586,222    $2,154,033
                                                ===========   ========    =========   ===========   ==========    ==========


                                                            Fidelity
                                                       VIP Equity Income
                                                            Division
                                               ----------------------------------
                                                                  Period from
                                                               January 8, 1998(a)
                                                 Year Ended            to
                                                December 31,      December 31,
                                                    1999              1998
                                               -------------- -------------------
Investment Income:
  Dividend income ............................  $    69,348       $     8,570
  Distributions of realized gains ............      153,295            30,500
                                                -----------       -----------
                                                    222,643            39,070

Expenses:
  Mortality and expense risk charge ..........       67,673            38,308
                                                -----------       -----------
    Net investment income (loss) .............      154,970               762
                                                -----------       -----------

Gain (loss) on investments:
  Net realized gain (loss) on investments.....       85,743          (114,816)
  Change in net unrealized gain (loss)
   on investments ............................     (139,539)          192,755
                                                -----------       -----------
  Net gain (loss) on investments .............      (53,796)           77,939
                                                -----------       -----------
    Increase in net assets
     from operations .........................  $   101,174       $    78,701
                                                ===========       ===========

(a) Commencement of operations.

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                        Fidelity
                                                       VIP Growth
                                                        Division
                                           ----------------------------------
                                                              Period from        Fidelity VIP High Income Division
                                                           January 8, 1998(a) ---------------------------------------
                                             Year Ended            to                 Year Ended December 31,
                                            December 31,      December 31,    ---------------------------------------
                                                1999              1998             1999          1998         1997
                                           -------------- ------------------- ------------- ------------- -----------
Investment Income:
  Dividend income ........................   $   17,820       $      141       $   224,955   $  398,490    $248,474
  Distributions of realized gains ........    1,120,427            3,709             8,409      253,207      30,711
                                             ----------       ----------       -----------   ----------    --------
                                              1,138,247            3,850           233,364      651,697     279,185

Expenses:
  Mortality and expense risk charge ......      233,111           18,771            19,003       35,359      45,794
                                             ----------       ----------       -----------   ----------    --------
    Net investment income (loss) .........      905,136          (14,921)          214,361      616,338     233,391
                                             ----------       ----------       -----------   ----------    --------

Gain (loss) on investments:
  Net realized gain (loss) on investments.       59,375          (10,197)         (120,010)      97,475      71,464
  Change in net unrealized gain (loss)
   on investments ........................    8,178,073        1,136,063            63,150     (784,352)    451,237
                                             ----------       ----------       -----------   ----------    --------
  Net gain (loss) on investments .........    8,237,448        1,125,866           (56,860)    (686,877)    522,701
                                             ----------       ----------       -----------   ----------    --------
    Increase (decrease) in net assets
     from operations .....................   $9,142,584       $1,110,945       $   157,501   $  (70,539)   $756,092
                                             ==========       ==========       ===========   ==========    ========

                                               Fidelity VIP II Index 500 Division
                                           ------------------------------------------
                                                     Year Ended December 31,
                                           ------------------------------------------
                                                1999          1998          1997
                                           ------------- ------------- -------------
Investment Income:
  Dividend income ........................  $   781,774   $   371,052   $  101,288
  Distributions of realized gains ........      530,490       859,422      205,527
                                            -----------   -----------   ----------
                                              1,312,264     1,230,474      306,815

Expenses:
  Mortality and expense risk charge ......      887,561       431,588      164,470
                                            -----------   -----------   ----------
    Net investment income (loss) .........      424,703       798,886      142,345
                                            -----------   -----------   ----------

Gain (loss) on investments:
  Net realized gain (loss) on investments.    3,073,138       551,714      435,364
  Change in net unrealized gain (loss)
   on investments ........................   14,391,208    10,456,961    3,844,079
                                            -----------   -----------   ----------
  Net gain (loss) on investments .........   17,464,346    11,008,675    4,279,443
                                            -----------   -----------   ----------
    Increase (decrease) in net assets
     from operations .....................  $17,889,049   $11,807,561   $4,421,788
                                            ===========   ===========   ==========

(a) Commencement of operations

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                               MFS Research                        MFS Utilities
                                                                 Division                            Division
                                                    ----------------------------------- -----------------------------------
                                                                        Period from                         Period from
                                                                    January 8, 1998(a)                  January 12, 1998(a)
                                                      Year Ended            to            Year Ended            to
                                                     December 31,      December 31,      December 31,      December 31,
                                                         1999              1998              1999              1998
                                                    -------------- -------------------- -------------- --------------------
Investment Income:
  Dividend income .................................   $   13,020       $     3,768        $   60,485         $ 13,390
  Distributions of realized gains .................       68,803            49,416           304,120           60,878
                                                      ----------       -----------        ----------         --------
                                                          81,823            53,184           364,605           74,268

Expenses:
  Mortality and expense risk charge ...............       65,517            22,916            68,471           17,630
                                                      ----------       -----------        ----------         --------
    Net investment income .........................       16,306            30,268           296,134           56,638
                                                      ----------       -----------        ----------         --------

Gain (loss) on investments:
  Net realized gain (loss) on investments .........      107,800          (192,250)          154,941           38,000
  Change in net unrealized gain (loss)
   on investments .................................    1,704,948           335,616         2,096,308          272,742
                                                      ----------       -----------        ----------         --------
  Net gain (loss) on investments ..................    1,812,748           143,366         2,251,249          310,742
                                                      ----------       -----------        ----------         --------
    Increase (decrease) in net assets
     from Operations ..............................   $1,829,054       $   173,634        $2,547,383         $367,380
                                                      ==========       ===========        ==========         ========


                                                            Oppenheimer Bond Division
                                                    ----------------------------------------
                                                             Year Ended December 31,
                                                    ----------------------------------------
                                                          1999          1998        1997
                                                    --------------- ----------- -----------
Investment Income:
  Dividend income .................................  $     861,797   $229,399    $754,014
  Distributions of realized gains .................         82,763    207,606      12,303
                                                     -------------   --------    --------
                                                           944,560    437,005     766,317

Expenses:
  Mortality and expense risk charge ...............        173,390    145,903     114,725
                                                     -------------   --------    --------
    Net investment income .........................        771,170    291,102     651,592
                                                     -------------   --------    --------

Gain (loss) on investments:
  Net realized gain (loss) on investments .........       (134,605)   296,390      31,843
  Change in net unrealized gain (loss)
   on investments .................................     (1,114,314)   247,987     235,133
                                                     -------------   --------    --------
  Net gain (loss) on investments ..................     (1,248,919)   544,377     266,976
                                                     -------------   --------    --------
    Increase (decrease) in net assets
     from Operations ..............................  $    (477,749)  $835,479    $918,568
                                                     =============   ========    ========

(a) Commencement of operations

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                            Oppenheimer
                                                          Strategic Bond
                                                             Division
                                                -----------------------------------
                                                                    Period from          Templeton International Division
                                                                January 12, 1998(a) ------------------------------------------
                                                  Year Ended            to                    Year Ended December 31,
                                                 December 31,      December 31,     ------------------------------------------
                                                     1999              1998              1999          1998          1997
                                                -------------- -------------------- ------------- ------------- -------------
Investment Income:
  Dividend income .............................   $ 109,302          $  5,696        $ 1,540,020   $1,024,661    $  678,464
  Distributions of realized gains .............          --             3,670          5,349,542    1,831,974       272,716
                                                  ---------          --------        -----------   ----------    ----------
                                                    109,302             9,366          6,889,562    2,856,635       951,180
Expenses:
  Mortality and expense risk charge ...........      20,608             8,104            529,156      429,430       301,799
                                                  ---------          --------        -----------   ----------    ----------
    Net investment income .....................      88,694             1,262          6,360,406    2,427,205       649,381
                                                  ---------          --------        -----------   ----------    ----------
Gain (loss) on investments:
  Net realized gain (loss) on investments .....     (19,086)           (2,048)           338,691      776,195       828,887
  Change in net unrealized gain (loss)
    on investments ............................     (22,018)           24,753          5,803,054      295,855     2,126,633
                                                  ---------          --------        -----------   ----------    ----------
  Net gain (loss) on investments ..............     (41,104)           22,705          6,141,745    1,072,050     2,955,520
                                                  ---------          --------        -----------   ----------    ----------
    Increase in net assets
     from operations ..........................   $  47,590          $ 23,967        $12,502,151   $3,499,255    $3,604,901
                                                  =========          ========        ===========   ==========    ==========

(a) Commencement of operations

See notes to financial statements.

                       STATEMENT OF CHANGES IN NET ASSETS

                             JPF SEPARATE ACCOUNT A

                                                            JPVF
                                                        International
                                                           Equity
                                                          Division
                                             -----------------------------------           JPVF World Growth Stock Division
                                                                 Period from      -------------------------------------------------
                                               Year Ended    January 15, 1998(a)               Year Ended December 31,
                                              December 31,           to           -------------------------------------------------
                                                  1999        December 31, 1998         1999             1998            1997
                                             -------------- --------------------  ---------------- --------------- ----------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) ..............  $   (129,696)      $   (2,162)       $     623,196   $  9,146,199      $ 14,768,141
 Net realized gain (loss) on investments ...       720,386           (1,410)           1,558,287      1,498,732         1,393,920
 Change in net unrealized gain (loss)
  on investments ...........................     4,015,470          550,363           19,480,089     (8,293,399)       (2,140,961)
                                              ------------       ----------        -------------   ------------      ------------
Increase (decrease) in net assets from
 operations ................................     4,606,160          546,791           21,661,572      2,351,532        14,021,100
Contractholder transactions--Note F:
 Transfers of net premiums .................     3,996,999        1,201,519           16,845,423     19,624,937        20,387,148
 Transfers from/to General Account
  and within Separate Account, net .........     5,710,860        6,623,800          (19,163,711)   (12,458,969)       (4,647,630)
 Transfers of cost of insurance ............    (1,006,092)        (238,990)          (7,185,745)    (7,802,232)       (7,901,778)
 Transfers on account of death .............        (1,803)         (12,068)            (284,192)      (329,223)         (143,565)
 Transfers on account of other                                                                --
  terminations .............................       (22,117)          16,339           (1,514,073)    (2,164,208)       (2,830,872)
                                              ------------       ----------        -------------   ------------      ------------
Net increase (decrease) in net assets
 derived from contractholder transactions ..     8,677,847        7,590,600          (11,302,298)    (3,129,695)        4,863,303
Net increase (decrease) in net assets ......    13,284,007        8,137,391           10,359,274       (778,163)       18,884,403
                                              ------------       ----------        -------------   ------------      ------------
Balance at beginning of year ...............     8,137,391               --          117,198,547    117,976,710        99,092,307
                                              ------------       ----------        -------------   ------------      ------------
Balance at end of year .....................  $ 21,421,398       $8,137,391        $ 127,557,821   $117,198,547      $117,976,710
                                              ============       ==========        =============   ============      ============






                                                             JPVF Global Hard Assets Division
                                                     ----------------------------------------------
                                                                Year Ended December 31,
                                                     ---------------- ------------- ---------------
                                                           1999            1998           1997
                                                     ---------------  ------------- ---------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) .....................   $     (46,249)   $   28,240    $     146,417
 Net realized gain (loss) on investments ..........      (1,083,450)     (826,362)      (1,020,911)
 Change in net unrealized gain (loss)
  on investments ..................................       1,807,479       121,013       (2,862,423)
                                                      -------------    ----------    -------------
Increase (decrease) in net assets from
 operations .......................................         677,780      (677,109)      (3,736,917)
Contractholder transactions--Note F:
 Transfers of net premiums ........................       1,235,187     1,192,112        1,487,487
 Transfers from/to General Account
  and within Separate Account, net ................        (275,408)     (854,463)         594,080
 Transfers of cost of insurance ...................        (460,243)     (412,766)        (522,160)
 Transfers on account of death ....................          (5,186)       (4,158)          (5,118)
 Transfers on account of other
  terminations ....................................         (80,350)     (113,411)        (297,357)
                                                      -------------    ----------    -------------
Net increase (decrease) in net assets
 derived from contractholder transactions .........         414,000      (192,686)       1,256,932
Net increase (decrease) in net assets .............       1,091,780      (869,795)      (2,479,985)
                                                      -------------    ----------    -------------
Balance at beginning of year ......................       4,403,609     5,273,404        7,753,389
                                                      -------------    ----------    -------------
Balance at end of year ............................   $   5,495,389    $4,403,609    $   5,273,404
                                                      =============    ==========    =============

(a) Commencement of operations

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                   JPVF Emerging Growth Division                JPVF Capital Growth Division
                                             -----------------------------------------   -------------------------------------------
                                                       Year Ended December 31,                     Year Ended December 31,
                                             -----------------------------------------   -------------------------------------------
                                                   1999          1998         1997           1999           1998           1997
                                              ------------   -----------   -----------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) ..............  $   (821,544)  $    12,062   $ 2,014,106  $  3,746,702   $  8,235,378   $  4,615,187
 Net realized gain (loss)
  on investments ...........................     3,161,020     1,477,889       528,900     1,944,106      2,650,023        827,249
 Change in net unrealized gain (loss)
  on investments ...........................    59,901,442    16,294,927     3,845,746    85,575,214     38,211,343     19,770,192
                                              ------------   -----------   -----------  ------------   ------------   ------------
Increase (decrease) in net assets from
 operations ................................    62,240,918    17,784,878     6,388,752    91,266,022     49,096,744     25,212,628
Contractholder transactions--Note F:
 Transfers of net premiums .................    17,827,633    15,940,085    12,081,437    36,826,017     29,497,989     23,605,444
 Transfers from/to General Account
  and within Separate Account, net .........    (2,063,189)      893,513     7,761,806    11,080,254        358,425      2,703,509
 Transfers of cost of insurance ............    (5,826,562)   (4,518,851)   (3,150,610)  (13,445,085)   (10,254,190)    (7,961,359)
 Transfers on account of death .............      (165,890)      (55,398)      (29,914)     (341,019)      (314,463)      (104,089)
 Transfers on account of other
  terminations .............................      (732,498)     (634,670)     (617,379)   (2,211,653)    (2,015,250)    (2,348,433)
                                              ------------   -----------   -----------  ------------   ------------   ------------
Net increase (decrease) in net assets
 derived from contractholder transactions ..     9,039,494    11,624,679    16,045,340    31,908,514     17,272,511     15,895,072
Net increase (decrease) in net assets ......    71,280,412    29,409,557    22,434,092   123,174,536     66,369,255     41,107,700
                                              ------------   -----------   -----------  ------------   ------------   ------------
Balance at beginning of year ...............    78,902,113    49,492,556    27,058,464   190,144,825    123,775,570     82,667,870
                                              ------------   -----------   -----------  ------------   ------------   ------------
Balance at end of year .....................  $150,182,525   $78,902,113   $49,492,556  $313,319,361   $190,144,825   $123,775,570
                                              ============   ===========   ===========  ============   ============   ============



                                                         JPVF Small Company Division
                                             ------------------------------------------------
                                                            Year Ended December 31,
                                             ------------------------------------------------
                                                   1999            1998             1997
                                             -------------------------------- ---------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) ..............  $    1,309,262  $    7,779,948   $  7,341,576
 Net realized gain (loss)
  on investments ...........................      (1,289,759)        939,643      1,112,075
 Change in net unrealized gain (loss)
  on investments ...........................      10,478,964     (20,294,880)     7,517,633
                                              --------------  --------------   ------------
Increase (decrease) in net assets from
 operations ................................      10,498,467     (11,575,289)    15,971,284
Contractholder transactions--Note F:
 Transfers of net premiums .................      13,211,682      15,832,378     15,002,595
 Transfers from/to General Account
  and within Separate Account, net .........     (11,233,252)     (1,321,696)    (3,643,068)
 Transfers of cost of insurance ............      (5,181,027)     (6,129,383)    (5,977,445)
 Transfers on account of death .............        (207,494)       (182,629)      (138,279)
 Transfers on account of other
  terminations .............................        (940,537)     (1,303,312)    (2,043,613)
                                              --------------  --------------   ------------
Net increase (decrease) in net assets
 derived from contractholder transactions ..      (4,350,628)      6,895,358      3,200,190
Net increase (decrease) in net assets ......       6,147,839      (4,679,931)    19,171,474
                                              --------------  --------------   ------------
Balance at beginning of year ...............      84,528,832      89,208,763     70,037,289
                                              --------------  --------------   ------------
Balance at end of year .....................  $   90,676,671  $   84,528,832   $ 89,208,763
                                              ==============  ==============   ============

(a) Commencement of operations.

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A




                                                            JPVF
                                                           Growth
                                                          Division
                                             -----------------------------------
                                                                 Period from           JPVF World Growth & Income Division
                                                             January 20, 1998(a)  ----------------------------------------------
                                               Year Ended            to                      Year Ended December 31,
                                              December 31,      December 31,      ----------------------------------------------
                                                  1999              1998               1999            1998            1997
                                             -------------- --------------------  -------------- --------------- ---------------
INCREASE IN NET ASSETS
Operations:
 Net investment income (loss) ..............  $   (27,530)       $   (6,809)       $   (105,349)  $    (31,231)   $  8,670,341
 Net realized gain (loss) on investments ...      101,362           (46,655)          1,036,064        781,929         763,718
 Change in net unrealized gain (loss)
  on investments ...........................    6,934,317           231,287           1,596,857      4,120,409      (1,791,862)
                                              -----------        ----------        ------------   ------------    ------------
Increase in net assets from operations .....    7,008,149           177,823           2,527,572      4,871,107       7,642,197
Contractholder transactions--Note F:
 Transfers of net premiums .................    2,139,922           509,810
 Transfers from/to General Account                                                   10,779,535     10,756,077       8,132,090
  and within Separate Account, net .........   11,691,084         1,036,375
 Transfers of cost of insurance ............     (554,122)          (70,647)         (2,106,086)    (1,037,359)      5,643,742
 Transfers on account of death .............         (857)               --          (3,899,334)    (3,696,570)     (2,745,042)
 Transfers on account of other                                                         (104,919)       (92,605)        (45,431)
  terminations..............................      (35,596)            2,676
                                              -----------        ----------            (534,017)      (591,078)       (658,736)
Net increase in net assets derived                                                 ------------   ------------    ------------
 from contractholder transactions ..........   13,240,431         1,478,214
Net increase in net assets .................   20,248,580         1,656,037           4,135,179      5,338,465      10,326,623
                                              -----------        ----------           6,662,751     10,209,572      17,968,820
Balance at beginning of year ...............    1,656,037                --        ------------   ------------    ------------
                                              -----------        ----------          52,465,633     42,256,061      24,287,241
Balance at end of year .....................  $21,904,617        $1,656,037        ------------   ------------    ------------
                                              ===========        ==========        $ 59,128,384   $ 52,465,633    $ 42,256,061
                                                                                   ============   ============    ============
                                                         JPVF Balanced Division
                                             ----------------------------------------------
                                                         Year Ended December 31,
                                             ----------------------------------------------
                                                   1999            1998            1997
                                             --------------- --------------- --------------
INCREASE IN NET ASSETS
Operations:
 Net investment income (loss) .............   $    273,744    $  2,372,689    $  3,781,936
 Net realized gain (loss) on investments ..        250,283         111,626         125,127
 Change in net unrealized gain (loss)
  on investments ..........................      6,776,884       1,976,202        (829,904)
                                              ------------    ------------    ------------
Increase in net assets from operations ....      7,300,911       4,460,517       3,077,159

Contractholder transactions--Note F:
 Transfers of net premiums ................      5,826,918       5,092,290       4,506,381
 Transfers from/to General Account
  and within Separate Account, net ........       (749,285)        631,049        (154,536)
 Transfers of cost of insurance ...........     (2,143,582)     (1,897,240)     (1,580,912)
 Transfers on account of death ............        (33,556)       (107,286)        (32,682)
 Transfers on account of other
  terminations.............................       (372,514)       (477,084)       (480,806)
                                              ------------    ------------    ------------
Net increase in net assets derived
 from contractholder transactions .........      2,527,981       3,241,729       2,257,445
Net increase in net assets ................      9,828,892       7,702,246       5,334,604
                                              ------------    ------------    ------------
Balance at beginning of year ..............     32,522,371      24,820,125      19,485,521
                                              ------------    ------------    ------------
Balance at end of year ....................   $ 42,351,263    $ 32,522,371    $ 24,820,125
                                              ============    ============    ============

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                                JPVF
                                                          High Yield Bond
                                                              Division
                                                 ----------------------------------                       JPVF
                                                                    Period from                  Money Market Division
                                                                 January 8, 1998(a)  ----------------------------------------------
                                                   Year Ended            to                     Year Ended December 31,
                                                  December 31,      December 31,     ----------------------------------------------
                                                      1999              1998              1999            1998            1997
                                                 -------------- -------------------  -------------- --------------- ---------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) ..................   $  378,386       $  264,218        $   (177,261)   $   396,249    $     334,792
 Net realized gain (loss) on investments .......      (40,844)         (77,480)            142,086         53,452           61,042
 Change in net unrealized gain (loss)
  on investments ...............................     (124,383)        (287,866)            740,327         20,157          (11,529)
                                                   ----------       ----------        ------------    -----------    -------------
Increase (decrease) in net assets from
 operations ....................................      213,159         (101,128)            705,152        469,858          384,305

Contractholder transactions--Note F:
 Transfers of net premiums .....................    1,611,508          599,541           7,019,291      4,544,085        4,688,133
 Transfers from/to General Account
  and within Separate Account, net .............     (711,546)       4,764,419           2,287,638      2,798,249       (2,751,900)
 Transfers of cost of insurance ................     (376,460)        (255,751)         (1,446,885)      (915,629)        (782,134)
 Transfers on account of death .................         (342)              --              (7,579)          (578)          (6,947)
 Transfers on account of other
  terminations .................................       (2,318)         (23,575)           (190,803)      (302,128)        (592,016)
                                                   ----------       ----------        ------------    -----------    -------------
Net increase in net assets derived
 from contractholder transactions ..............      520,842        5,084,634           7,661,662      6,123,999          555,136
Net increase in net assets .....................      734,001        4,983,506           8,366,814      6,593,857          939,441
                                                   ----------       ----------        ------------    -----------    -------------
Balance at beginning of year ...................    4,983,506               --          15,544,453      8,950,596        8,011,155
                                                   ----------       ----------        ------------    -----------    -------------
Balance at end of year .........................   $5,717,507       $4,983,506        $ 23,911,267    $15,544,453    $   8,950,596
                                                   ==========       ==========        ============    ===========    =============




                                                        Fidelity VIP II Contrafund Division
                                                  ----------------------------------------------
                                                              Year Ended December 31,
                                                  -----------------------------------------------
                                                        1999            1998            1997
                                                  --------------- --------------- ---------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) ..................   $  1,337,023    $    938,763    $     82,375
 Net realized gain (loss) on investments .......      1,161,891         381,646         143,362
 Change in net unrealized gain (loss)
  on investments ...............................      9,007,322       6,265,813       1,928,296
                                                   ------------    ------------    ------------
Increase (decrease) in net assets from
 operations ....................................     11,506,236       7,586,222       2,154,033

Contractholder transactions--Note F:
 Transfers of net premiums .....................     12,582,864       9,182,744       4,532,969
 Transfers from/to General Account
  and within Separate Account, net .............      3,316,146       8,458,498       8,789,832
 Transfers of cost of insurance ................     (3,837,642)     (2,365,397)     (1,101,248)
 Transfers on account of death .................        (52,782)        (42,331)         (1,382)
 Transfers on account of other
  terminations .................................       (255,359)       (262,093)       (153,334)
                                                   ------------    ------------    ------------
Net increase in net assets derived
 from contractholder transactions ..............     11,753,227      14,971,421      12,066,837
Net increase in net assets .....................     23,259,463      22,557,643      14,220,870
                                                   ------------    ------------    ------------
Balance at beginning of year ...................     41,741,038      19,183,395       4,962,525
                                                   ------------    ------------    ------------
Balance at end of year .........................   $ 65,000,501    $ 41,741,038    $ 19,183,395
                                                   ============    ============    ============

(a) Commencement of operations.

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                               Fidelity                            Fidelity
                                                           VIP Equity Income                      VIP Growth
                                                               Division                            Division
                                                  ----------------------------------- ----------------------------------
                                                                      Period from                        Period from
                                                                  January 8, 1998(a)                  January 8, 1998(a)
                                                    Year Ended            to            Year Ended            to
                                                   December 31,      December 31,      December 31,      December 31,
                                                       1999              1998              1999              1998
                                                  -------------- -------------------- -------------- -------------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) ...................   $  154,970        $      762       $    905,136      $  (14,921)
 Net realized gain (loss) on investments ........       85,743          (114,816)            59,375         (10,197)
 Change in net unrealized gain
  on investments ................................     (139,539)          192,755          8,178,073       1,136,063
                                                    ----------        ----------       ------------      ----------
Increase (decrease) in net assets from
 operations .....................................      101,174            78,701          9,142,584       1,110,945

Contractholder transactions--Note F:
 Transfers of net premiums ......................    3,054,942         1,459,008          7,194,482         925,584
 Transfers from/to General Account
  and within Separate Account, net ..............    3,139,659         2,814,317         23,690,440       5,643,806
 Transfers of cost of insurance .................     (699,983)         (305,514)        (1,881,297)       (177,953)
 Transfers on account of death ..................           --                --             (4,024)             --
 Transfers on account of other
  terminations ..................................      (34,625)           (1,001)          (161,248)        (35,344)
Net increase (decrease) in net assets derived
 from contractholder transactions ...............    5,459,993         3,966,810         28,838,353       6,356,093
Net increase (decrease) in net assets ...........    5,561,167         4,045,511         37,980,937       7,467,038
                                                    ----------        ----------       ------------      ----------
Balance at beginning of year ....................    4,045,511                --          7,467,038              --
                                                    ----------        ----------       ------------      ----------
Balance at end of year ..........................   $9,606,678        $4,045,511       $ 45,447,975      $7,467,038
                                                    ==========        ==========       ============      ==========

                                                        Fidelity VIP High Income Division
                                                  --------------------------------------------
                                                             Year Ended December 31,
                                                  --------------------------------------------
                                                       1999           1998           1997
                                                  ------------- --------------- -------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) ...................  $  214,361    $     616,338   $  233,391
 Net realized gain (loss) on investments ........    (120,010)          97,475       71,464
 Change in net unrealized gain
  on investments ................................      63,150         (784,352)     451,237
                                                   ----------    -------------   ----------
Increase (decrease) in net assets from
 operations .....................................     157,501          (70,539)     756,092

Contractholder transactions--Note F:
 Transfers of net premiums ......................       4,917           82,028    1,344,308
 Transfers from/to General Account
  and within Separate Account, net ..............    (837,892)      (4,577,188)   3,119,835
 Transfers of cost of insurance .................    (102,685)        (264,842)    (362,364)
 Transfers on account of death ..................         (11)            (219)      (3,474)
 Transfers on account of other
  terminations ..................................      (8,950)        (126,841)    (173,019)
Net increase (decrease) in net assets derived
 from contractholder transactions ...............    (944,621)      (4,887,062)   3,925,286
Net increase (decrease) in net assets ...........    (787,120)      (4,957,601)   4,681,378
                                                   ----------    -------------   ----------
Balance at beginning of year ....................   2,542,978        7,500,579    2,819,201
                                                   ----------    -------------   ----------
Balance at end of year ..........................  $1,755,858    $   2,542,978   $7,500,579
                                                   ==========    =============   ==========

(a) Commencement of operations.

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                                                                        MFS Research
                                                                                                          Division
                                                                                             -----------------------------------
                                                   Fidelity VIP II Index 500 Division                            Period from
                                             -----------------------------------------------                 January 8, 1998(a)
                                                         Year Ended December 31,               Year Ended            to
                                             -----------------------------------------------  December 31,      December 31,
                                                   1999            1998            1997           1999              1998
                                             --------------- --------------- --------------- -------------- --------------------
INCREASE IN NET ASSETS
Operations:
 Net investment income .....................  $    424,703   $   798,886     $   142,345      $    16,306        $   30,268
 Net realized gain (loss)
  on investments ...........................     3,073,138       551,714         435,364          107,800          (192,250)
 Change in net unrealized gain
  on investments ...........................    14,391,208    10,456,961       3,844,079        1,704,948           335,616
                                              ------------   -----------     -----------      -----------        ----------
Increase (decrease) in net assets from
 operations ................................    17,889,049    11,807,561       4,421,788        1,829,054           173,634

Contractholder transactions--Note F:
 Transfers of net premiums .................    26,012,390    14,424,002       5,355,400        2,385,029         1,035,071
 Transfers from/to General Account
  and within Separate Account, net .........     9,053,639    22,523,380      13,090,735        2,897,902         3,239,091
 Transfers of cost of insurance ............    (7,515,597)   (3,847,370)     (1,230,424)        (629,066)         (193,228)
 Transfers on account of death .............      (157,655)      (63,585)        (41,017)          (1,372)          (12,135)
 Transfers on account of other
  terminations .............................      (668,878)     (380,850)       (149,305)         (19,098)              130
Net increase in net assets derived from
 contractholder transactions ...............    26,723,899    32,655,577      17,025,389        4,633,395         4,068,929
Net increase in net assets .................    44,612,948    44,463,138      21,447,177        6,462,449         4,242,563
                                              ------------   -----------     -----------      -----------        ----------
Balance at beginning of year ...............    73,437,900    28,974,762       7,527,585        4,242,563                --
                                              ------------   -----------     -----------      -----------        ----------
Balance at end of year .....................  $118,050,848   $73,437,900     $28,974,762      $10,705,012        $4,242,563
                                              ============   ===========     ===========      ===========        ==========




                                                        MFS Utilities
                                                          Division
                                             -----------------------------------
                                                                 Period from                Oppenheimer Bond Division
                                                             January 12, 1998(a) -----------------------------------------------
                                               Year Ended            to                     Year Ended December 31,
                                              December 31,      December 31,     -----------------------------------------------
                                                  1999              1998               1999            1998            1997
                                             -------------- -------------------- --------------- --------------- ---------------
INCREASE IN NET ASSETS
Operations:
 Net investment income .....................  $   296,134        $   56,638      $   771,170     $   291,102      $   651,592
 Net realized gain (loss)
  on investments ...........................      154,941            38,000         (134,605)        296,390           31,843
 Change in net unrealized gain
  on investments ...........................    2,096,308           272,742       (1,114,314)        247,987          235,133
                                              -----------        ----------      -----------     -----------      -----------
Increase (decrease) in net assets from
 operations ................................    2,547,383           367,380         (477,749)        835,479          918,568

Contractholder transactions--Note F:
 Transfers of net premiums .................    1,869,430           730,856        3,187,323       3,736,503        2,691,506
 Transfers from/to General Account
  and within Separate Account, net .........    4,892,184         3,166,986          146,154         595,445         (394,592)
 Transfers of cost of insurance ............     (641,737)         (145,371)      (1,282,193)     (1,076,884)        (918,928)
 Transfers on account of death .............       (6,552)               --          (54,423)        (43,142)         (65,768)
 Transfers on account of other
  terminations .............................      (37,493)           30,746         (143,229)       (227,487)        (384,107)
Net increase in net assets derived from
 contractholder transactions ...............    6,075,832         3,783,217        1,853,632       2,984,435          928,111
Net increase in net assets .................    8,623,215         4,150,597        1,375,883       3,819,914        1,846,679
                                              -----------        ----------      -----------     -----------      -----------
Balance at beginning of year ...............    4,150,597                --       18,056,207      14,236,293       12,389,614
                                              -----------        ----------      -----------     -----------      -----------
Balance at end of year .....................  $12,773,812        $4,150,597      $19,432,090     $18,056,207      $14,236,293
                                              ===========        ==========      ===========     ===========      ===========

(a) Commencement of operations.

                             JPF SEPARATE ACCOUNT A

                                                         Oppenheimer
                                                       Strategic Bond
                                                          Division
                                             -----------------------------------
                                                                 Period from   )       Templeton International I Division
                                                             January 12, 1998(a) -----------------------------------------------
                                               Year Ended            to                      Year Ended December 31,
                                              December 31,      December 31,     -----------------------------------------------
                                                  1999              1998               1999            1998            1997
                                             -------------- -------------------- --------------- --------------- ---------------
INCREASE IN NET ASSETS
Operations:
 Net investment income .....................   $   88,694        $    1,262         $ 6,360,406      $ 2,427,205     $   649,381
 Net realized gain
  on investments ...........................      (19,086)           (2,048)            338,691          776,195         828,887
 Change in net unrealized gain
  on investments ...........................      (22,018)           24,753           5,803,054          295,855       2,126,633
                                               ----------        ----------         -----------      -----------     -----------
Increase in net assets from operations .....       47,590            23,967          12,502,151        3,499,255       3,604,901

Contractholder transactions--Note F:
 Transfers of net premiums .................      636,974           452,931          11,137,465       11,772,271       9,182,098
 Transfers from/to General Account
  and within Separate Account, net .........      781,202         1,307,674          (5,910,457)       2,942,895       7,333,435
 Transfers of cost of insurance ............     (196,836)          (74,702)         (3,422,189)      (3,185,143)     (2,324,520)
 Transfers on account of death .............           --                --            (128,201)         (31,916)        (64,977)
 Transfers on account of other
  terminations .............................      (16,951)           (6,002)           (391,045)        (356,684)       (437,273)
                                               ----------        ----------         -----------      -----------     -----------
Net increase in net assets derived
  from contractholder transactions .........    1,204,389         1,679,901           1,285,573       11,141,423      13,688,763
Net increase in net assets .................    1,251,979         1,703,868          13,787,724       14,640,678      17,293,664
                                               ----------        ----------         -----------      -----------     -----------
Balance at beginning of year ...............    1,703,868                --          54,756,706       40,116,028      22,822,364
                                               ----------        ----------         -----------      -----------     -----------
Balance at end of year .....................   $2,955,847        $1,703,868         $68,544,430      $54,756,706     $40,116,028
                                               ==========        ==========         ===========      ===========     ===========

(a) Commencement of operations.

See notes to consolidated financial statements.

                         NOTES TO FINANCIAL STATEMENTS

                            JPF SEPARATE ACCOUNT A
                               DECEMBER 31, 1999

NOTE A--ORGANIZATION OF ACCOUNT

Jefferson Pilot Financial Separate Account A (the "Separate Account") is a separate account of Jefferson Pilot Financial Insurance Company ("JP Financial"). The Separate Account is organized as a unit investment trust registered under the Investment Act of 1940 as amended. It was established for the purpose of funding flexible premium variable life insurance policies issued by JP Financial. As of December 31, 1999, the Separate Account is comprised of twenty-one investment divisions, eleven of which invest exclusively in the corresponding portfolios of the Jefferson-Pilot Variable Fund, Inc., one of which invests in the Templeton International Fund, five of which invest in certain Fidelity Portfolios, two of which invest in certain Oppenheimer Funds, and two of which invest in certain MFS Funds, all diversified Series Investment Companies. Companies.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments: Investments in shares of the Fund are valued at the net asset value per share which is calculated each day the New York Stock Exchange is open for trading.

Investment Income: Dividend income and distributions of realized gains are recorded on the ex-dividend date.

Investment Transactions: Purchases and sales of shares of the Fund are recorded as of the trade date, the date the transaction is executed.

Federal Income Taxes: The operations of the Separate Account are included in the federal income tax return of JP Financial which is taxed as a life insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the Separate Account.

Expenses: Currently, the Separate Account contains the net assets of two variable insurance policies, Ensemble and Ensemble II. A mortality and expense risk charge payable to JP Financial is accrued daily which will not exceed
 .6%and .9% of the average net asset value of each division of the Separate Account on an annual basis for Ensemble and Ensemble II, respectively.

Use of Estimates: The accompanying financial statements of the Separate Account have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE C--AFFILIATED COMPANY TRANSACTIONS

Administrative services necessary for the operation of the Separate Account are provided by Jefferson Pilot Life Insurance Company, an affiliate of JP Financial. JP Financial is the principal underwriter of the variable insurance contracts that utilize the Separate Account. Jefferson Pilot Variable Corporation, an affiliate of the Company, is the distributor.

NOTE D--DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable life insurance contract will be subject to federal income taxes on the income earned for any period for which the investments of the segregated assets account, on which the contract is based, are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the segregated asset account satisfies the current requirements of the regulations, and it intends that the segregated asset account will continue to meet such requirements.

                            JPF SEPARATE ACCOUNT A
                               DECEMBER 31, 1999

NOTE E--INVESTMENTS

In determining the net realized gain or loss on sales of shares of the Fund, the cost of shares sold has been determined on an average cost basis. For federal income tax purposes, the cost of shares owned at December 31, 1999 is the same as for financial reporting purposes.

Following is a summary of shares of each portfolio of the Fund owned by the respective divisions of the Separate Account and the related net asset values at December 31, 1999.

                                                          Net Asset
                                                            Value
                                           Shares         Per Share
                                        -----------   ----------------
JPVF International Equity Division       1,332,798     $   16.069385
JPVF World Growth Stock Division         4,895,518         26.076172
JPVF Global Hard Assets Division           611,602          8.990947
JPVF Emerging Growth Division            3,689,566         40.674453
JPVF Capital Growth Division             7,974,859         39.265001
JPVF Small Company Division              5,024,169         18.054505
JPVF Growth Division                       933,447         23.377614
JPVF Growth & Income Division            2,948,651         20.063152
JPVF Balanced Division                   2,772,661         15.270695
JPVF High Yield Division                   575,664          9.188039
JPVF Money Market Division               2,194,261         10.846432
Fidelity VIP II Contrafund Division      2,228,829         29.150000
Fidelity VIP Equity Income Division        363,619         25.710000
Fidelity VIP Growth Division               824,121         54.930000
Fidelity VIP High Income Division          155,357         11.310000
Fidelity VIP II Index 500 Division         704,954        167.410000
MFS Research Division                      457,636         23.340000
MFS Utilities Division                     528,558         24.160000
Oppenheimer Bond Division                1,686,672         11.520000
Oppenheimer Strategic Division             610,422          4.970000
Templeton International I Division       3,082,386         22.250000

                            JPF SEPARATE ACCOUNT A
                               DECEMBER 31, 1999

NOTE F--CONTRACTHOLDER TRANSACTIONS

                                                                    For the period
                                                                  January 15, 1998(a)
                                     Year Ended December 31,            through
                                               1999                December 31, 1998
                                    -------------------------- -------------------------
                                       Units        Amount        Units       Amount
                                    ----------- -------------- ---------- --------------
JPVF International Equity Division
 Issuance of units                   1,586,816   $21,345,389     806,326   $ 9,244,760
 Redemptions of units                  923,203    12,667,542     145,428     1,654,160
                                     ---------   -----------    --------   -----------
 Net Increase                          663,613   $ 8,677,847     660,898   $ 7,590,600
                                     =========   ===========    ========   ===========


                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF World Growth Stock Division
 Issuance of units                       710,815    $31,376,896      943,836    $39,051,743    1,011,924    $39,798,520
 Redemptions of units                    970,125     42,679,194    1,018,017     42,181,438      895,063     34,935,217
                                       ---------   ------------    ---------    -----------    ---------    -----------
 Net Increase (decrease)                (259,310)  $(11,302,298)    (74,181)   $(3,129,695)     116,861    $ 4,863,303
                                       =========   ============    =========    ===========    =========    ===========


                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF Global Hard Assets Division
 Issuance of units                       806,194    $ 7,003,824      437,515    $ 3,764,642      589,273    $ 6,878,213
 Redemptions of units                    773,498      6,589,824      450,418      3,957,328      475,559      5,621,281
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                             32,696    $   414,000      (12,903)   $  (192,686)     113,714    $ 1,256,932
                                       =========    ===========    =========    ===========    =========    ===========


                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF Emerging Growth Division
 Issuance of units                     1,754,220    $49,040,558    2,202,083    $45,173,868    2,187,207    $37,160,174
 Redemptions of units                  1,468,922     40,001,064    1,639,619     33,549,189    1,257,679     21,114,834
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                            285,298    $ 9,039,494      562,464    $11,624,679      929,528    $16,045,340
                                       =========    ===========    =========    ===========    =========    ===========


                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF Capital Growth Division
 Issuance of units                     1,885,588    $92,037,794    1,791,255    $66,165,409    1,727,504    $49,693,896
 Redemptions of units                  1,232,624     60,129,280    1,324,641     48,892,898    1,166,517     33,798,824
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                            652,964    $31,908,514      466,614    $17,272,511      560,987    $15,895,072
                                       =========    ===========    =========    ===========    =========    ===========

(a) Commencement of operations

                            JPF SEPARATE ACCOUNT A
                               DECEMBER 31, 1999

NOTE F--CONTRACTHOLDER TRANSACTIONS (Continued)

                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF Small Company Division
 Issuance of units                       730,490    $27,595,578      916,453    $39,034,264      783,149    $32,220,885
 Redemptions of units                    845,859     31,946,206      747,736     32,138,906      707,768     29,020,695
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase (decrease)                (115,369)   $(4,350,628)     168,717    $ 6,895,358       75,381    $ 3,200,190
                                       =========    ===========    =========    ===========    =========    ===========

                                                                    For the period
                                                                  January 20, 1998(a)
                                     Year Ended December 31,            through
                                               1999                December 31, 1998
                                    -------------------------- -------------------------
                                       Units        Amount        Units       Amount
                                    ----------- -------------- ---------- --------------
JPVF Growth Division
 Issuance of units                   1,109,124   $17,796,382     289,470   $ 3,260,004
 Redemptions of units                  295,421     4,555,951     162,322     1,781,790
                                     ---------   -----------    --------   -----------
 Net Increase                          813,703   $13,240,431     127,148   $ 1,478,214
                                     =========   ===========    ========   ===========

                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF Growth & Income Division
 Issuance of units                     1,018,584    $29,500,940    1,240,410    $32,593,480    1,110,245    $24,846,023
 Redemptions of units                    874,919     25,365,761    1,047,665     27,255,015      659,777     14,619,400
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                            143,665    $ 4,135,179      192,745    $ 5,338,465      450,468    $10,226,623
                                       =========    ===========    =========    ===========    =========    ===========

                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF Balanced Division
 Issuance of units                       578,685    $12,521,166      622,617    $11,686,604      557,010    $ 9,238,539
 Redemptions of units                    460,757      9,993,185      449,737      8,444,875      423,594      6,981,094
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                            117,928    $ 2,527,981      172,880    $ 3,241,729      133,416    $ 2,257,445
                                       =========    ===========    =========    ===========    =========    ===========

(a) Commencement of operations

                            JPF SEPARATE ACCOUNT A
                               DECEMBER 31, 1999

NOTE F--CONTRACTHOLDER TRANSACTIONS (Continued)

                                                                    For the period
                                                                   January 8, 1998(a)
                                      Year Ended December 31,            through
                                               1999                 December 31, 1998
                                     ------------------------- ---------------------------
                                        Units       Amount        Units         Amount
                                     ---------- -------------- ----------- ---------------
JPVF High Yield Division
 Issuance of units                     825,411   $ 8,463,868    1,187,107   $ 11,940,568
 Redemptions of units                  773,012     7,943,026      686,842      6,855,934
                                      --------   -----------    ---------   ------------
 Net Increase                           52,399   $   520,842      500,265   $  5,084,634
                                      ========   ===========    =========   ============

                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF Money Market
 Issuance of units                     3,240,917    $57,033,996    3,082,919    $52,304,400    2,230,904    $36,446,460
 Redemptions of units                  2,805,821     49,372,334    2,722,078     46,180,401    2,193,315     35,891,324
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                            435,096    $ 7,661,662      360,841    $ 6,123,999       37,589    $   555,136
                                       =========    ===========    =========    ===========    =========    ===========

                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
Fidelity VIP II Contrafund Division
 Issuance of units                     1,754,276    $33,244,625    2,028,731    $31,008,560    1,533,238    $19,271,804
 Redemptions of units                  1,129,685     21,491,398    1,065,432     16,037,139      580,340      7,204,967
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                            624,591    $11,753,227      963,299    $14,971,421      952,898    $12,066,837
                                       =========    ===========    =========    ===========    =========    ===========


                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
Fidelity VIP II Index 500 Division
 Issuance of units                     3,771,476    $77,313,900    3,405,171    $57,232,632    2,094,648    $28,323,380
 Redemptions of units                  2,439,500     50,590,001    1,486,670     24,577,055      822,768     11,297,991
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                          1,331,976    $26,723,899    1,918,501    $32,655,577    1,271,880    $17,025,389
                                       =========    ===========    =========    ===========    =========    ===========


                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
Fidelity VIP High Income Division
 Issuance of units                        23,042    $   283,589       71,621    $   908,088      797,876    $ 9,316,213
 Redemptions of units                     99,119      1,228,210      455,698      5,795,150      462,054      5,390,927
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase (decrease)                 (76,077)   $  (944,621)    (384,077)   $(4,887,062)     335,822    $ 3,925,286
                                       =========    ===========    =========    ===========    =========    ===========

(a) Commencement of operations

                            JPF SEPARATE ACCOUNT A
                               DECEMBER 31, 1999

NOTE F--CONTRACTHOLDER TRANSACTIONS (Continued)

                                                                            For the period
                                                                           January 8, 1998(a)
                                          Year Ended December 31,               through
                                                   1999                    December 31, 1998
                                       -----------------------------   --------------------------
                                          Units           Amount         Units         Amount
                                       -----------   ---------------   ---------   --------------
Fidelity VIP Growth Division
 Issuance of units                      2,522,313      $39,479,910      655,774      $ 7,806,648
 Redemptions of units                     672,246       10,641,557      122,386        1,450,555
                                        ---------      -----------      -------      -----------
 Net Increase                           1,850,067      $28,838,353      533,388      $ 6,356,093
                                        =========      ===========      =======      ===========


                                                                             For the period
                                                                           January 8, 1998(a)
                                          Year Ended December 31,               through
                                                   1999                    December 31, 1998
                                       -----------------------------   --------------------------
                                          Units           Amount         Units         Amount
                                       -----------   ---------------   ---------   --------------
Fidelity VIP Equity Income Division
 Issuance of units                      1,131,302     $13,584,576       982,482      $10,549,873
 Redemptions of units                     681,291       8,124,583       623,457        6,583,063
                                        ---------     -----------       -------      -----------
 Net Increase                             450,011     $ 5,459,993       359,025      $ 3,966,810
                                        =========     ===========       =======      ===========


                                                                          For the period
                                                                         January 8, 1998(a)
                                         Year Ended December 31,              through
                                                  1999                   December 31, 1998
                                       ---------------------------   --------------------------
                                          Units         Amount         Units         Amount
                                       ----------   --------------   ---------   --------------
MFS Reseach Division
 Issuance of units                       672,625     $ 8,701,356     631,245      $ 7,154,159
 Redemptions of units                    311,684       4,067,961     288,287        3,085,230
                                         -------     -----------     -------      -----------
 Net Increase                            360,941     $ 4,633,395     342,958      $ 4,068,929
                                        ========     ===========     =======      ===========


                                                                         For the period
                                                                         January 12, 1998(a)
                                         Year Ended December 31,               through
                                                   1999                   December 31, 1998
                                       ----------------------------   --------------------------
                                          Units          Amount         Units         Amount
                                       ----------   ---------------   ---------   --------------
MFS Utilities Division
 Issuance of units                       930,122      $11,856,880      667,553      $ 7,474,706
 Redemptions of units                    458,547        5,781,048      324,319        3,691,489
                                         -------      -----------      -------      -----------
 Net Increase                            471,575      $ 6,075,832      343,234      $ 3,783,217
                                         =======      ===========      =======      ===========

(a) Commencement of operations

                            JPF SEPARATE ACCOUNT A
                               DECEMBER 31, 1999

NOTE F--CONTRACTHOLDER TRANSACTIONS (Continued)



                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
Oppenheimer Bond Division
 Issuance of units                       646,006    $13,940,162    1,052,232    $22,601,035      396,342      $7,858,820
 Redemptions of units                    561,178     12,086,530      913,765     19,616,600      350,970       6,930,709
                                       ---------    -----------    ---------    -----------      -------      ----------
 Net Increase                             84,828    $ 1,853,632      138,467    $ 2,984,435       45,372      $  928,111
                                       =========    ===========    =========    ===========      =======      ==========


                                                                      For the period
                                                                    January 12, 1998(a)
                                      Year Ended December 31,             through
                                                1999                 December 31, 1998
                                      ------------------------   -------------------------
                                         Units       Amount         Units       Amount
                                      ---------- -------------   ---------- --------------
Oppenheimer Strategic Division
 Issuance of units                       369,193   $ 3,720,887      374,307    $ 3,726,685
 Redemptions of units                    250,262     2,516,498      204,970      2,046,784
                                       ---------   -----------      -------    -----------
 Net Increase                            118,931   $ 1,204,389      169,337    $ 1,679,901
                                       =========   ===========      =======    ===========

                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
Templeton International Division
 Issuance of units                     1,586,916    $28,116,196    2,289,338     $37,928,398    2,174,212    $32,480,846
 Redemptions of units                  1,515,331     26,830,623    1,615,048      26,786,975    1,245,865     18,792,083
                                       ---------    -----------    ---------     -----------    ---------    -----------
 Net Increase                             71,585    $ 1,285,573      674,290     $11,141,423      928,347    $13,688,763
                                       =========    ===========    =========     ===========    =========    ===========

(a) Commencement of operations

                                    PART II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

                     UNDERTAKINGS REGARDING INDEMNIFICATION

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   REPRESENTATIONS REGARDING FEES AND CHARGES


     The fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Jefferson Pilot Financial Insurance Company.

                     REPRESENTATION REGARDING RULE 6e-3(T)

This filing is made in reliance on Rule 6e-3(T) of the Investment Company Act of 1940.


                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

    The cover sheet.
    The Prospectus consisting of 78 pages.
    The undertaking to file reports.
    The undertaking pursuant to Rule 484(b) (1) under the Securities
    Act of 1933.
    The Representations Regarding Fees and Charges.
    The Representation Regarding Rule 6e-3(T).
    The signatures.
    Written consents of the following persons:

Ernst & Young LLP, contained in Exhibit 7 below.

The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

     (a) Certified copy of Resolution of Board of Directors of The Volunteer State Life Insurance Company, adopted at a meeting held on August 20, 1984 (in lieu of indenture or trust creating unit investment trust) (Incorporated by reference to Exhibit 1(a) of Post-Effective Amendment No. 12 to the Registration Statement on Form S-6 dated April 17, 1996).

     (b) Not applicable.

     (c) (i) Underwriting Agreement between The Volunteer State Life Insurance Company and Chubb Securities Corporation. (Incorporated by reference to
     Exhibit 1(c)(i) of Post-Effective Amendment No. 12 to the Registration Statement on Form S-6 dated April 17, 1996).

         (ii) Amendment to Underwriting Agreement between The Volunteer State Life Insurance Company and Chubb Securities Corporation. (Incorporated by reference to Exhibit 1(c)(ii) of Post-Effective Amendment No. 12 to the Registration Statement on Form S-6 dated April 17, 1996).

         (iii) Specimen District Manager's Agreement of Chubb Securities Corporation. (Incorporated by reference to Exhibit 1(c)(iii) of Post-Effective Amendment No. 12 to the Registration Statement on Form S-6 dated April 17, 1996).

         (iv) Specimen Sales Representative's Agreement of Chubb Securities Corporation. (Incorporated by reference to Exhibit 1(c) (iv) of Post-Effective Amendment No. 12 to the Registration Statement on Form 2-6 dated April 17, 1996).


         (v) Schedule of Commissions. (to be filed by Amendment).


     (d) Not applicable


     (e) (i) Specimen Policy

     (e) (ii) Form of Riders (Incorporated by reference to Exhibit 1(e)(ii) of Registration Statement on Form S-6 (33-77496) dated March 22, 1994.


     (f) (i) Amended and Restated Charter (with all amendments) of Chubb Life Insurance Company of America. (Incorporated by Reference to Exhibit 1(f)
     (i) of Post-Effective Amendment No. 2 on

     Form S-6 of Chubb Separate Account C, to the Registration Statement filed December 10, 1993, File No. 33-72830).

         (ii) By-Laws of Chubb Life Insurance Company of America. (Incorporated by Reference to Exibit 1(f) (ii) of Post-Effective Amendment No. 2 on Form S-6 of Chubb Separate Account C, to the Registration Statement filed December 10, 1993, File No. 33- 72830).

     (g) Not applicable.

     (h)(i) Fund Distribution Agreement between Chubb America Fund, Inc., and Chubb Securities Corporation (incorporated by reference to Exhibit 6(b) of Post-Effective Amendment No. 7 to Form N-1A of Chubb America Fund Inc., filed on April 11, 1990, Registration No. 2-94479).

         (ii) Amendment to Fund Distribution Agreement between Chubb America Fund, Inc. and Chubb Securities Corporation (incorporated by reference to
     Exhibit 6(a) of Post-Effective Amendment No. 7 to Form N-1A of Chubb America Fund, Inc., filed on April 11, 1990, Registration No. 2-94479).

         (iii) Amended and Restated Investment Management Agreement between Chubb America Fund, Inc., and Chubb Investment Advisory Corporation (incorporated by reference to Exhibit 5(a) of Post-Effective Amendment No. 7 to Form N-1A of Chubb America fund, Inc., filed on April 11, 1990, Registration No. 2-94479).

         (iv) Sub-Investment Management Agreement by, between and among Chubb America Fund, Inc., Chubb Investment Advisory Corporation and Templeton, Galbraith & Hansberger Ltd. (incorporated by reference to Exhibit 5(e) of Post-Effective Amendment No. 11 to Form N-1A of Chubb America Fund, Inc., filed April 14, 1993, Registration No. 2-94479).

         (vii) Sub-Investment Management Agreement by, between and among Chubb America Fund, Inc., Chubb Investment Advisory Corporation and Van Eck Associates Corporation (incorporated by reference to Exhibit 5(f) of Post-Effective Amendment No. 7 to Form N-1A of Chubb America Fund, Inc., filed on April 11, 1990, Registration No. 2-94479).


         (viii) Sub-Investment Management Agreement among Chubb America Fund, Inc., Chubb Investment Advisory Corporation and Pioneering Management Corporation (incorporated by reference to Exhibit 5(g) of Post-Effective Amendment No. 7 of Form N-1A of Chubb America

     Fund, Inc., filed on April 11, 1990, Registration No. 2-94479).


         (ix) Custodian Agreement between Chubb America Fund, Inc., and Citibank, N.A. (incorporated by reference to Exhibit 8 of Post-Effective Amendment No. 8 to Form N-1A of Chubb America Fund, Inc., filed on February 21, 1991, Registration No. 2-94479).

         (x) Amendment to the Custodial Services Agreement between Chubb America Fund, Inc., and Citibank, N.A. (incorporated by reference to
     Exhibit 8(b) of Post-Effective Amendment No. 11 to Form N-1A of Chubb America Fund, Inc. filed on April 14, 1993, Registration No. 2-94479).

         (xi) Amendment No. 2 to Custodial Services Agreement between Chubb America Fund, Inc. and Citibank, N.A. (incorporated by reference to Exhibit 8(c) of Post-Effective Amendment No. 11 of Form N-1A of Chubb America Fund, Inc. filed on April 14, 1993, Registration No. 2-94479).

         (xii) Investment Management Agreement between Chubb America Fund, Inc. and Chubb Investment Advisory Corporation for the Growth and Income Portfolio (incorporated by reference to Exhibit 5(i) of Post-Effective Amendment No. 9 of Form N-1A of Chubb America Fund, Inc. filed on February 28, 1992, Registration No. 2-94479).

         (xiii) Investment Management Agreement between Chubb America Fund, Inc. and Chubb Investment Advisory Corporation for the Capital Growth Portfolio (incorporated by reference to Exhibit 5(j) of Post-Effective Amendment No. 9 to Form N-1A of Chubb America Fund, Inc. filed on February 28, 1992, Registration No. 2-94479).

         (xiv) Sub-Investment Management Agreement by, between and among Chubb America Fund, Inc., Chubb Investment Advisory Corporation and Janus Capital Corporation (incorporated by reference to Exhibit 5(m) of Post-Effective Amendment No. 11 to Form N-1A of Chubb America Fund, Inc. filed on April 14, 1993, Registration No. 2-94479).

         (xv) Sub-Investment Management Agreement by, between and among Chubb America Fund, Inc., Chubb Investment Advisory Corporation and Phoenix Investment Counsel, Inc. (incorporated by reference to Exhibit 5(n) of Post-Amendment No. 11 to Form N-1A of Chubb America Fund, Inc. filed on April 14, 1993, Registration No. 2-94479).

         (xvi) Form of Investment Management Agreement between Chubb America Fund, Inc. and Chubb Investment Advisory Corporation with respect to the Emerging Growth Portfolio (incorporated by reference to Exhibit 5(p) of Post-Effective Amendment No. 12 to Form of Chubb America Fund, Inc. filed on February 14, 1995 Registration No. 2-94479).

         (xvii) Form of Investment Management Agreement between Chubb America Fund, Inc. and Chubb Investment Advisory Corporation with respect to the Emerging Growth Portfolio (incorporated by reference to Exhibit 5(p) of Post-Effective Amendment No. 12 to Form 12 to Form N-1A of Chubb America Fund, Inc. filed on February 14, 1995 Registration No. 2-94479).

         (xviii) Form of Sub-Investment Management Agreement between Chubb America Fund, Inc., Chubb Investment Advisory Corporation and Massachusetts Financial Services Company with respect to the Emerging Growth Portfolio (incorporated by reference to Exhibit 5(q) of Post-Effective Amendment No. 12 to Form N-1A of Chubb America Fund, Inc., filed on February 14, 1995, Registration No. 2-94479).


     (i) Not Applicable.

     (j) Application.

2.   Specimen Policy. (Same as 1(e)).


3.   Opinion of counsel.


4.   Not Applicable.

5.   Not Applicable.


6.   Actuarial opinion and consent of Richard Dielensnyder, FSA, MAAA.


7.   Consent of Ernst & Young LLP.


8.   Procedures Memorandum (to be filed by Amendment).


9.   Specimen Notice of Right of Withdrawal, pursuant to Rule 6e3 (T) (b) (13)
     (viii). (Incorporated by reference to Exhibit 9 of Post-Effective Amendment No. 13 to the Registration Statement on Form S-6 dated April 17, 1996).

11.  (a) Not Applicable.
     (b) Not Applicable.

12. (Incorporated by reference to Exhibit 12 of Post-Effective Amendment No. 2 to the Registration Statement on Form S-6 of Chubb Separate Account C, filed December 10, 1993, File No. 33-72830).

13. (Incorporated by reference to Exhibit 13 of Post-Effective Amendment No. 2 to the Registration Statement on Form S-6 of Chubb Separate Account C, filed December 10, 1993, File No. 33-72830).

14.  Not Applicable.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the registrant, JPF Separate Account A, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Pre-Effective Amendment No. 1 to the Registration Statement and, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to the hereunto affixed and attested, all in Concord, New Hampshire on the 18th day of April, 1999.



(SEAL)                               JPF SEPARATE ACCOUNT A
                                       (Registrant)
                                     JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
                                     AMERICA (Depositor)



                                     By:  /s/ Russell C. Simpson
                                     -------------------------------------------
                                              Russell C. Simpson


                                     Title:   Treasurer
                                     -------------------------------------------

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, Jefferson Pilot Financial Insurance Company certifies that it meets the requirements of the Securities Act Rule 485(b) for effectiveness of this Pre-Effective Amendment
No. 1 to the Registration Statement and has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Concord, New Hampshire on the 18th day of April, 1999.



[SEAL APPEARS HERE]                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY


                                     By:  /s/ Charles C. Cornelio
                                          --------------------------------------
                                              Charles C. Cornelio

                                     Title: Executive Vice President
                                            ------------------------------------

ATTEST:

/s/ Ronald R. Angarella
--------------------------------
Ronald R. Angarella
Senior Vice President

     Pursuant to the requirements of the Securities act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


Signatures                            Title                    Date

/s/ Dennis R. Glass
-----------------------------------   Director             April 18, 2000
    Dennis R. Glass

/s/ Kenneth C. Mlekush
-----------------------------------   Director             April 18, 2000
    Kenneth C. Mlekush

/s/ David A. Stonecipher
-----------------------------------   Director             April 18, 2000
    David A. Stonecipher


                                  EXHIBIT INDEX

1(e)(i). Specimen Policy

3.       Opinion of Counsel

6.       Actuarial Opinion and Consent of Richard Dielensnyder, FSA, MAAA

7.       Consent of Ernst & Young LLP
         Independent Auditors ...............................................